Form 40-F
period 2002-12-31
ID BIOMEDICAL CORP
filed 2003-05-14
CIK 889330

                         SECURITIES EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM 40-F

      / /       REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

   /X/       ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended December 31, 2002   Commission File Number 0-20390
                            ------------------------

                            ID BIOMEDICAL CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


        BRITISH COLUMBIA                                     6794                                   NOT APPLICABLE
 (PROVINCE OF OTHER JURISDICTION                   (PRIMARY STANDARD INDUSTRIAL                    (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)                   CLASSIFICATION CODE NUMBER)                   IDENTIFICATION NO.)


                           1510-800 WEST PENDER STREET
                           VANCOUVER, BRITISH COLUMBIA
                         CANADA, V6C 2V6, (604) 431-9314
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANTS' PRINCIPAL EXECUTIVE OFFICES)

                           ID BIOMEDICAL OF WASHINGTON
               19204 NORTH CREEK PARKWAY, SUITE 100 BOTHELL 98011
                                 (425) 482-2601
                (NAME, ADDRESS (INCLUDING ZIP CODE) AND TELEPHONE
              NUMBER (INCLUDING AREA CODE) OF AGENT FOR SERVICE IN
                               THE UNITED STATES)
                   ------------------------------------------

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      None

Securities registered or to be registered pursuant to Section 12(g) of the Act:


TITLE OF EACH CLASS:                  NAME OF EACH EXCHANGE ON WHICH REGISTERED:
Common Shares,                                       The Toronto Stock Exchange
without par value                                    The Nasdaq National Market


Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      None

For annual reports, indicate by check mark the information filed with this Form:

 /X/ Annual information form       /X/ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by this annual report.

                      The Registrant had 32,606,071 shares
                        outstanding at December 31, 2002

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the registrant in connection with such rule.

                  Yes          82-                       No   X
                     ----         ----                     ----

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

                     Yes  X                                           No
                        ----                                             ----

                                TABLE OF CONTENTS


                                                                                                                    PAGE
                                                                                                                    NUMBER
ID Biomedical Corporation Annual Information Form ("AIF") dated
February 28, 2003..................................................................................................

         - AIF Table of Contents...................................................................................

ID Biomedical Corporation Consolidated Financial Statements for the year ended
December 31, 2002, including the Auditors' Report thereon, dated
January 31, 2003...................................................................................................

Management's Discussion and Analysis of Financial Condition and the
Results of Operations..............................................................................................

Disclosure Controls and Procedures, and Internal Controls..........................................................

Code of Ethics for Senior Executive and Financial Officers.........................................................

Undertaking and Consent to Service of Process......................................................................

Signature..........................................................................................................

Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act ..................................................

Exhibit Index......................................................................................................


                            ID BIOMEDICAL CORPORATION

                             ANNUAL INFORMATION FORM
                                  FOR THE YEAR
                             ENDED DECEMBER 31, 2002














                          Dated as of February 28, 2003

                                TABLE OF CONTENTS



THE COMPANY............................................................................................. 3

BUSINESS OF ID BIOMEDICAL - GENERAL..................................................................... 3


SUBUNIT VACCINES........................................................................................ 4
   Development Programs................................................................................. 5
   Business Strategy....................................................................................15
   Clinical and Regulatory Requirements.................................................................16
   Competition..........................................................................................18
   Marketing and Distribution...........................................................................20
   License and Acquisition Agreements...................................................................20
   Technology Partnership Canada Agreeement ............................................................22
   Patent Protection....................................................................................22

GENE-BASED TESTING......................................................................................23
   Cycling Probe(TM) Technology - Gene Detection Platform...............................................23
   Product Development Program..........................................................................25
   Business Strategy....................................................................................26
   Regulatory Requirements..............................................................................27
   Competition to Velogene MRSA and VRE Tests...........................................................28
   Marketing and Distribution...........................................................................29
   License and Acquisition Agreements...................................................................29
   Patents and Other Intellectual Property..............................................................30
   Legal Proceedings....................................................................................31

FACILITIES AND HUMAN  RESOURCES.........................................................................31

SELECTED CONSOLIDATED FINANCIAL INFORMATION.............................................................32

MANAGEMENT'S DISCUSSION OF OPERATING RESULTS............................................................32

MARKET FOR SECURITIES  .................................................................................39

DIRECTORS AND OFFICERS..................................................................................39

RISK FACTORS............................................................................................42

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS..........................................................51

DIVIDEND POLICY.........................................................................................51

ADDITIONAL INFORMATION..................................................................................52

CAUTION REGARDING FORWARD-LOOKING STATEMENTS............................................................52

GLOSSARY OF TECHNICAL TERMS.............................................................................54



                                   THE COMPANY


ID Biomedical Corporation (IDB) was incorporated under the COMPANY ACT (British Columbia) on March 4, 1991. IDB has three subsidiaries: ID Biomedical Corporation of Washington (IDBW), ID Biomedical Corporation of Quebec (IDBQ), and ID Biomedical Corporation of Maryland (IDBM). References herein to the "Company" may refer individually or collectively to ID Biomedical Corporation, IDBW, IDBQ and/or IDBM.


IDBW was incorporated under the laws of the State of Delaware on March 9, 1993 under the name of ID Vaccine Corporation. ID Vaccine Corporation changed its name to ID Biomedical Corporation of Washington on December 29, 2000. The primary focus of IDBW is the development of StreptAvax(TM) vaccine, the Company's vaccine against group A streptococcus; the management of the Company's Good Manufacturing Practices (GMP) pilot manufacturing facility; and the development of the various technologies and core competencies required to produce recombinant proteins used in subunit vaccines. IDB holds approximately 97% of the outstanding voting securities of IDBW, with a minority interest held by the University of Tennessee Research Corporation (UTRC). The minority shareholder interest resulted from a vaccine license agreement entered into by IDBW (see "Subunit Vaccines - License and Acquisition Agreements"). It is IDB's intention to reacquire UTRC's ownership interest in IDBW through the renegotiation of the license agreement. If successful, the agreement should be amended in 2003 and the Company expects to issue its common shares and/or provide cash consideration to UTRC.

In May 2001, IDB acquired Montreal, Quebec based IDBQ and its Baltimore, Maryland subsidiary IDBM (see "Subunit Vaccines - License and Acquisition Agreements").

IDBQ was incorporated under the CANADA BUSINESS CORPORATIONS ACT on June 13, 1991 under the name of Dialab Consultants en Services Diagnostiques Inc. and, on July 18, 1997, changed its name to Intellivax International, Inc. Intellivax International, Inc. subsequently changed its name to ID Biomedical Corporation of Quebec on April 15, 2002. The primary focus of IDBQ is the development of the Company's FluINsure(TM) intranasal influenza vaccine; the development of the Proteosome(TM) protein adjuvant/delivery technology; and the preclinical development of respiratory vaccines based on the Proteosome protein platform technology. IDB holds 100% of the outstanding voting securities of IDBQ.

IDBM was incorporated under the laws of the State of Maryland on May 11, 1995 under the name of Intellivax, Inc. Intellivax, Inc. changed its name to ID Biomedical Corporation of Maryland on July 12, 2002. The primary focus of IDBM is managing the Company's clinical and regulatory affairs. IDBQ holds 100% of the outstanding voting securities of IDBM.


Unless otherwise noted, all financial references in this Annual Information Form are in Canadian dollars.


                       BUSINESS OF ID BIOMEDICAL - GENERAL

IDB is a biotechnology company focused on the development of proprietary subunit vaccines including those based on its Proteosome(TM) protein intranasal adjuvant/delivery technology. In addition, the Company owns and licenses rights to its proprietary genomics analysis system, Cycling Probe(TM) Technology (CPT).

IDB is developing subunit vaccines for the prevention of a number of different diseases. Subunit vaccines differ from traditional vaccines in that they consist of proteins or other components of the organism rather than the whole, live organism. The Company's product candidates in clinical development are:

     StreptAvax(TM) vaccine, a multivalent subunit vaccine against group A streptococcus. A prototype formulation of this vaccine has been tested in human clinical trials in the United States in collaboration with the University of Tennessee and the United States National Institutes of Health, and a more advanced formulation is currently being tested in human clinical trials with Dalhousie University in Canada; and

     FluINsure(TM) vaccine, an intranasally delivered subunit influenza ("flu") vaccine, which has been tested in a Phase I Clinical Trial at the University of Rochester, two Phase II Clinical Trials in Canada, as well as a Phase II challenge trial in the United Kingdom.

The Company also has pre-clinical research programs that include the possible development of an allergy vaccine, a vaccine against respiratory Syncitial virus
(RSV) and vaccines against biological warfare agents. All of the Company's pre-clinical research programs are based on a potential platform vaccine technology for the intranasal delivery of vaccine antigens. This proprietary platform is trademarked Proteosome(TM) technology (see "Subunit Vaccines - Development Programs").

Using CPT, the Company has developed two rapid tests that identify antibiotic-resistant bacteria from culture under the trademark Velogene(TM) genomic identification assay. The Company believes that CPT has cost, time and ease of use advantages over some comparable gene detection systems currently on the market, but requires additional development to increase the sensitivity of the technology to be more widely used. Each of the Company's products has been cleared for sale in the U.S. by the Food and Drug Administration (FDA). In addition to having developed these tests, the Company is licensing CPT and its patents in signal amplification to other parties in the genomics and diagnostic industry for further product and technology development. Currently, the Company has licensing arrangements in place with Applied Biosystems, Mitsubishi Chemical Corporation, Apogent Inc., and Takara Biomedical Group (See "Gene Based Testing
- License and Acquisition Agreements").


                                SUBUNIT VACCINES

Vaccination has long been recognized as one of the most cost-effective forms of disease control. As an industry, the market for vaccines has been steadily growing over the last several years. Worldwide, the estimated market has grown from about U.S. $1.6 billion in 1990 to approximately U.S. $6.5 billion in 2001, or about 15% annually over the last decade. However, with high barriers to entry, complex development and difficult manufacturing issues, many of the current vaccine market segments are protected. As a result, the industry continues to be dominated by only four companies: Aventis Pasteur, GlaxoSmithKline, Merck, and Wyeth (formerly American Home Products). Companies with new technologies and innovative vaccine design strategies, however, have been making progress.

IDB established its subsidiary, IDBW, in March 1993 to develop and commercialize subunit vaccines (protein or peptide-based) for the prevention and treatment of human infectious diseases. Vaccines have historically been made from live organisms that have been altered to reduce their virulence. Subunit vaccines differ from traditional vaccines in that subunit vaccines consist only of proteins or other components of the organism rather than the whole, live organism that can cause disease. The Company believes that subunit vaccines can provide long-lasting protection from disease in a safe, cost-effective manner.

The Company believes there are several possible advantages to subunit vaccine technology compared to vaccines made from whole organisms:

- subunit vaccines selectively boost immune responses to the molecules most relevant to protective immunity, which may induce a higher level of immune protection than a vaccine based on a whole altered organism;

- subunit vaccines contain only one or a few molecules or molecular fragments, which cause them to likely be less toxic than a whole bacterial vaccine that contains thousands of different molecular species;

- subunit vaccines can be closely monitored for quality standards due to the homogenous nature of the subunit or fragment; and

- subunit vaccines are not expected to cause the spread of the disease to other parts of the body in people with compromised immune systems.

In May 2001, IDB acquired IDBQ, a private, Montreal-based, mucosal delivery company focused on developing subunit vaccines delivered by nasal spray. Through this acquisition, IDB acquired a nasal influenza vaccine, which is trademarked FluINsure(TM) vaccine; a proprietary platform vaccine delivery and adjuvant technology, trademarked Proteosome(TM) technology, for the nasal delivery of subunit vaccines; a large portfolio of intellectual property; and an experienced workforce.

The Company believes there are several potential benefits of Proteosome technology-based vaccines, including:

     -    ease of administration - a needle-free vaccine delivery system;

     - increased immune response by generating antibodies both systemically in the blood, as well as in the mucosal systems; and

     - enhanced stability due to the Proteosome technology being stable at refrigerated temperatures and the potential to be room-temperature stable, as well as the ability to survive more than one freeze/thaw cycle without losing potency.

The Company's strategy in this business segment is to develop vaccines for diseases associated with potentially significant market opportunities or those that will readily demonstrate the benefits of the Proteosome technology. The Company seeks to work with leading collaborators who have either proof-of-principle and proprietary technology that the Company can access through technology licensing agreements, or who can otherwise assist the Company in preclinical development and/or clinical testing of the Company's vaccine candidates. In addition, the Company intends to seek strategic alliances with senior vaccine or biopharmaceutical companies to complete clinical testing, obtain regulatory approvals, and to manufacture, distribute and sell its products.

                              DEVELOPMENT PROGRAMS

The Company's product candidates currently in clinical development are: the group A streptococcal StreptAvax(TM) vaccine and the intranasally delivered subunit influenza FluINsure(TM) vaccine. The Company's preclinical or research vaccine programs target primarily respiratory diseases and biological warfare agents and are based upon the platform Proteosome(TM) adjuvant/delivery technology for subunit vaccines. In addition, the Company has developed proprietary technologies and core competencies in subunit vaccine development. These technologies include ID CX5, a proprietary protein expression system to clone and express recombinant proteins in highly efficient yields.

GROUP A STREPTOCOCCUS (GRAS) STREPTAVAX(TM) VACCINE

GrAS is a major public health problem throughout the world. Approximately 25 to 35 million physician office visits for suspected pharyngitis, or strep throat, occur each year in the United States alone. Although laboratory tests subsequently establish that only 30% of these cases result from GrAS infection, the majority of patients receive broad-spectrum antibiotics. The high disease incidence and current clinical practice result in both significant health care costs and induction of antibiotic resistance. GrAS also causes a variety of other human diseases and conditions ranging from impetigo (a skin infection), necrotizing fasciitis, or flesh eating disease, toxic shock syndrome, pyoderma (boils and abscesses), scarlet fever, pneumonia and acute rheumatic fever.

There are thought to be over 100 different serotypes of GrAS, each with its own specific M protein. The M protein is a cell surface molecule that is the major virulence factor of GrAS. The Company developed a prototype GrAS vaccine that was designed to cover six of the serotypes that have been associated with rheumatic fever, invasive disease and strep throat. Subsequently, the Company developed a vaccine candidate covering 26 different GrAS serotypes and this vaccine candidate is in Phase II clinical development.

Work on the prototype GrAS vaccine has been conducted by IDBW's collaborator at the University of Tennessee. Together with its collaborator, IDBW has been able to show that the prototypic GrAS vaccine formulated for human use produced a positive antibody response in animal models. This testing also indicated that no toxicity was associated with the vaccine. Additional safety studies showed that the antibodies that were produced by the vaccine did not bind to a variety of human tissues, including heart or kidney tissue. These studies are significant due to safety concerns that resulted from clinical testing of GrAS vaccines in the 1960s and 1970s. These concerns arose due to the potential of the M protein to cause production of antibodies that cross-react with human tissues, especially heart tissue. Because of these safety concerns, the FDA passed a regulation prohibiting the marketing in the U.S. of products containing GrAS when the US standard of potency is not known. The Company believes its GrAS vaccine, which is based on portions of the M protein, will be exempt from or overcome these regulations, if it is proven safe and effective through the various stages of human testing (see "Subunit Vaccines - Clinical and Regulatory Requirements"). There can be no assurance, however, that the Company will receive this exemption or ultimately overcome this regulation in order to be able to market the vaccine in the United States or elsewhere (see "Risk Factors").

In October 1997, IDBW entered into an agreement with the United States National Institutes of Health (NIH) to collaborate on the human testing of the prototype GrAS vaccine. Under the agreement, IDBW manufactured and supplied the prototype GrAS vaccine to the NIH's National Institute of Allergy and Infectious Diseases (NIAID) for initial safety testing in humans. The NIH paid for the Phase I Clinical Trial expenses and IDBW assumed responsibility for product liability and agreed to pay for any medical care required as a result of any volunteer's participation in the clinical trial. On May 6, 1999, NIAID filed an Investigational New Drug (IND) application with the FDA. On June 9, 1999 the IND was approved, and the NIAID began Phase I human safety trials at its Vaccine and Treatment Evaluation Units (under contract with the University of Maryland) on October 6, 1999. The vaccine for this Phase I Clinical Trial was produced under what the Company believes to be Good Manufacturing Practices by IDBW at its facilities in Bothell, Washington. Subsequent to the production of this prototype, in 2001, the Company built a pilot scale GMP manufacturing and clean room facility at IDBW.

On February 9, 2000, the Company announced that the prototype vaccine was safe and well tolerated by all volunteers who received the lowest (50 microgram or "ug") dose of the vaccine. In 2001, testing of the prototype vaccine was completed at a dose of 100ug in healthy adult volunteers with no safety or toxicity concerns. Testing of the prototype vaccine at the 200ug level was completed by the NIH in 2002 and again, no safety or toxicity issues were apparent (see "Subunit Vaccines - Clinical and Regulatory Requirements").

In January 2001, the Company announced that it filed an application with the Canadian Health Protection Branch to conduct a Phase I Clinical Trial of a formulation of the GrAS vaccine that was designed to cover 26 different serotypes of GrAS. This 26-valent formulation of the GrAS vaccine has been trademarked StreptAvax(TM) vaccine. The StreptAvax(TM) vaccine is not based on the Proteosome technology but has been formulated as an injectable vaccine with the FDA-approved (off-patent) adjuvant known as "Alum."

In March 2001, the Company was granted permission by the Therapeutic Products Program of Health Canada to conduct a Phase I Clinical Trial of the StreptAvax(TM) vaccine. In July 2001, the Company started the trial with the first group of healthy adult volunteers enrolling and receiving their first vaccination of the StreptAvax(TM) vaccine. The Company announced in March 2002 that an analysis of data from the Phase I Clinical Trial showed that the desired immune response endpoints of the trial had been achieved and that no safety concerns were apparent. Long-term follow up of the volunteers over a 12 month period from the time that each person received his/her final immunization confirmed that there were no apparent safety concerns. While completing the long-term safety follow up of the Phase I trial, the Company submitted an application in March 2002 and was granted permission in April 2002 to conduct a Phase II Clinical Trial. The protocol for the Phase II Clinical Trial calls for testing the vaccine in both healthy adults and well as children. Enrollment of the first portion of the adult subjects was initiated in June 2002. With positive results, the Company will proceed to examine the safety and immune response of the vaccine in the second cohort of adults, and with positive results, in healthy children. The Company expects the testing in adults to be conducted throughout 2003, with testing in children to begin in 2004.

There can be no assurances, however, that the original protocol as filed will be maintained since all results of the Phase I and the adult portion of the Phase II testing will have an effect on the ultimate design of additional testing by the Company. Further, even if approved by Health Canada, each clinical site may have its own regulations or practices that will factor into when a particular site may be able to enroll volunteers for a study in children.

The Company believes the greater number of serotypes in the StreptAvax(TM) vaccine (26) from the prototype vaccine (6) will allow the Company to meet its overall objective of developing a GrAS vaccine that potentially covers the majority of serotypes believed to be important in the epidemiology of human disease associated with GrAS. It is not currently known how many serotypes, however, must be covered to significantly reduce GrAS disease. A database of GrAS serotypes historically collected and maintained by the U.S. Centers for Disease Control (CDC) suggests that some serotypes are much more common than others, and that it may be possible to design a multivalent GrAS vaccine that covers a significant portion of disease causing serotypes in the United States with far fewer M proteins than are in circulation (some of which may not be currently responsible for causing any, or very little, disease). In addition to the serotype data available from the CDC, the Company sponsored an epidemiology study by Dr. Stan Shulman of Northwestern University Medical School and Children's Memorial Hospital, to collect and study GrAS serotypes from various regions of the United States during the 2000 and 2001 calendar years. In this study, Dr. Shulman received approximately 100 serotypes each from contracted physicians treating suspected GrAS pharyngitis in 10 different geographical regions throughout the U.S. (for a total of about 1000 samples in the study). At an October 2001 meeting of the Infectious Disease Society of America, Dr. Shulman presented data from this study showing that a majority of GrAS-related disease from the isolates collected was caused by a minority of known GrAS serotypes. Predicted coverage of the 26 valent StreptAvax(TM) vaccine to pharyngitis and other GrAS-related diseases in the U.S., based upon the data generated by Dr. Shulman, was above 85%. The Company has contracted with Dr. Shulman for a continuation of this study, with additional samples and epidemiological analysis to be completed in 2003. The expanded study includes the addition of at least 2 collection centers in Canada.

Although there can be no assurances that the pattern of circulating GrAS serotypes will remain the same in the future or that this study or future studies will accurately predict the actual prevalence of circulating GrAS serotypes in North America, or further that this will translate to GrAS disease in other parts of the world, the Company believes the study was designed appropriately and that the results support the feasibility of a multivalent GrAS vaccine, such as the StreptAvax(TM) vaccine. It should be noted that there are other multivalent vaccines to protect against different bacteria that have been successfully commercialized and are effective in reducing disease burden, even though they cover only a minority of possible serotypes or strains of the targeted bacteria. Prevnar(R), the recently introduced vaccine to protect against pneumococcal disease in children, is one such example.

PROTEOSOME(TM) TECHNOLOGY

The Company's proprietary Proteosome vaccine platform technology potentially serves as both a vaccine adjuvant (stimulant of immune responses) and mucosal delivery system that may enhance a vaccine's effectiveness and/or ease of use. Proteosome proteins are purified from bacterial outer membranes of NEISSERIA MENINGITIDIS and then combined with selected antigens (portions of target microorganisms important in developing an immune response in the body) to create Proteosome vaccines. When administered to the nasal mucosal via nasal spray, Proteosome vaccines have been shown in animal studies and in Phase I and Phase II human clinical trials to have the potential to stimulate a more comprehensive immunity profile (eliciting potentially both serum and mucosal antibodies) than traditional injectable vaccines that stimulate only serum antibodies.

This dual serum and mucosal response is due to the ability of Proteosome vaccines to elicit immune responses in mucosal secretions as well as in the blood, whereas injectable vaccines do not efficiently induce mucosal immune responses. The Company believes this enhanced immune response or adjuvant property results from certain components of the protein-based Proteosome particle structures, including small amounts of lipopolysacharides. Mucosal immune responses are potentially important because they are uniquely designed to protect the body against invading bacteria, viruses and toxins before these pathogens ever reach the internal organs. In contrast, systemic responses in the blood begin to take effect only after infections have entered the body. Therefore, mucosal immunity may be considered a "front line" of immune defense, possibly stopping pathogens at mucosal surfaces. This gives mucosal vaccines a potential advantage over traditional injectable vaccines, since the pathway of entry of most infectious diseases is via mucosal surfaces. In addition, mucosal vaccines provide the added convenience of ease of administration over injectable vaccines (nasal spray vs. needle injection).

In addition to the potential of increased immune responses, other potential advantages of intranasal vaccines based on the Proteosome technology include: needle-free administration -- which could lead to increased compliance and, in the future, the potential for self-administration; safety - Protesome particles are designed to work with subunits (proteins or peptides) of infectious agents that reduce safety concerns that are related to live vaccines; and stability - Proteosome vaccines exhibit improved storage temperature profiles compared to the same antigens when not complexed with Proteosome particles.

Although by definition adding an additional substance to a vaccine antigen may increase production costs of the end product, Proteosome components have been shown, in our pilot Good Manufacturing Practices facility to be relatively inexpensive to manufacture. The materials used and the simple and efficient design of the manufacturing process should allow for cost-effective production, although the initial costs of constructing and equipping a GMP facility for large-scale commercial manufacturing of Protesome proteins are likely to be substantial. The actual per dose costs of Proteosome proteins will depend on the amortization of such a plant and the equipment used in the facility, as well as the associated costs of quality assurance, quality control, and the other direct and indirect costs of manufacturing. Further, there can be no assurance that the scale-up of the process will continue to be successful or economically efficient.

Currently, the Company is pursuing the following vaccine research and development programs that involve Proteosome vaccines:

INFLUENZA VACCINE

According to a variety of different estimates, influenza ("flu") accounts for approximately $5 billion in direct medical costs and about $12 billion in lost productivity of infected workers each year. According to World Health Organization (WHO ), influenza afflicts 70 - 150 million people and accounts for 125,000 deaths in North America and Europe annually. Relative to healthy adults, the mortality rate of flu is substantially higher for people over 65 years of age and for those with chronic illnesses.

Because the influenza virus changes form, the U.S. Centers for Disease Control
(CDC), WHO and FDA determine which strains of influenza virus are likely to infect the population in the coming year. In February/March of each year, the WHO recommends which strains of influenza should be included in the vaccines used to immunize against influenza. The three strains that are most likely to cause influenza for the upcoming season are included in the flu vaccine for that particular year. Current vaccines have been shown to provide 70-90% protection against influenza infection in people under the age of 65. The CDC recommends influenza vaccines for elderly and high-risk individuals, and recently extended its recommendation to include those 50 and older. Health Canada recommends influenza vaccination for persons over 64 or with chronic illnesses, but also "encourages" the vaccine for the general population.

An international network of laboratories monitors the emergence and spread of new epidemic and pandemic strains of influenza. The network was established in 1947 and now includes three WHO Collaborating Centers and approximately 120 WHO National Laboratories. The network's objective is to detect the emergence and spread of antigenic variants of influenza. This information is used to signal the need to update the strains contained in the influenza vaccine. Additionally, CDC supports a surveillance program for year-round influenza isolation in six cities in China, where many pandemic and epidemic strains have first appeared.

The manufacture of the influenza vaccine each year requires access to large volumes of the influenza strains identified by the WHO. Vaccine strains tend to grow slowly in the laboratory and are difficult to manufacture on a large scale. To speed up the process, hemagglutinin and neuraminidase from the selected strains are inserted into an egg-adapted form of influenza virus that will grow quickly in the laboratory. Both the selected and the fast-growing viruses are then used to infect embryonated chicken eggs. After multiple replications, the allantoic fluid of the eggs is collected, cells are lysed, the virus is concentrated and inactivated and viral proteins are partially purified, isolated and delivered for manufacturing.

The Company's flu vaccine is based on combining or complexing egg-derived flu antigens with Proteosome proteins derived from the outer membrane of NEISSERIA MENINGITIDIS. The Proteosome proteins are known to have adjuvant properties and to confer enhanced immunogenicity via mucosal delivery routes. The key, measured influenza antigen complexed to Proteosome proteins in the Company's flu vaccine product is the hemagglutinin protein from the influenza virus. Immune responses against the hemagglutinin protein are known to be associated with protection against influenza infection and include (but are not limited to) the hemagglutination-inhibiting antibodies found in the bloodstream after immunization with an influenza vaccine.

To test the breadth of the technology and to improve future strategic alliance possibilities, the Company has obtained commercial supplies of influenza virus or egg-derived flu vaccines from three different commercial suppliers. The Company has produced several different production development lots based upon the materials received from these different suppliers, and has produced and tested vaccine lots containing the influenza virus strains from at least three different years. As a result, the Company believes the Proteosome technology will work with multiple sources of flu antigen and will be effective from year to year even though as noted above, the flu vaccine composition may change from year to year. There can be no assurances, however, that this success will be transferable to each potential supplier of flu vaccine or in the future from year to year for all three required strains (see "Risk Factors"). In the event the Company is not successful in complexing Proteosome proteins with antigens supplied by one or more particular flu vaccine manufacturers, then this will likely limit the Company's ability to enter into strategic alliances with such manufacturers or commercialize the Proteosome-based flu vaccine. Since the Company does not have the facilities or expertise required to internally produce flu antigen, its relationships with flu vaccine manufacturers are critical to the ultimate success of the Company's intranasal flu vaccine (see "Risk Factors").

In April 2001, the Company announced positive results from the human testing of a subunit, intranasal, prototype influenza (flu) vaccine developed by IDBQ. The prototype vaccine contained a single strain of influenza combined with Proteosome technology. As noted above, all commercial influenza vaccines are targeted against three strains of influenza. The results of the prototype testing showed that, at three different doses, the vaccine was both safe and well tolerated. Additionally, human subjects developed both mucosal and systemic immune responses after immunization.

In May 2001, the Company initiated expanded human safety and immunogenicity studies of its prototype intranasal flu vaccine with the first group of healthy adult volunteers being enrolled in the study. On October 18, 2001, positive preliminary results from the expanded human testing were announced. The preliminary results showed that both one- and two-dose regimes of the prototype vaccine generated similar immune responses to the targeted strain and the subunit flu vaccine was well tolerated and elicited both mucosal and systemic immune responses.


As a consequence of these successful results, the Company initiated testing of a trivalent (covering three strains) Protesome-based flu vaccine, trademarked FluINsure(TM) vaccine. This Phase I Clinical Trial was undertaken at the Clinical Trials Research Center (CTRC) at Dalhousie University in Halifax, Nova Scotia. The study protocol was designed to test four different dose regimens of FluINsure(TM) vaccine. In April 2002, the Company announced that a preliminary analysis of safety and serum immunogenicity data showed that the desired immune response endpoints of the trial had been achieved and there were no safety concerns in the 78 volunteers that received the vaccine. As a result, a Phase II Clinical Trial Application was submitted and granted a "No Objection" response by the Biologics and Genetic Therapies Directorate of the Heath Products and Foods Branch of Health Canada. In September 2002, enrollment of a total of 99 healthy adult volunteers in two different Phase II trials was completed. These Phase II trials were randomized, double-blind and concurrent placebo-controlled studies. On December 3, 2002, positive results from the Phase II clinical trials were confirmed to be consistent with the results of the Phase I study, with the product being immunogenic via the nasal route. The FluINsure(TM) vaccine continued to exhibit a favorable safety and tolerability profile, with no serious adverse events and only mild and transient nasal stuffiness and/or runny nose being associated with the active vaccine when compared to a placebo nasal spray.


In October 2002, the Company received a favorable response from the Medicines Control Agency of the United Kingdom with regard to its application to conduct a Phase II human "challenge" study of the FluINsure(TM) vaccine. A Clinical Trial Exemption (CTX) was granted, effective as of October 17, 2002, which allowed the Company to pursue its planned Phase II safety, immunogenicity, and challenge study in London, England. In this study, volunteers were vaccinated with either active FluINsure(TM) vaccine or placebo and then were intentionally exposed to live influenza viruses to determine if immune responses to the FluINsure(TM) vaccine translate into protection against clinical illness.


On November 26, 2002, the human influenza challenge trial began. A total of 75 healthy adult volunteers received the FluINsure(TM) vaccine or a placebo in this randomized, double-blind and concurrent placebo-controlled study. The study subjects were divided into three approximately equal groups, with one group receiving placebo, one group receiving a single-dose regimen of the FluINsure(TM) vaccine, and one group a two-dose regimen of the FluINsure(TM) vaccine. All study subjects were pre-screened to ensure that they did not have levels of pre-existing antibodies to the challenge strain that would be protective prior to being enrolled in the study.


On or about forty days post-immunization (January 03, 2003), study subjects were admitted to an isolation unit for observation. Two days later, those who were free of any confounding symptoms of other viral respiratory infections were challenged intranasally with a strain of the influenza virus. The study subjects were then observed for clinical symptoms, examined daily, and had nose and throat secretion samples taken to detect and quantitate any influenza virus present. The study participants were also measured for their mucosal and systemic antibody responses to the vaccine.


In February 2003, the Company reported positive results from this trial. Influenza-like illness was observed in approximately half of placebo recipients who received the challenge virus, a level consistent with that anticipated. There was a statistically significant trend toward decreased illness in the active vaccine recipients (p = 0.03). Two-dose recipients demonstrated 86% protection against any illness (an overall 71.4% protective efficacy versus placebo) and 100% protection against fever and systemic symptoms. These levels of protection are similar to those observed in this model with other vaccines known to have field efficacy. Protection in the one-dose recipients was less, but several secondary endpoints suggested that disease was ameliorated in this group as well. The data strongly supported the two-dose regimen and were sufficiently encouraging for the Company to pursue further evaluation of the one-dose regimen.

PRECLINICAL/RESEARCH PROGRAMS

The Company's preclinical or research vaccine programs target primarily respiratory diseases and biological warfare agents and are based upon the platform Proteosome(TM) adjuvant/delivery technology for subunit vaccines. The Company's preclinical programs are very early in development and there can be no assurances that any vaccine candidates will be successfully developed to the point of human clinical testing (see "Risk Factors"). Further, similar to the situation with our influenza vaccine, in many of these research programs the Company does not control the production of antigens that may be used in any final products that could be developed. There can be no assurances, therefore, that the Company will be successful in obtaining these product supplies or that, once obtained, the potential products will prove successful in combination with the Proteosome technology. Antigen supply may be obtained, for example, by bulk or large quantity purchases or through strategic alliances (see "Risk Factors"). Still further, with the exception of the allergy program, these programs are largely being conducted by collaborators of the Company. The

Company assists in design of the research and produces various vaccine formulations, but the ultimate testing of the vaccine candidates and the timing of such testing is often controlled by our collaborators (see "Risk Factors"). The Company's preclinical/research programs are as follows:

RESPIRATORY SYNCITIAL VIRUS (RSV)

RSV is the most common cause of respiratory hospitalizations in infants especially those less than 6 months of age and is also recognized as a serious cause of hospitalization due to pneumonia in the elderly. RSV disease is seasonal, peaking in late winter or early spring. Infection with RSV causes bronchiolitis, pneumonia and croup in infants and pharyngitis, wheezing and pneumonia in adults.

Although epidemiological information is not as complete as for influenza, it is becoming apparent that RSV may be as important as flu in causing seasonal respiratory illness. The market for RSV may, therefore, be equivalent or greater than that of the market for influenza. There is currently no vaccine for RSV, however, a monoclonal antibody-based passive therapy (Synagis(R)) is available commercially for administration to high-risk premature babies born between 20-26 weeks. It is anticipated that world-wide sales for Synagis will reach US $800 million annually for this specific age-group.

The lead vaccines for RSV in development by other companies in the industry are a live-attenuated nasal vaccine similar to the live influenza vaccine, however, the inability to obtain the correct balance between the degree of attenuation and immunogenicity of the candidate live vaccines has hampered the development of this vaccine for infants. Injectable subunit vaccines for RSV are also being developed by certain companies, but these have been targeted initially for the elderly because of previous experience with serious adverse reactions seen in infants given formalin-inactivated injectable RSV vaccines.

The protective antigens for RSV are the F and G proteins, which are membrane proteins similar to the hemagglutinin (HA) of influenza virus that is the protective antigen in the Company's Proteosome-based FluINsure(TM) vaccine. On the basis of our continuing successful FluINsure(TM) vaccine experience, a nasal Proteosome-based vaccine for RSV offers the advantage of a non-living subunit vaccine given via a non-injectable route that is capable of inducing protective mucosal IgA and serum antibodies. In addition Proteosome vaccines induce type 1 immune responses and are unlikely to be associated with the serious adverse reactions generated by earlier inactivated RSV vaccines that have been correlated with the production of type 2 immune responses.

In collaboration with scientists at McGill University in Montreal, ID Biomedical has initiated studies to evaluate the potential of a Proteosome-based RSV vaccine. The approach taken is similar to that for our influenza vaccine in that detergent-split RSV will be prepared containing the protective membrane proteins and formulated with Proteosome-based adjuvants. Unlike influenza or allergy there are no commercially available RSV antigens. Thus, our initial studies will utilize detergent-split RSV antigen prepared in-house. Studies are in progress to grow RSV and prepare such material prior to formulation with Proteosome-based adjuvants and testing for immunogenicity in mice. Most of the work under this collaboration is being funded by a grant to McGill University from the Canadian Institutes for Health Research (CHIR). As an industrial partner under the grant, the Company supplies Proteosome proteins and formulates vaccine candidates for testing.

MEASLES

Measles is one of the most contagious human diseases. Despite the existence for decades of a live-attenuated measles vaccine, measles is still responsible for over 40 million infections, and approximately 800,000 deaths annually. Many of these deaths occur in developing countries before the age of routine vaccination (9 months of age). The main problem with the currently licensed live measles vaccines is that they cannot protect children less than 6 months of age because of interfering maternal antibodies. In addition, the current live measles vaccines cannot be used in immunocompromised individuals who shed virus for months and can suffer serious adverse reactions. It is widely believed that a subunit vaccine for measles will be required in order for the proposed measles eradication program to be successful. Like RSV, there are currently no licensed subunit vaccines for measles and early development of vaccine candidates was halted when formalin-inactivated measles virus vaccines resulted in `atypical measles' in individuals who were vaccinated and subsequently exposed to live measles virus.

A scientific team at McGill University is evaluating nasal Proteosome-based measles vaccines for their potential as a non-living, safe subunit nasal vaccine for measles. To date, detergent extracted measles antigens have been prepared and formulated with the two types of Proteosome adjuvant. Mouse immunogenicity studies are in progress. This work is also sponsored under the CHIR grant referenced above.

GROUP A STREPTOCOCCUS

In collaboration with the University of Tennessee, the Company is assessing the feasibility of a nasally delivered vaccine for Group A streptococcus. This project is utilizing the Company's Proteosome-based adjuvants and recombinant protein antigens from our injectable 26-valent group A streptococcal StreptAvax(TM) vaccine. Results of this "second-generation" vaccine (to our StreptAvax(TM) vaccine) to date indicate that M-protein-specific antibody responses are produced in mice following nasal immunization. Experiments are in progress to assess the protective ability of these formulations in animal models.

BORDETELLA PERTUSSIS

Recognizing that BORDETELLA PERTUSSIS infects via the respiratory route and can cause whooping cough, the Company is collaborating with Dalhousie University to explore the feasibility of a nasal Proteosome-based vaccine for BORDETELLA PERTUSSIS that may be the basis for a new generation of pertussis vaccines capable of inducing protective immune responses in mucosal tissues as well as in the blood. The current commercial vaccine is an injectable acellular vaccine that induces antibody responses against the pertactin, fimbriae and toxin components that correlate to some extent with clinical protection. Immunogenicity studies have been initiated in mice with recombinant filamentous hemagglutinin (FHA), the most important bacterial adherance factor associated with B. PERTUSSIS, formulated with Proteosome-based adjuvants.

ALLERGY, CANCER AND AUTOIMMUNE AND NEURODEGENERATIVE DISEASES

Vaccines have traditionally been given prophylactically to prevent disease caused by infectious agents. Initially adjuvants were included in vaccine preparations to enhance the magnitude of the immune response to vaccine antigens. It was subsequently discovered that adjuvants also modulate the quality of the immune response for example by altering the types of cytokines produced by immune cells in response to the antigen. This together with our increased understanding of immunology has led to the possibility of using vaccines to treat chronic diseases such as persistent viral infections, cancer, autoimmune disease and allergy. The so-called `therapeutic vaccines' that alter immune responses by immune deviation are poised to represent the next major growth area in vaccines and as indicated below the potential market for therapeutic vaccines is considerable and comparable to that for prescription drugs.

In the process of the Company's pre-clinical research we discovered that Proteosome-based adjuvants have potent immunomodulatory activity. For instance, antigens that alone normally induce "type 2" immune responses (induction of IL-5 and IgG1) can be converted into inducers of "type 1" immune responses when formulated with Proteosome-based adjuvants. These properties led the Company to initiate in-house and collaborative projects to examine Proteosome adjuvants as components of therapeutic vaccines for allergy and cancer - diseases where type 1 immune responses appear to be associated with successful therapy. The Company's adjuvant and delivery technologies have also been screened in animal models for cancer, autoimmunity and neurodegenerative disorders in collaboration with external academic institutions.

ALLERGY

Currently, allergies are treated in two ways. If allergic persons are symptomatic they are commonly treated with anti-inflammatory drugs or anti-histamines. Additionally, people suffering from allergies to pollen such as hay fever, or allergies to cat dander or house dust, can be treated with desensitizing injections, which require many weeks of immunotherapy injections followed by monthly injections for up to three years. Lack of patient acceptance of such repetitive injections frequently impedes widespread use of this type of immunotherapy.

The Company's goal is to develop Proteosome-based therapeutic vaccines that control allergies against the major allergens delivered by a nasal spray rather than by injections. Furthermore, using Proteosome-based technology to rapidly induce therapeutic and protective types of immunity rather than allergic responses may shorten the course of treatment required for effective immunotherapy.

The first demonstration of the potential platform in allergy has been using birch tree pollen, which causes hay fever. In our murine model system we have demonstrated that the pro-allergic type 2 immune response (high IL-5) induced by the commercial birch pollen extract can be converted to a potentially protective non-allergic type 1 immune response characterized by the production of interferon gamma (IFN-(gamma)). This type of immune response is produced and maintained even in animals that are already allergic to birch pollen allergen. When such birch pollen allergic mice are then exposed to birch pollen the rise in serum IgE, that normally correlates with allergic disease, was suppressed in allergic mice immunized with the Proteosome-based birch pollen formulation but not in animals given the allergen alone.

CANCER

The Company has initiated proof-of-principle studies in collaboration with the University of Pittsburgh (UP) Medical Center to assess the potential of Proteosome-based adjuvants to induce anti-tumor activity. The UP group is looking at the therapeutic potential of human mucin MUC1, a transmembrane glycoprotein that is expressed on ductal epithelial cells that has been identified as a tumor-associated antigen. The tumor form of MUC1 is found on a variety of adenocarcinomas, including those found in the breast, pancreas, lung, ovaries, prostate, and colon. Tumor-associated MUC1 becomes over expressed, loses polarization and becomes severely underglycosylated, making it accessible to immune effector mechanisms. Immune responses in cancer patients with various adenocarcinomas have revealed the presence of low-titer antibodies and low frequency MUC1-specific CTLs. In UP's MUC1 murine models tumor rejection correlates with the ability to induce high level titers of antibody and interferon gamma-(IFN-(gamma)) producing CD8+ CTL (a type 1 immune response). A nasal therapeutic MUC1 vaccine for cancer using the Companies nasal adjuvant technologies is appropriate since the majority of adenocarcinomas occur in mucosal tissue sites.

Results to date indicate that nasal immunization with human MUC1 formulated with Proteosome protein or emulsion-based adjuvants induces the production of MUC1-specific IFN-(gamma) secreting T cells in transgenic mice that express human MUC1. In addition to this type 1 cellular immune response the Proteosome-based-MUC1 formulation also induced high levels of MUC1-specific IgG in serum.

Based on these observations, the scientists at the UP are currently evaluating Proteosome- and emulsome based MUC1 formulations in mouse tumor rejection models. The results from these studies are expected to indicate whether the Company's adjuvants have potential as immunomodulating components of therapeutic vaccines for cancer.

AUTOIMMUNE AND NEURODEGENERATIVE DISEASES

The Company is collaborating with a group at the Center for Neurologic Diseases, Brigham and Women's Hospital, Harvard University to assess the potential of the Company's Proteosome- and emulsome-based adjuvants to prevent and treat various autoimmune diseases including Type 1 diabetes, multiple sclerosis (MS), rheumatoid arthritis (RA), and atherosclerosis in addition to Alzheimer's disease in animal models for these diseases. The initial goal is to screen the Company's adjuvants with self antigens implicated as the immune targets for the disease, for their ability to alter the immune response to the antigen in mice. The experiments will evaluate the formulations given via the nasal and oral routes. Subsequent studies will examine the ability of selected formulations to prevent disease in the appropriate animal models. Particular attention will be placed on adjuvant/antigen formulations that induce Type 2 immune responses since these have been implicated in protection in many animal models of autoimmune disease.

Results to date have shown that type 2 immune responses can be generated against various analogues of myelin basic protein formulated with the Company's emulsion-based adjuvants. Myelin-basic protein is a candidate auto-antigen that is a target for autoimmune responses that are implicated in MS. Studies are in progress to examine these vaccine formulations for protection in a mouse model for MS.

For Alzheimer's disease, in preliminary studies in mice the Company's emulsion-based adjuvants were able to induce type 2 cytokine responses against the amyloid protein following oral administration. The ability to induce such type 2 immune responses against beta-amyloid may be important since human clinical trials performed giving beta-amyloid by injection with the type 1 adjuvant QS21 produced specific serum antibodies but also induced some toxic responses. The goal is to determine whether nasal delivery of bet-amyloid with the Company's type 2 adjuvants can protect mice against plaque formation without adverse reactions.

VACCINES AGAINST BIOLOGICAL WARFARE AGENTS

PLAGUE

The plague, also known as the "Black Death," is caused by the YERSINIA PESTIS bacterium. In past centuries, there have been over 150 recorded epidemics and pandemics of the plague including a pandemic that killed about one-third of the population of Europe and England. Plague pneumonia is highly contagious because large numbers of plague bacteria can rapidly spread person-to-person through coughing and initial symptoms are similar to the flu. Plague is a high priority target bioterrorist disease since lethal amounts of bacteria that cause plague pneumonia can readily be spread through the air. There is no effective vaccine against the pneumonic form of plague, since the injected formalin-killed, whole-cell vaccine made many years ago does not protect against inhaled exposure to plague bacteria and has, in any event, recently been withdrawn from the market.

The nasal delivery of the Company's Proteosome-based vaccines is thought to potentially induce protective immune responses at the mucosal surfaces of the respiratory tract as well as in the bloodstream. Hence, the Company's Proteosome based vaccine delivery systems and adjuvants may be suited to the development of a vaccine to protect against inhaled acquisition of plague pneumonia.

In November 2001, the Company initiated collaboration with the United States Army Medical Research and Material Command (USAMRMC) to develop a nasal vaccine to prevent plague Pneumonia. Under this collaboration, USAMRMC supplied plague antigen protein and clones for a recombinant fusion protein containing two plague antigens considered to be protective against plague disease (F1 and V). The Company produced and tested immunogenicity in mice of Proteosome-based nasal sub-unit plague vaccines containing F1V. These animals were then shipped to USAMRMC in Frederick, MD in order to test for vaccine-induced protection against plague pneumonia. In October, 2002, the Company announced that the results of the pre-clinical studies were encouraging and based on these results, this collaboration was extended to continue further development of this vaccine candidate. Specifically, mice immunized nasally with a Proteosome-based sub-unit plague vaccine containing purified recombinant antigen developed high levels of anti-plague antibodies in the blood as well as in respiratory lavage fluids and also elicited a high degree of protection against death in animals challenged with an aerosol containing a large inoculum of lethal plague bacteria. These studies will be further expanded to compare several formulations of Proteosome-based nasal plague vaccines.

In January 2003, the Company announced it was awarded a subcontract from DynPort Vaccine Company, LLC (DVC) to clone, express and produce a recombinant plague antigen (F1V, as above) using the expertise and proprietary recombinant technologies of the Company (although the antigen is not proprietary to the Company). This DVC project currently contains eight major elements of work by IDBW relating to manufacture of F1V bulk drug substance as follows: 1) F1V assay development and qualification to measure and analyze the product (including identity assays, quantity assays, purity assays, stability and other assays), 2) Optimization of F1V production, 3) Optimization of F1V recovery, 4) Optimization of F1V purification, 5) Manufacture of three F1V demonstration runs at scale, 6) Manufacturing process transfer of F1V manufacture documents, 7) cGMP Manufacture of three lots of F1V and 8) Stability studies on the F1V bulk drug substance and two manufacturing intermediates at several temperature storage conditions over two years.

In some ways, this program could be considered to be competitive with the Company's intranasal plague vaccine program, which is based upon the same antigen, produced recombinantly and formulated with the Proteosome technology. The contract with DVC, however, provides the Company with valuable experience in the GMP production of the plague antigen that could be used in the Company's nasal Proteosome-based plague vaccine and also affords the Company the opportunity to use its proprietary recombinant technology, ID CX5, and GMP production capacity to be a key player in the development of a new alum-formulated injectable plague vaccine.

ANTHRAX

Anthrax is an infectious disease caused by the Gram positive, spore-forming bacterium BACILLUS ANTHRACIS. Anthrax is a high priority target bioterrorist disease since lethal amounts of Anthrax spores can readily be spread through the air. The currently approved alum-adjuvanted Anthrax vaccine requires six injections over 18 months with booster shots yearly thereafter.

The Company's Proteosome-based nasal vaccine delivery systems and adjuvants may be suited to the development of a vaccine to protect against inhaled acquisition of anthrax disease since nasal Proteosome-based vaccines have already been shown capable of eliciting anti-microbial immune responses in the blood and in the respiratory tract as well as protection against inhaled challenge in both pre-clinical and clinical studies with other nasal vaccines.

The Company has applied for significant U.S. government funds to support this research and development. In the absence of the funds, no program is expected to be undertaken by the Company.

PANDEMIC INFLUENZA

The world-wide spread of a pandemic strain of influenza by either natural or bioterorist means is a major concern for health authorities. The devastating influenza pandemic of 1918 was estimated to be responsible for illness in 20 to 40 percent of the world's population and for the death, in less than one year, of over 20 million people world wide including 500,000 people in the United States alone.

The Company's Proteosome-based nasal vaccine delivery systems and adjuvants may be suited to the development of a vaccine to protect against inhaled acquisition of pandemic strains of influenza since FluINsure(TM) vaccine, the company's nasal Proteosome-based vaccine, has already been shown capable of eliciting anti-influenza immune responses in the blood and in the respiratory tract as well as protection against inhaled challenge in both pre-clinical and clinical studies.

The Company has applied for significant U.S. government funds to support this research and development. In the absence of the funds, no program is expected to be undertaken by the Company.

                                BUSINESS STRATEGY

Our strategy is to develop vaccines for diseases with significant market opportunities or those that will readily demonstrate the benefits of our Proteosome technology. Key elements of our strategy include:

- demonstrate the safety and effectiveness of our StreptAvax(TM) vaccine and FluINsure(TM) vaccine at least through Phase II clinical trials;

- establish strategic alliances with international vaccine or biopharmaceutical companies to support pivotal clinical trials, assist in obtaining regulatory approvals, and to manufacture (except Proteosome proteins), distribute and sell these vaccine products on a worldwide basis;

- manufacture our Proteosome proteins on a commercial scale to obtain transfer pricing arrangements for our FluINsure(TM) vaccine and to support other Proteosome adjuvant/delivery programs;

- either alone or in collaboration with third parties, develop new product candidates in preclinical and early human studies such as nasal, Proteosome-based vaccines; and

- acquire new technologies and products which target large potential market opportunities.

In the area of biological warfare agents, the Company's strategy is to seek funding from external sources, such as the U.S. government or other organizations, to establish proof-of-principle for vaccines against bioterrorism or biowarfare agents based upon the Company's Proteosome and/or subunit vaccine technologies. The Company believes the successful implementation of this strategy could provide funding for the purchase of equipment and other infrastructure requirements that can be beneficial to the Company's commercial programs. In addition, by testing the Company's Proteosome adjuvant/delivery technology or further developing our subunit vaccine technologies in these externally funded programs, we can leverage our investments and potentially increase the value of our platform technologies.

                      CLINICAL AND REGULATORY REQUIREMENTS

The discovery, development, manufacturing and marketing of vaccine products are subject to regulation by governmental agencies in Canada, the United States and other jurisdictions. These agencies regulate the testing, manufacture, safety, labelling, storage, record keeping, approval, advertising, promotion and in some jurisdictions, pricing of vaccine products.

After completion of early stage research work to explore feasibility, a new vaccine must pass through a number of testing stages prior to approval for marketing. The first step is preclinical testing. This stage typically involves testing the vaccine candidate's pharmacology (immunogenicity) and toxicity in animals; followed by demonstration that the vaccine can protect animals against disease caused by the target microbe if a suitable animal model exists. Successful results can lead to an Investigational New Drug (IND) submission in the U.S. or a Clinical Trial Application (CTA) in Canada, which is reviewed in detail by regulatory authorities before granting approval to proceed with clinical trials in humans. The second stage involves three phases of clinical testing, each of which may involve several different clinical trials. In Phase I, the vaccine's safety in a small number of healthy subjects is assessed. In Phase II, the vaccine's safety is further assessed in a larger number of subjects. Different doses and regimens are often evaluated at this stage, and the immune system's response to the vaccine is measured as a surrogate for potential efficacy. In some cases, such as influenza and some other respiratory and enteric infections, human challenge models may be available for Phase II studies. In Phase III, there are carefully controlled clinical trials in which the vaccine is administered to a large number of subjects in the target population to definitively demonstrate the vaccine's efficacy in preventing the disease of interest. The design of Phase III trials is developed in close consultation with regulatory authorities. If designed properly, Phase III clinical trials program should include a number of subjects sufficient to demonstrate that the vaccine is not only efficacious, but also acceptably safe for the intended recipients. Because naturally-occurring disease is not totally predictable, there can be no guarantee that a particular Phase III trial, however well designed, will fulfill all objectives or that the trial will be designed in such a way as to ensure that these objectives are met. Following Phase III, depending upon the results obtained, the vaccine sponsor may submit to the appropriate regulatory agency an application for marketing approval, which is referred to as a Biologics License Application (BLA) in the United States, a New Drug Submission (NDS) in Canada, and a Marketing Authorisation Application (MAA) in the European Union.

Success in one phase of testing is not necessarily predictive of success (whether testing for safety or efficacy) at the next phase, nor is it certain that a product will be able to be advanced in a sequential or straightforward fashion from one phase to the next. Failure at one stage or phase of clinical testing, however, unless rectified, will likely prevent further testing or advancement of the product to other phases.

In addition to showing safety and efficacy, the manufacturer of a new vaccine must demonstrate in detail to regulatory authorities that the raw materials and methods used to produce the vaccine are well understood and controlled, that the vaccine product is consistent from lot to lot, and that all the testing methods used are valid and reproducible.

Typically, regulatory approval, if granted, for vaccine products is costly, requires very large clinical trials and extensive manufacturing validation, and may take a number of years to obtain (see "Risk Factors").

STREPTAVAX(TM) VACCINE

In accordance with a clinical trials agreement with the United States National Institutes of Health (NIH), all regulatory activities and submissions in connection with the Phase I testing of the hexavalent prototype GrAS vaccine are the responsibility of the NIH. IDBW has supplied the vaccine for clinical testing and has assumed responsibility for patient liability and will pay the medical care required by any volunteer as a result of their participation in the clinical trial (see "Development Programs - Group A Streptococcus (GrAS StreptAvax(TM) Vaccine"). At this time, the Company does not know if it will continue collaborating with the United States National Institutes of Health beyond the current Phase I trial.

The Phase I protocol for the hexavalent prototype vaccine required sequential testing of the vaccine in three different doses of 50, 100 and 200 micrograms. First, the lowest dose of the vaccine (i.e. 50 micrograms) was tested in approximately 10 healthy adult volunteers. The results of these tests were then brought before a Data and Safety Monitoring Board (DSMB) organized for this clinical trial by the NIH. The DSMB recommended to the FDA that testing at the 100 microgram level be permitted and on February 9, 2000 the FDA notified the NIH and the Company that testing of the vaccine at the 100 microgram level in approximately ten different volunteers (and no less than five individuals) may proceed. This process was repeated with the safety and toxicity data from those receiving the 100 microgram dose, and a recommendation from the DSMB, and ultimate clearance from the FDA to test the vaccine at the 200 microgram dose has been received. Testing of the vaccine at the 200 micogram dose was initiated in 2002. There can be no assurances that studies with a GrAS vaccine that covers a greater number of serotypes (i.e., more than the six covered in the prototype) will be allowed to proceed in the U.S. or that the results from any such testing will correlate or correspond with those generated in testing the prototype vaccine.

In October 1999, the Company announced that it had, in collaboration with the original inventor of the vaccine, cloned protective antigens from 26 distinct serotypes of GrAS, creating a vaccine composition covering more serotypes than the prototype vaccine. On January 8, 2001, the Company announced that it filed an application with the then Health Protection Branch of Health Canada, to conduct a Phase I/II Clinical Trial of the Company's 26-valent vaccine, which has been trademarked StreptAvax(TM) vaccine. On March 21, 2001, the Company received a "No Objection" letter from the Biologics and Genetic Therapies Directorate of the Health Products and Foods Branch of Health
Canada. The Phase I portion of the Clinical Trial has been fully enrolled and completed with 30 healthy adult volunteers each having received the full course of three injections. The results of the Phase I Clinical Trial showed that StreptAvax(TM) vaccine was well-tolerated by all volunteers, with no significant safety issues and no evidence of untoward auto-immune reactions.
The vaccine induced a strong antibody response to each of the 26 peptides included in the vaccine. Volunteers had a significant response to a median of 23 of the 26 peptides, and the overall geometric mean increase in antibodies across all serotypes was 12.6-fold. Importantly, a statistically-significant
(p LESS THAN 0.001) increase in the killing of GrAS bacteria when exposed to white blood cells and the volunteer's post-immunization serum was seen for every GrAS serotype in the vaccine. Based on the results of the Phase I, the Company received approval from Health Canada to proceed to a Phase II
Clinical Trial. The Phase II trial is expected to test the vaccine in both adults and children. The adult Phase II component, which is ongoing, will enroll approximately 70 volunteers who will receive the StreptAvax(TM) vaccine and 20 additional volunteers who will receive a licensed hepatitis vaccine on an identical schedule to provide comparative data regarding safety. This portion of the Phase II trial will be completed in two approximately equal cohorts. As with the Phase I, Health Canada will determine whether or not the Company can progress to the second cohort in the adult portion of the Phase II study, as well as whether testing in the pediatric population may proceed. If safety and immune response data from the entire Phase I/II adult study population are satisfactory, the vaccine is then expected to undergo initial Phase II studies at two to three different doses in children ages 2-6 years. Until results from these studies are known, it is not possible for the Company to accurately predict the clinical trial strategy that may be employed following this clinical testing.

FLUINSURE(TM) VACCINE

The Company's Proteosome influenza vaccine product is an intranasally delivered vaccine for the prevention of disease caused by influenza A and B viruses. To date, two studies of a prototype monovalent vaccine have been conducted as a means of evaluating the safety and immunogenicity of the intended trivalent product (i.e., a vaccine immunizing against three stains of influenza virus consistent with current injectable flu vaccines). These trials were conducted by a collaborator at the University of Rochester, and showed the monovalent prototype vaccine to be safe and well tolerated and to induce immune responses of a type widely considered to correlate with protection by the scientific community in a significant proportion of the test subjects.

Following the safety evaluation of the monovalent vaccine, a trivalent vaccine, trademarked FluINsure(TM), was produced and was tested in a safety and immunogenicity study in approximately 80 adults, conducted by a collaborator at the Clinical Trial Research Centre at Dalhousie University in Halifax, Nova Scotia. The results of this study indicated that the vaccine was well-tolerated. Further, antibody measurements showed that FluINsure(TM) elicited both serum and mucosal antibody responses in the majority of volunteers. Based on the success of these studies, the Company received permission to advance to Phase II Clinical Trials. In 2002, the FluINsure(TM) vaccine entered two Phase II studies wherein it was tested at different doses in approximately 100 healthy adult volunteers. Again, results of these studies indicated that FluINsure(TM) was well-tolerated and generated positive immune responses as measured by both mucosal and serum antibodies. Also in 2002, as a part of its Phase II testing, the Company initiated a challenge study of FluINsure(TM) in approximately 75 healthy adult volunteers. Results from this study again indicated that FluINsure(TM) continued to exhibit a good safety profile, that the vaccine in a two-dose formulation of 30 micrograms per dose provided statistically significant protection from clinical influenza versus placebo, and that a one-dose regimen, although less protective against all illness, clearly modified disease. All of the above-studies were double-blind, placebo controlled studies.

Given the performance of the FluINsure(TM) vaccine to date, the Company is preparing for its first large-scale (up to approximately 1500 healthy adults) test of the vaccine in a field study. The Company expects this study to be conducted during the 2003-04 flu season. Prior to the field study, the Company will conduct two additional trials. The first of these will be a bridging study in 60 subjects, in which the safety and immunogenicity of the vaccine delivered by a unit dose device suitable for large trials will be evaluated. The second trial will be a repeat challenge trial in 100 - 112 subjects, which will re-evaluate a one-dose regimen, and examine the efficacy of a 15 microgram two-dose regimen.

It is too early in product development to be able to accurately determine what specific or unique regulatory processes may be relevant to any of the Company's preclinical or research programs. The specific issues will be largely driven by the characterization and consistency of the Proteosome(TM) technology, and also by the ultimate antigen source election.

                                   COMPETITION

The Company is not aware of any GrAS vaccines that are currently undergoing clinical testing in humans. However, it is aware of five other competing preclinical academic/commercial research programs by The Rockefeller University and Siga Technologies; the University of Minnesota and Wyeth; Baxter; Shire Biologics; and ActiveBiotech of Lund, Sweden.

The market for influenza vaccines is highly competitive and the creation of new and improved flu vaccines (whether intranasal or otherwise) is under active development. The Company is not aware of all potentially competitive programs and their current stage of development, but is aware of at least the following influenza vaccines and influenza vaccine development programs:

------------------------------------------- ------------------------------------------- --------------------------
COMPANY                                     TECHNOLOGY / BRAND NAME                     ESTIMATED STAGE OF
                                                                                        DEVELOPMENT
------------------------------------------- ------------------------------------------- --------------------------
MUCOSAL VACCINES IN DEVELOPMENT
------------------------------------------------------------------------------------------------------------------
Antigenics                                  QS21                                        Phase I
------------------------------------------- ------------------------------------------- --------------------------
MedImmune                                   Cold-Adapted Live Attenuated Virus          BLA Filed for FDA
                                            (FluMist-TM-) *                               Approval
------------------------------------------- ------------------------------------------- --------------------------
Biovector                                   Biovectors (saccharide-lipid beads)         Phase I
------------------------------------------- ------------------------------------------- --------------------------
Chiron                                      LT-K-63 (CT analog)                         Preclinical
                                            MF 59 (emulsion)                            Phase I
------------------------------------------- ------------------------------------------- --------------------------
Corixa                                      MPLA-AF (Monophosphoryl Lipid A /           Research
                                            Dipalmitoylphosphatidyl choline)
------------------------------------------- ------------------------------------------- --------------------------
Coley Pharmaceutical Group                  CpG motifs                                  Preclinical
------------------------------------------- ------------------------------------------- --------------------------
Innovax (Elan and Endorex JV)               Liposomes (Orasomes(TM))                       Research
------------------------------------------- ------------------------------------------- --------------------------
Lyfaproun                                   Mono - and di-glycerides                    Phase I
------------------------------------------- ------------------------------------------- --------------------------
Merck & Co.                                 Plasmid DNA-based vaccine                   Phase I
------------------------------------------- ------------------------------------------- --------------------------
Norwegian Health Authority                  OMP from Neisseria bacteria + detergent     Phase I
------------------------------------------- ------------------------------------------- --------------------------
Berna Biotech                               Liposomes (Virosomes(TM))+ E. coli Labile      Licensed in Switzerland
                                            Toxin                                       (removed from market)
------------------------------------------- ------------------------------------------- --------------------------
West Pharmaceuticals                        Chitosan delivery technology                Phase I/II
------------------------------------------------------------------------------------------------------------------
INJECTED VACCINES IN DEVELOPMENT
------------------------------------------------------------------------------------------------------------------
Avant Immunotherapeutics (licensed to       Adjumer(R) (Plyphosphazine Copolymers and     Phase II
Aventis Pasteur)                            Micromer)
------------------------------------------- ------------------------------------------- --------------------------
Corixa                                      Monophosphoryl Lipid A (MPLA)               Preclinical
------------------------------------------- ------------------------------------------- --------------------------
Novavax                                     Liposome Novasomes                          Preclinical
------------------------------------------- ------------------------------------------- --------------------------
PowderJect Pharmaceuticals                  Transdermal Powder-Form Needle-Free         Research
                                            Vaccination
--------------------------------------------------------------------------------------- --------------------------
INJECTED LICENSED VACCINES
--------------------------------------------------------------------------------------- --------------------------
Aventis Pasteur                             Fluzone(R) / Mutagrip(R)/Vaxigrip(R)
------------------------------------------- ------------------------------------------- --------------------------
Wyeth                                       Flushield(R) (*)
------------------------------------------- ------------------------------------------- --------------------------
GlaxoSmithKline                             Fluarix(R)
------------------------------------------- ------------------------------------------- --------------------------
Solvay                                      Influvac(R)
------------------------------------------- ------------------------------------------- --------------------------
PowderJect Pharmaceuticals                  Fluvirin(R)
------------------------------------------- ------------------------------------------- --------------------------
Shire                                       Fluviral(R)
------------------------------------------- ------------------------------------------- --------------------------
Chiron                                      Begrivac(R)/Flaud(R)
------------------------------------------- ------------------------------------------- --------------------------
Others (e.g. CSL in Australia)
------------------------------------------- ------------------------------------------- --------------------------


(*) In 2002, Wyeth announced that it was discontinuing the production of Flushield to focus on alternative products such as intranasal vaccines. FluMistTM, MedImmune's product that is expected to be launched in the U.S. in 2003, will be co-marketed by Wyeth.

The Company is aware of at least 12 companies that are pursuing vaccines to treat allergies in various stages of development, including: Acambis, ALK-Abello, AlleCure, Allergy Therapeutics Limited, Aventis Pasteur, Cantab Pharmaceuticals, Circassia Limited, Coley Pharmaceutical Group, Corixa, Dynavax Technologies, Maxygen, and Pharmexa.

The Company is not aware of any intranasal plague, anthrax or pandemic flu vaccines currently undergoing testing in human clinical trials. The Company expects, however that there are several companies or other organizations developing programs or vaccines against biological warfare agents.

                           MARKETING AND DISTRIBUTION

At this time, the Company has not finalized a marketing and distribution strategy for any of its potential products nor has the Company sublicensed any of its vaccines to a commercial partner. Following at least early clinical development and, assuming favorable results are achieved, the Company may seek one or more strategic alliances for the further development, regulatory approval, manufacturing, distribution and sale of its vaccine products. There can be no assurances the Company will be able to finalize such strategic alliances on terms favorable to the Company, or on any terms (see "Risk Factors").

                       LICENSE AND ACQUISITION AGREEMENTS

INTELLIVAX INTERNATIONAL, INC.

On May 15, 2001, the Company closed a transaction under a Share Purchase Agreement in which it acquired 100% of the outstanding shares of Intellivax International, Inc. of Montreal, Quebec (now referred to as IDBQ) and its wholly owned subsidiary in Baltimore, Maryland, Intellivax, Inc. (now referred to as IDBM), for consideration of 4,000,000 common shares of the Company. These shares were held in escrow, with the majority released in three instalments. The dates of these share releases were November 15, 2001, May 15, 2002, and November 15, 2002. In the event there are no claims by the Company for breaches of the Agreement, the final 10% of the shares are expected to be released on May 15, 2003, or 24 months from the closing date.

As a result of this acquisition, the Company acquired the nasal influenza FluINsure(TM) vaccine; the proprietary Proteosome(TM) platform technology for the potential nasal delivery of vaccines; a large portfolio of intellectual property; and an experienced work force. This acquisition is expected to increase the Company's expenses in research, development and administration, as we invest in the continued clinical development of the FluINsure(TM) vaccine, and the potential applications of the Proteosome technology. Other sections of this document more fully describe the details and risks associated with the Company's purchase of IDBQ and IDBM.

WALTER REED ARMY INSTITUTE OF RESEARCH

Dr. George Lowell, currently the Chief Scientific Officer of the Company, previously entered into an exclusive license agreement with the Walter Reed Army Institute of Research (WRAIR) granting Dr. Lowell a worldwide, exclusive license, with the right to sublicense, to several patents and pending patent applications covering the Proteosome technology that Dr. Lowell had invented while employed by WRAIR. Dr. Lowell subsequently assigned his rights in the license agreement and to future inventions to IDBM, who subsequently assigned its rights outside the U.S., and sublicensed its U.S. rights, to IDBQ. WRAIR approved all such assignments and sublicenses.

Under the Lowell/WRAIR agreement, as amended, the exclusive license covers all potential uses of the Proteosome technology (as well as certain co-exclusive rights to another adjuvant system known as "Sub-micron Emulsions or Solid Fat Nanoemulsions"), with the exception of certain limited formulations of Proteosome for targeting a vaccine against sepsis. IDBQ (on behalf of Lowell) is required to use reasonable efforts to develop and commercialize the licensed patents in accordance with a commercial development plan. The agreement also allows any sublicensee's efforts to fulfill this requirement. Upon any sublicense of the patents (other than to an affiliated company) IDBQ is to pay WRAIR a sublicense fee of U.S. $25,000. In addition, IDBQ is to pay WRAIR milestone payments that could total as much as U.S. $110,000 per licensed product, as well as royalties on eventual product sales. WRAIR has reserved the right to practice the patents under the agreement for U.S. governmental purposes in accordance with Title 35 U.S. Code Section 203. In the event IDBQ breaches the agreement and fails to cure any such breach, WRAIR may terminate the agreement.

In addition to the exclusive license agreement, WRAIR and IDBM subsequently entered into a series of Co-operative Research and Development Agreements (CRADAs) to develop vaccines against infectious diseases, the most comprehensive of which was a CRADA to develop a vaccine against shigellosis. Although this research collaboration was successful in developing a candidate vaccine that was tested in Phase II human clinical trials (and fulfilled the primary component of the development plan under the license), the Company does not believe significant commercial potential exists for such a vaccine at this time. Given its limited resources, the Company has elected to postpone efforts to further develop a shigellosis vaccine based on the Proteosome technology and will instead focus current resources on those products that are believed to offer better or more immediate commercial potential.

UNIVERSITY OF CALIFORNIA, LOS ANGELES (UCLA)

IDBW and UCLA entered into a licensing agreement pursuant to which IDBW was granted an exclusive, worldwide royalty-bearing license to use certain patented technology of UCLA for the development of vaccines and immunotherapeutics against MYCOBACTERIUM TUBERCULOSIS (TB). UCLA also granted to IDBW exclusive, worldwide license rights to a vaccine against LEGIONELLA PNEUMOPHILA (Legionnaires disease) developed by UCLA. The rights to the LEGIONELLA PNEUMOPHILA vaccine were terminated and returned to UCLA in 1998. Under the agreement, IDBW paid UCLA a license issue fee of U.S. $750,000 and is required to make further payments when it reaches specified milestones relating to the commercial development of the TB vaccine. IDBW has reached two of the development milestones and has made milestone payments totalling U.S. $1,500,000 in cash. In addition, as a result of the achievement of the first milestone, on February 28, 1996, UCLA exercised its option to cause the Company to deliver to UCLA 82,238 common shares of the Company, which amounted to a value of U.S. $650,000. Under the UCLA agreement, IDBW must pay royalties to UCLA or share a percentage of the royalties it receives from sublicensing. In addition, under the terms of the UCLA agreement, IDBW must use diligent efforts to develop and commercialize a TB vaccine covered by UCLA's patents in order to maintain its rights under the agreement. In March 2001, IDBW and UCLA amended the agreement. Among other terms and conditions, IDBW received 47,287 shares of the Company from UCLA in exchange for giving UCLA an increased share of any sublicense royalty revenue that IDBW may receive in the future from a sublicensee. Further, the parties agreed that IDBW will receive a percentage of licensing income (up to a maximum amount) that UCLA may obtain in the future from licensing a non-subunit TB vaccine that IDBW is not interested in commercializing. The Company does not believe there is a high probability that UCLA will successfully license this non-subunit technology (which is based upon a recombinant version of the existing TB vaccine, BCG (Bacillus Calmette-Guerin)) to a commercial partner.

UNIVERSITY OF TENNESSEE RESEARCH CORPORATION (UTRC)

IDBW and UTRC entered into a licensing agreement pursuant to which IDBW was granted an exclusive, worldwide license to use certain patented technology of UTRC for the development of vaccines and immunotherapeutics against GrAS. Under this agreement, IDBW paid UTRC an upfront license fee and is required to make further payments when it reaches three specified milestones relating to the commercial development of the GrAS vaccine, as well as an annual license maintenance fee. These milestone payments are payable in IDBW common shares. On October 6, 1999, IDBW reached the first such milestone under the UTRC agreement (removal of all FDA conditions for the initiation of human testing) and issued to UTRC 408,163 common shares of IDBW in satisfaction of the first milestone payment of U.S. $1 million. The second milestone payment of U.S. $1.5 million in IDBW common shares is due upon the initiation of Phase III Clinical Trials of a GrAS vaccine covered by UTRC's patented technology. In addition, upon FDA approval of the GrAS vaccine, UTRC will receive a milestone payment in IDBW common stock equal to 3% of the then issued and outstanding common stock of IDBW. There are no royalties due under this agreement, however, IDBW must use diligent efforts to develop and commercialize a GrAS vaccine covered by UTRC's patents in order to maintain its rights under this agreement.

UNITED STATES ARMY MEDICAL RESEARCH AND MATERIAL COMMAND

In November 2001, the Company initiated collaboration with the United States Army Medical Research and Material Command (USAMRMC) to develop a nasal vaccine to prevent plague pneumonia. Under this collaboration, USAMRMC will supply plague antigens and the Company will produce one or more different formulations of Proteosome-based nasal vaccines for testing by USAMRMC. Each party is covering its own expenses associated with this early-stage program. Under the agreement, the Company has retained the option to negotiate for a commercial license to any inventions that may result from the collaboration.

DYNPORT VACCINE COMPANY, LLC

In January 2003, the Company was awarded a subcontract from Dynport Vaccine Company, LLC, relating to the development of a second-generation, subunit injectable plague vaccine. The subcontract provides the Company with approximately US $6 million to clone, express and produce under current Good Manufacturing Practices a subunit recombinant plague vaccine antigen suitable for clinical trials. Full funding of the contract requires continued sponsorship of Dynport by the United States Department of Defense, which both parties expect to occur.

                     TECHNOLOGY PARTNERSHIP CANADA AGREEMENT

Under the terms of an agreement entered into by IDBQ with Technology Partnership Canada (TPC) on October 18, 2000 (prior to the acquisition on May 15, 2001), IDBQ agreed to receive a financial contribution to a maximum amount of $5,938,680 over a period of three years ending March 31, 2003 for the development of mucosal Proteosome vaccines against infectious diseases in humans and animals. This contribution represents 26 % of the expected project costs. The Company expects this agreement to be extended until March 31, 2004.

IDBQ is committed to pay royalties based on its recognized gross revenues stemming from the commercialization of the mucosal Proteosome vaccines for infectious diseases against humans and animals until December 31, 2012, to a maximum payment of $10,800,000.

In 2002, the Company recorded an amount of $2,012,594 as a reduction of the related research and development expenses. To date, IDBQ has claimed $4,176,198 under the agreement.

In the event the Company would be in default under the agreement, remedies could vary from the suspension of financial contribution by TPC, to the transfer of intellectual property rights developed under the agreement from the Company to TPC. In lieu of the various default remedies, the Company also has the option of paying liquidated damages up to a maximum amount of $19,950,000.

                                PATENT PROTECTION

The United States government owns the rights to many of the patents and pending patent applications that are directed to the Proteosome technology. The Company has acquired from the U.S. government (as represented by WRAIR) the exclusive, worldwide license under these patent rights to develop, manufacture, use and sell Proteosome vaccines as claimed in these patents and pending applications (See "Subunit Vaccines - License and Acquisition Agreements"). Employees of IDBQ and IDBM have also filed certain improvement patent applications, and ownership of these applications has been assigned to the Company in accordance with the Company's employment agreements. In addition, as the Proteosome technology is combined with certain antigens, the Company believes new intellectual property may be created as novel vaccine formulations. For example, IDBQ has filed a patent application in several important economic regions that is directed to the combination of influenza antigens with Proteosome proteins. The
Company has also recently filed patent applications with claims directed to certain respiratory antigens utilizing Proteosome proteins as well as Proteosome proteins complexed or mixed with certain antigens related to biological warfare agents.

The Company has filed U.S. and international patent applications with claims directed to a recombinant protein expression system developed by IDBW and referred to as ID CX5. The Company believes this system has certain advantages over other protein expression technologies in terms of protein folding and production yields. The Company uses this technology in the production of StreptAvax(TM) and the recombinant plague antigen.

UCLA owns the U.S., Canadian, Japan, Australian and European issued patents to the TB vaccine used by IDBW. Patent applications for the same technology are also pending in Japan, Mexico and other countries. IDBW has acquired from UCLA the exclusive, worldwide license under their patent rights and know-how relating to the development, manufacture and marketing of subunit vaccines against TB, both for prophylactic and therapeutic use (See "Subunit Vaccines - License and Acquisition Agreements").

UTRC owns the patent rights to several U.S. and international issued patents that are directed to all or a portion of the GrAS vaccine that is licensed to the Company under a license agreement between UTRC and IDBW (see "Subunit Vaccines - License and Acquisition Agreements"). In addition, there are pending U.S. and international patent applications included within the rights licensed to IDBW per the agreement. Further, any improvement patents or new GrAS vaccine inventions that may be in the future developed by Dr. James Dale are also licensed to IDBW under the agreement.


                               GENE-BASED TESTING

              CYCLING PROBE(TM) TECHNOLOGY - GENE DETECTION PLATFORM

IN-VITRO DIAGNOSTIC INDUSTRY

Independent studies indicate that sales of IN-VITRO diagnostics products worldwide are approximately U. S. $17.5 billion. "IN-VITRO" is a biologic or chemical process outside a living organism, for example, in a test tube. About 39% of the IN-VITRO diagnostic products market is in North America, with about 37% in Europe, 16% in Japan and 8% in the other areas of the world. A number of gene-based IN-VITRO diagnostic products have recently been approved for sale in the United States.

In the field of clinical microbiology, producing a culture has been the standard method of infectious disease diagnosis for many years. Although it is widely used, culture can be labour intensive and can take days or weeks to identify a particular disease-causing organism. Immunoassays (diagnostic tests with antibodies) are simple, relatively accurate and inexpensive alternatives to culture. These detect the presence of disease-causing organisms through the use of binding antibodies, and are able to detect less challenging targets in a rapid, reliable manner. However, they lack specificity. For some diseases, where there may be relatively few target organisms, immunoassays lack sensitivity.

Gene-based disease testing is based on the principle that disease-causing organisms contain a unique sequence of genetic material (DNA or RNA) not found in any other organism or cell. This allows for the development of tests that theoretically approach 100% accuracy. DNA (the acronym for deoxyribonucleic acid) and RNA (the acronym for ribonucleic acid) are biological compounds found in the cells of all living organisms and are associated with controlling cellular function. DNA also carries and transmits the genetic information in most organisms. DNA-based diagnostic tests identify these unique sequences of genetic material by using synthetic pieces of DNA called "probes". The probes contained in a gene-based test are designed to be uniquely complementary to the DNA of the target. In the presence of the target DNA, the probes bind naturally to the target in an event called "hybridization". Typically, probe molecules are labelled with a "signal" molecule which, following the hybridization event, emits a light signal or triggers a color change that can be detected. The detection of the hybridization event indicates the presence of the organism or gene sequence responsible for the disease condition.

In certain disease conditions, there are relatively few organisms or cells. As a result, the small number of hybridization events produces a weak signal that is difficult or impossible to detect. To overcome this problem, most DNA probe tests incorporate an "amplification" step that increases either the available amount of target DNA or amplifies the detection signal produced by the hybridization event. Although amplification increases the accuracy of gene-based tests, these approaches can also be complex and expensive.

CYCLING PROBE(TM) TECHNOLOGY

Our Cycling Probe(TM) Technology (CPT) is a proprietary method of signal amplification of a nucleic acid target where the target catalyzes the enzymatic conversion of a complementary labelled nucleic acid probe into fragments that can be detected. This catalytic reaction is generally completed in less than 90 minutes.

The CPT system is comprised of three elements: (1) the target nucleic acid, (2) an enzyme, and (3) a proprietary nucleic acid probe which is specific to the target. The Company's commercial gene identification assay format called "Velogene(TM)" is based on CPT and requires probes that are uniquely constructed using a patented method called Scissile Linkage Technology (SLT). Patents and patent applications covering SLT are owned by the Company. SLT produces a proprietary synthetic composition of DNA and RNA called a "chimeric" probe. As used herein, CPT refers to both CPT and SLT as the Company typically uses the technologies in combination. It is important to note, however, that the Company does not believe that the enzymatic conversion of labelled probe to detectable fragment need rely on SLT in order to come within the definition of CPT, as defined by the Company's patent rights.

When the Velogene(TM) reaction components are combined, the probe will hybridize with target DNA present in the sample (Step 1). Once the probe-target hybrid is formed, an enzyme cleaves the RNA component of the chimeric probe (Step 2). The Company uses the enzyme, RNase H, which specifically cleaves the RNA strand in the RNA-DNA hybrid. However, in other versions of CPT where the hybridization of probe and target creates a different kind of scissile link or no scissile link, other enzymes may be more appropriate. At the elevated temperature of the reaction the two probe fragments dissociate from the target DNA (Step 3) and are detected by various means (Step 4). The target DNA is now exposed again and is free to bind with another intact chimeric probe. The target DNA acts as a catalyst to produce detectable probe fragments without being altered or amplified in any way. The RNase H enzyme has no effect on probes not hybridized to DNA. Therefore, if the target DNA is not present in the sample, all probes will remain intact and no signal will be produced.

--------------------------------------------------
          CYCLING PROBE(TM) TECHNOLOGY                        [GRAPHIC OMITTED]


STEP I   Hybridization of probe to target DNA

STEP II  Cleavage of hybridized probe.

STEP III Dissociation of probe fragments.

STEP IV  Accumulation of probe fragments as
         additional probes are cycled against
         same target DNA.

--------------------------------------------------


The Company has developed several formats for CPT.

POTENTIAL ADVANTAGES OF THE CPT SYSTEM

The CPT system offers the potential of a simple, rapid and inexpensive test for disease. The Company believes that the CPT platform has a number of potential advantages when compared to other gene detection formats:

- The Company expects CPT to be simpler than target amplification since CPT is based on a single probe, a single enzyme and an isothermal reaction;

-    CPT reactions are rapid (typical reaction times are 90 minutes or less);

- CPT is not prone to the cross-specimen contamination that plagues target-based systems; and

- the reaction is linear, thereby theoretically allowing for quantification of the target gene.

                           PRODUCT DEVELOPMENT PROGRAM

Currently, CPT is at an early stage of development and must overcome issues associated with sample preparation, non-specific cleavage and ease of detection to increase sensitivity and specificity, which are required to lead to its potential widespread use in the diagnostic industry. In 2002, the Company began to wind down its internal research and development efforts to improve CPT and by the end of the first quarter of 2003, the Company believes these efforts will cease. Instead, the Company will seek to license CPT to third parties to perform these efforts and to develop products based on the technology.

The Company used CPT to develop a gene-based testing format under the trademark Velogene(TM) for the identification of disease-causing bacteria from culture and other growth methods. By starting with culture, as opposed to direct samples (such as blood or urine), the current limitations of CPT's sensitivity are not important due to the large amount of target in the sample.

VELOGENE(TM) GENOMIC IDENTIFICATION ASSAY FOR METHICILLIN-RESISTANT STAPHYLOCOCCUS AUREUS (MRSA)

MRSA is a common drug-resistant form of the staphylococcus bacterium which are common causes of hospital acquired infections, including wound and post-surgical infections and life-threatening bloodstream infections. Health Canada's Laboratory Centre for Disease Control estimates that the prevalence of MRSA has increased from less than 3% in the early 1980's to as high as 40% in many North American and European hospitals. Because MRSA organisms spread quickly from patient to patient, rapid diagnosis, isolation and treatment are required to prevent disease outbreaks.

The Company's Velogene(TM) Genomic Identification Assay for MRSA detects the mecA gene, which is believed to be responsible for the bacterium's drug resistance. The test is faster and is expected to be more accurate than traditional methods used for detecting MRSA. Better accuracy is achieved through detection of the specific gene responsible for resistance. In the EIA detection format, the test requires 90 minutes after the initial 24-hour culture to identify the antibiotic resistant gene, compared to one to two days after the initial 24-hour culture for traditional tests. In clinical testing using the strip format, test results were obtained 45 minutes after the initial 24-hour culture. The Company anticipates the strip format will be particularly suited to low throughput in smaller hospitals. Faster and more accurate diagnosis of MRSA can be expected to result in significant benefits to the patient and reduced costs to the hospital.

The Company received clearance by the FDA to market its Velogene(TM) Genomic Identification Assay for MRSA kit in the EIA format in the United States. The Company's marketing partners are expected to obtain the necessary approvals outside of the United States (see "Gene-Based Testing - Regulatory Requirements"). On June 30, 1999, the Company signed an agreement with Alexon-Trend, Inc., a subsidiary of Apogent Technologies (formerly Sybron Laboratory Products Corporation), granting Alexon-Trend the exclusive right and license to manufacture and distribute the Company's Velogene(TM) Genomic Identification Assay for MRSA and Velogene(TM) Genomic Identification Assay for VRE in all countries except for Japan (See "Gene-Based Testing - Marketing and Distribution"). In 2002 this agreement was terminated and the Company re-acquired all rights to the Velogene products from Remel Inc. (formally Alexon Trend). The Company is currently in preliminary discussions with a potential manufacturing, marketing and distribution partner for the Velogene products. In December 1999, the Company signed a license and distribution agreement with Mitsubishi Chemical Corporation for the non-exclusive distribution in Japan of the Velogene(TM) Genomic Identification Assay for MRSA and the Velogene(TM) Genomic Identification Assay for VRE. Under the agreement, Mitsubishi Chemical Corporation assumes responsibility for obtaining approval to sell the products in Japan (See "Gene-Based Testing - Marketing and Distribution).

VELOGENE(TM) GENOMIC IDENTIFICATION ASSAY FOR VANCOMYCIN-RESISTANT ENTEROCOCCI
(VRE)

VRE is a drug-resistant form of the enterococcus bacteria that is often acquired in hospitals. The VRE bacterium invades the gastrointestinal tract and can invade the bloodstream of people who have compromised immune systems or have a chronic illness, causing a threat to life. VRE can spread from patient to patient by direct contact and it can also be spread through contact with bathroom fixtures, food trays, linens, bedrails and any other environmental contact. Pathology data shows that the incidence of VRE in hospitals and elsewhere is increasing in the United States, Europe and Asia.

The Company has developed a rapid gene-identification test using the Velogene(TM) format for VRE that detects the vanA and vanB genes. A 510(k) application seeking marketing approval of this test in the U.S. was filed with the FDA during February 2002 and was cleared for interstate commerce in the U.S. on May 1, 2002.

                                BUSINESS STRATEGY

The Company's strategy in gene-based testing is to license CPT on a nonexclusive or limited exclusive basis to as many companies as possible in the diagnostic and genomic industries. To accomplish this strategy, the Company may enter into strategic alliances with other companies for the co-development, marketing and distribution of products that utilize CPT. Licensing and co-development agreements should provide the Company with external research and development, and enable us to earn licensing revenues. In addition, successful commercialization of the MRSA and VRE Velogene(TM) products that we developed ourselves may encourage further development of CPT for other disease identification markets (such as direct testing of genes in blood, serum or urine). However, even after obtaining the required regulatory approvals, there can be no assurance that Velogene(TM) or CPT-based products will be marketed in a commercially successful way by us or other companies, and/or that additional third parties will be interested in further developing CPT under license or co-development arrangements with the Company. In addition, although in the past a significant portion of our revenues have been from licensing of genomic analysis technologies, including CPT, we do not expect to receive significant revenues from these activities in the future.

                             REGULATORY REQUIREMENTS

The manufacturing and marketing of the products under development by the Company are subject to regulation by governmental authorities in Canada, the United States and other jurisdictions.

In Canada, IN-VITRO diagnostic tests are considered to be "medical devices", the sale of which is regulated by the Bureau of Radiation and Medical Devices of the Health Protection Branch under the authority of the FOOD AND DRUGS ACT (Canada). A new rules-based system of regulation became effective on July 1, 1998. Medical devices are now classified according to the level of control necessary to assure the safety and effectiveness of the device. Class I requires an establishment license, but not a device license. An establishment license is applied for by filing a very simple form and attesting to the implementation of basic quality systems. A clinical trial is not necessarily required for a Class I device. A Class II device requires an establishment license and a device license. A device license requires an attestation by a senior company official that a clinical trial has been done using human subjects and that the trial results proved that the diagnostic test or device met the applicant's safety and efficacy requirements. The data from the clinical trial must be on file with the company and available for regulatory review. A Class III device requires that a company comply with the requirements for a Class II device and also requires that the company submit a list of the international standards of design, manufacturing safety and efficacy specific to the design type to the Health Protection Branch. A Class III device must meet or exceed these standards. A Class IV device requires that a company comply with the requirements for a Class III device and also requires a risk assessment and analysis showing that any safety risks associated with the device have been reduced to the extent possible. All preclinical, clinical and validation studies must be submitted with the Class IV application, as well as a list of the relevant scientific literature relating to the device. The new regulations prohibit the importation or sale of a Class II, III, or IV device unless the manufacturer holds a valid license for that device. The information required in a submission for obtaining a device license is based on the class of the device; the higher the class of a device, the more information required in the submission.

In the United States, IN-VITRO diagnostic tests are subject to regulation by the FDA as medical devices under the Food, Drug and Cosmetic Act. Within the FDA, the medical devices regulations are administered by the Center for Devices and Radiological Health. Before being distributed commercially, medical devices must undergo FDA review by means of a premarket notification ("510(k)") or a premarket approval application ("PMA") filed by the manufacturer of the device.

A 510(k) is submitted in instances where the device in question is "substantially equivalent" to an existing legally marketed device. A device is substantially equivalent if the new device does not raise new types of safety and effectiveness questions for the same intended use as a device that has already been assessed.

A PMA must demonstrate that the IN-VITRO medical device is safe and effective, and is a more complex submission than a 510(k) that requires both clinical data and manufacturing data. The major difference between the 510(k) and PMA application processes, based on information provided to us by the FDA with respect to the DNA probe tests, is that the PMA involves a more rigorous examination of manufacturing data than the 510(k).

On July 14, 1999 the Company received FDA clearance pursuant to its 510(k) application to market our Velogene(TM) Genomic Identification Assay for MRSA kit in the EIA format in the United States. The Company was cleared for interstate commerce of our Velogene(TM) Genomic Identification Assay for VRE in the U.S. on May 1, 2002. The Company nor any of its partners have obtained clearance in other jurisdictions.

Prior to initial human testing and eventual marketing of our products, the products must be manufactured under conditions known as "Good Manufacturing Practices". These are requirements relating to Quality Control and Quality Assurance as well as the corresponding maintenance records and documentation. Manufacturing facilities must be approved and are subject to inspection by regulatory agencies.

The following are examples of amplification technologies that the Company is currently aware of that could compete with CPT.

1. Roche Diagnostics has a number of tests in the market based on Polymerase Chain Reaction (PCR), but most of them are available for research use only or are available outside of the United States only. Three tests have been cleared by the FDA: (1) AMPLICOR CT/NG Test, a diagnostic tool to detect CHLAMYDIA TRACHOMATIS (CT) and NEISSERIA GONORRHEA (NG) in both male and female for urine and swab samples; (2) COBAS AMPLICOR CT/NG Test, a semi-automated version of (1); and (3) AMPLICOR M. TUBERCULOSIS Test, a diagnostic tool to detect MYCOBACTERIUM TUBERCULOSIS in respiratory samples. AMPLICOR and COBAS AMPLICOR versions of a quantitative HIV-1 test are currently being reviewed by the FDA and are in wide use as research only tests for monitoring viral load in AIDS patients.

2. Abbott Laboratories has in the market the LCX Analyzer that combines the Ligase Chain Reaction (LCR) with MEIA detection. Current assays on the LCX Analyzer are CHLAMYDIA TRACHOMATIS and NEISSERIA GONORRHEA. They are marketed together as Uriprobe.

3.   Digene Diagnostics markets FDA-cleared tests for Human Papilloma virus
     (HPV) DNA and Cytomegalovirus DNA based on their Hybrid Capture Assay. They have tests for viral load of HBV and HIV in development.

4. Gen-Probe has FDA-cleared tests in the market for CHLAMYDIA TRACHOMATIS, NEISSERIA GONORRHEA, and MYCOBACTERIUM TUBERCULOSIS based on their amplification system, TMA.

5. Bayer Diagnostics markets four b-DNA tests (formerly known as Quantiplex assays) for research use only. They are quantitative tests for HIV-1 RNA, Hepatitis B virus (HBV) DNA, and two tests for Hepatitis C virus (HCV) RNA. These tests were developed at Chiron and acquired by Bayer. Like the research use only PCR tests of Roche, they are widely used to monitor vial load.

6. Organon Teknika markets a research use only test for HIV-1 RNA using the NASBA amplification system.

7. BD Biosciences (Becton Dickenson) markets the BDProbeTec with FDA-cleared CT and CT/NG assays that are based on their DNA amplification technology, SDA.

8. Third Wave Technologies is marketing custom reagents for SNP detection using the Invader Assay.

There are several other companies developing devices or amplification systems that may compete with CPT. Molecular Staging is developing Rolling Circle Amplification (RCAT) and has licensed it to APBiotech for research use. Genicon Sciences is developing a detection system that may be sensitive enough to eliminate the need for amplification. Cepheid is developing a hand-held real-time PCR device that may be used at point-of-care. Applied Biosystems has formed a diagnostic group that has at its disposal Taqman PCR and the Oligonucleotide Ligase Assay both which could be used to develop tests competitive with CPT.

                 COMPETITION TO VELOGENE(TM) MRSA AND VRE TESTS

The Company is not aware of any approved gene-based tests for MRSA, although there are a number of FDA approved non-probe based, non-amplified culture tests for MRSA, including products developed by Becton Dickinson Microbiology Systems and Biomerieux Vitek, Inc.

The Company is also aware of a rapid test for detection of MRSA from culture developed by Denka Seiken Ltd. This test does not detect the gene for MRSA, but rather detects a product of the gene. The Company believes this test is currently available for sale in Europe, Canada and Japan. The Company is not aware of any pending application seeking approval to market the test in the United States but we believe that the test is undergoing clinical trials in at least one site. In addition, non-FDA approved tests may be marketed in the United States for "research use only". Depending upon the pricing and market acceptance of this test, this product will very likely directly compete for market share with the Company's MRSA assay.

The Company is not aware of any gene-based test to detect VRE that is currently on the market or in clinical testing.

                           MARKETING AND DISTRIBUTION

The Company expects that its tests based on the CPT gene identification system will be primarily marketed to reference and hospital laboratories. The Company's strategy is to secure strategic alliances with senior diagnostic companies that have established distribution and marketing channels to market its diagnostic products. On December 3, 1999, the Company signed a definitive license and distribution agreement with Mitsubishi Chemical Corporation (MCC) for the non-exclusive distribution in Japan of Velogene(TM) Genomic Identification Assay for MRSA and Velogene(TM) Genomic Identification Assay for VRE. Under the agreement, MCC has the right and responsibility to obtain all necessary regulatory approvals for these products in Japan. The Company has received milestones payments from MCC related to these products. The Company does not expect to receive significant revenues from the marketing of its MRSA and/or VRE products.

                       LICENSE AND ACQUISITION AGREEMENTS

REMEL, INC. (FORMALLY ALEXON-TREND, INC).

In June 1999, the Company signed a non-exclusive license agreement granting Remel, Inc. the non-exclusive rights to use the Company's intellectual property in CPT to develop tests for gastrointestinal diseases. The scope of the license covers all countries worldwide. The Company will receive milestone payments when CPT-based products developed by Remel, Inc. obtain FDA approval, as well as royalties on product sales.

MITSUBISHI CHEMICAL CORPORATION (MCC)

On December 3, 1999, the Company signed a non-exclusive license agreement with MCC granting MCC non-exclusive rights to use the Company's intellectual property in CPT to develop tests for the detecting of pathogens in blood samples. The scope of the license covers the country of Japan. The Company will receive milestone payments when CPT-based products developed by MCC obtain regulatory approval in Japan, as well as royalties on product sales.

APPLIED BIOSYSTEMS

In June 2000, the Company entered into an agreement with Applied Biosystems Group (formally "PE Biosystems"). Under this agreement, Applied Biosystems received a worldwide non-exclusive license granting Applied Biosystems access to the Company's intellectual property relative to CPT. This license allows Applied Biosystems to use the intellectual property to develop, manufacture and sell assays to detect nucleic acid sequences. Under the agreement, Applied Biosystems will pay a royalty to the Company based on future product sales (other than sales of Invader(TM) products - See " Gene-Based Testing - Legal Proceedings - Third Wave Technologies, Inc. Settlement Agreement"), as well as an up front license fee of

U.S. $5 million, a portion of which will be creditable against any such royalties. In 2002, a payment for the maintenance of its right to use IDB's CPT was made by Applied Biosystems.

MEIOGENICS

The Company has entered into an asset purchase agreement with Meiogenics US Limited Partnership, Meiogenics Canada Limited Partnership and Meiogenics Technology Management Corp. (together, "Meiogenics") under which we acquired certain patents, proprietary technology and intellectual property associated with SLT and CPT (the "Meiogenics Assets") from Meiogenics effective December 18, 1992. The Company made an initial payment for the acquisition and subsequently, on September 8, 1999, made a milestone payment of $1 million by issuing 355,872 common shares to Meiogenics Technology Management Corp. and its affiliates as a result of obtaining FDA approval to begin marketing the Velogene(TM) Genomic Identification Assay for MRSA.

In 2002, the Company elected to pay Meiogenics $500,000 to cover all future amounts owed under the Meiogenics agreement.

The Meiogenics Assets include an option and license agreement with Beckman Instruments, Inc., which expires at the end of the term of the last expiring patent developed for the technology relating to the Meiogenics Assets. Under this agreement, Beckman Instruments received a worldwide non-exclusive license to technology relating to the Meiogenics Assets and is obligated to make royalty payments to the Company in the event it sells products covered by the Meiogenics Assets.

INTEGRATED DNA TECHNOLOGIES (IDNA)

The Company has entered into an asset purchase agreement with IDNA under which the Company acquired certain assets and was granted an exclusive sublicense of certain patents and patent applications relating to CPT (the "IDNA Assets") from IDNA effective March 5, 1993. On March 31, 1997, the Company and IDNA entered into an amendment to the IDNA Agreement pursuant to which it agreed to fund a research and development program to be carried out by IDNA. In June 2001, the Company paid IDNA U.S. $351,000 in settlement of all future amounts owed under the IDNA agreement.

TAKARA BIOMEDICAL GROUP

In January 2002, the Company entered into an agreement with Takara Biomedical Group, a wholly owned subsidiary of Takara Shuzo Company, Ltd. Under this agreement, the Company granted Takara a worldwide non-exclusive license to patent rights pertaining to CPT in exchange for financial consideration from Takara. In 2002, the Company received upfront and milestone payments totalling US $5 million. The financial terms of the license agreement include royalties on product sales.

                     PATENTS AND OTHER INTELLECTUAL PROPERTY

The Company holds directly, or has license rights to, a number of issued patents pertaining to CPT. Patents directed to CPT have been issued by the U.S. Patent and Trademark Office ("USPTO") and corresponding Patents have also been issued in Canada, Japan, Australia, Germany, Sweden, Austria, Belgium, Switzerland, Great Britain, Luxembourg, Netherlands, France and Italy.

The Company has filed additional patent applications related to CPT in major jurisdictions, which are currently in various stages of prosecution. The Company has also filed patent applications pending with the USPTO relating to various improvements to CPT and have filed similar multi-national patent applications under the Patent Co-Operation Treaty, which correspond to those in the USPTO. We have filed patent applications in the United States and under the PCT pertaining specifically to the VRE product. We have filed patent applications in the United States, Canada, Europe Japan and Mexico pertaining specifically to the MRSA product.

The Company is aware of a patent issued in the United States relating to thermostable RNase H. Although a thermostable RNase H enzyme is used in some applications of the Company's DNA probe-based diagnostic system, the Company has information that indicates that the issued patent may be invalid. The Company does not believe that this patent, if valid, will adversely affect its ability to market and sell its products for which the primary responsibility falls to its partners. The patent has been issued in the United States only and the Company is not aware of any related patent applications in other jurisdictions.



                                LEGAL PROCEEDINGS

THIRD WAVE TECHNOLOGIES, INC. SETTLEMENT AGREEMENT

In September 2000, the Company filed suit in the State of Washington against Third Wave Technologies, Inc. (TWTI) charging that TWTI's Invader(TM) assay products and technology infringe on one of the Company's CPT patents. In October 2000, the Company and TWTI entered into a Settlement Agreement. In the settlement, the Company agreed not to sue TWTI or any of its affiliates, distributors or licensees for infringement or otherwise with respect to the manufacture, use or sale of TWTI's Invader(TM) products as defined in the settlement agreement. TWTI in turn agreed not to challenge the ownership or validity of the Company's patents. As part of the settlement, the Company received from TWTI, U.S. $4 million in cash and shares in TWTI common stock which was to be valued at U.S. $6 million at the time of the next financing by TWTI. Upon completion of TWTI's Initial Public Offering in February 2001, the Company received 545,454 shares of TWTI representing a then market value of U.S. $6 million. At December 31, 2002, the Company valued these securities at approximately U.S. $545,000. On January 14, 2003 the Company completed the sale all of its holdings of TWTI for total proceeds of U.S. $1.6 million. This will result in a gain from the sale of the marketable securities in the amount of approximately U.S. $1 million that will be reported in first quarter 2003 results.


                         FACILITIES AND HUMAN RESOURCES

The Company's headquarters are located in a leased 2,100 square foot office facility in Vancouver, British Columbia. Four employees are located at this facility. The lease expires on April 30, 2004. The Company also holds a lease on a 9,800 square foot laboratory and office facility in Burnaby, British Columbia. As of May 7, 1999, this space was subleased to a biotechnology tenant that uses the facility for the same purposes for which it was intended. The lease and sublease for the Burnaby facility both expire on September 30, 2003.

The Company's research and development facilities are located in Bothell, Washington and Ville St. Laurent, Quebec. The Company also leases offices for its clinical and regulatory affairs staff in Baltimore, Maryland.

The Bothell location is a leased 14,000 square foot facility. This lease was amended in January 2003 to include an additional 5,893 square feet. Approximately 9,500 square feet accommodate research and development, including the areas of microbiology, protein chemistry, molecular biology, quality control, quality assurance, chemistry and fermentation. Included within this facility is a pilot manufacturing suite that the Company believes will allow it to produce clinical-grade materials in accordance with Good Manufacturing Practices up to and including Phase II human clinical trials. 55 employees are located at this facility. The lease on this facility expires on January 1, 2012.

The Ville St. Laurent location is a leased 10,127 square foot facility of which approximately 7,000 square feet accommodate research, including the areas of chemistry, molecular biology, vaccine formulation and process development. 45 employees (including students on short term contracts) are located at this facility. The lease on this facility expires on January 31, 2010.

The Baltimore location is a leased 2,000 square foot facility that houses the Company's clinical and regulatory affairs group. 7 employees are located at this facility. The lease on this facility expires on August 31, 2003, but is renewable at the Company's option on an annual basis to August 31, 2007.


                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                           FIVE YEAR SUMMARY
                                                               (AUDITED)
                             ------------------- ------------------ ------------------- ------------------- -----------------------
                                                                                                              NINE MONTHS ENDED
                             DECEMBER 31, 2002   DECEMBER 31, 2001  DECEMBER 31, 2000   DECEMBER 31, 1999     DECEMBER 31, 1998
                             ------------------- ------------------ ------------------- ------------------- -----------------------
Revenue                      10,884,527          2,538,437          12,105,529                    250,809         0
Net earnings (loss)          (14,486,876)        (14,716,324)       4,601,486                 (6,966,679)         (8,888,864)
Net earnings (loss) per
share:
     Basic                   (0.46)              (0.51)             0.20                      (0.43)              (0.57)
     Fully diluted           (0.46)              (0.51)             0.19                      (0.43)              (0.57)
Long term debt               546,566             1,542,527          9,918                     1,029,150           1,721,334
Total assets                 63,246,989          75,632,137         55,269,214                12,203,948          11,841,885
Shareholders' equity         51,282,780          59,655,648         42,729,510                7,987,819           8,653,323


                                                      TWO YEAR SUMMARY BY QUARTER
                                                              (UNAUDITED)


                                                                  YEAR ENDED DECEMBER 31
                                                 2002                                                  2001
                                               QUARTERS                                              QUARTERS
------------------------------------------------------------------------------------------------------------------------------------
                           1ST            2ND           3RD           4TH            1ST          2ND          3RD           4TH
------------------------------------------------------------------------------------------------------------------------------------
Revenue                 8,754,759       814,726       657,038       658,004         539,071      540,861      727,092       731,413
Net earnings (loss)     425,017      (5,585,626)   (4,677,128)   (4,649,139)    (1,031,501)  (2,323,399)  (2,938,429)   (8,422,995)
Net earnings (loss) per share:
     Basic                0.01         (0.18)         (0.15)       (0.14)         (0.04)       (0.08)        (0.10)        (0.29)

     Fully diluted        0.01         (0.18)         (0.15)       (0.14)         (0.04)       (0.08)        (0.10)        (0.29)



                  MANAGEMENT'S DISCUSSION OF OPERATING RESULTS

The discussion in "Management's Discussion of Operating Results" contains forward-looking statements concerning, among other things, the Company's plans and objectives for future operations, and statements of future economic performance. All such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

     - the Company's ability to successfully complete pre-clinical and clinical development of its products;
     - decisions and the timing of those decisions made by the various health regulatory agencies relative to the Company's technology and products;
     - marketing and/or commercialization of our products and technologies under development;
     -    our estimates for future revenues and profitability;
     - our estimates regarding our capital requirements and our needs for additional financing;
     -    market acceptance of the Company's technology and products;
     - plans for future products, technologies and services and for enhancements of existing products, technologies and services;
     - the Company's ability to obtain and enforce timely patent and other intellectual property protection and to avoid or license third party intellectual property covering its technology and products;
     - our ability to attract customers and establish and maintain corporate alliances relating to the development and commercialization of our technology and products;
     - sources of revenues and anticipated revenues, including licenses of our intellectual property, collaborative agreements and the continued viability and duration of those agreements; and
     -    the ability to obtain sufficient financial resources.

In some cases, you can identify forward-looking statements by terms such as "anticipate," "believe," "could," "continue," "estimate," "expect," "intent," "may," "might," "ongoing," "plan," "potential," "predict," "project," "should," "will," "would," or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. We qualify all of our forward-looking statements by these cautionary statements. The Company assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

                                    OVERVIEW

ID Biomedical Corporation (the "Company') is a biotechnology company focused on the development of proprietary subunit vaccines including those based on its Proteosome(TM) protein intranasal adjuvant/delivery technology. In addition, the Company owns and licenses rights to its proprietary genomics analysis system, Cycling Probe(TM) Technology (CPT).

The Company is developing subunit vaccines for the prevention of a number of different diseases. Subunit vaccines differ from traditional vaccines in that they consist of proteins or other components of the organism rather than the whole, live organism. The Company's product candidates in clinical development are:

     StreptAvax(TM) vaccine, a multivalent subunit vaccine against group A streptococcus. A prototype formulation of this vaccine has been tested in human clinical trials in the United States in collaboration with the University of Tennessee and the United States National Institutes of Health, and a more advanced formulation is currently being tested in human clinical trials with Dalhousie University in Canada; and

     FluINsure(TM) vaccine, an intranasally delivered subunit influenza vaccine, which has been tested in a Phase I Clinical Trial at the University of Rochester, two Phase II Clinical Trials in Canada, as well as a Phase II challenge trial in the United Kingdom.

The Company also has pre-clinical research programs that include the possible development of an allergy vaccine, a vaccine against respiratory syncitial virus
(RSV) and vaccines against biological warfare agents. All of the Company's pre-clinical research programs are based on a potential platform vaccine technology for the intranasal delivery of vaccine antigens. This proprietary platform is trademarked Proteosome(TM) technology.

Using CPT, the Company has developed two rapid tests that identify antibiotic-resistant bacteria from culture under the trademark Velogene(TM). The Company believes that CPT has cost, time and ease of use advantages over some comparable gene detection systems currently on the market, but requires additional development to increase the sensitivity of the technology to be more widely used. Each of the Company's products has been cleared for sale in the U.S. by the Food and Drug Administration. In addition to developing these tests, the Company is licensing CPT and its patents in signal amplification to other parties in the genomics and diagnostic industry for further product and technology development. Currently, the Company has licensing arrangements in place with Applied Biosystems, Mitsubishi Chemical Corporation, Apogent Inc., and Takara Biomedical Group.

                              RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002 COMPARED TO THE YEAR ENDED DECEMBER 31, 2001

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2002, the Company adopted the new recommendations of the CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". This section requires that all stock-based payments made to non-employees be accounted for using the fair value based method. Section 3870 encourages the use of the fair value based method for all employee stock-based compensation plans, but only requires the use of this method for direct awards of stock, awards that call for settlement in cash or other assets, and stock appreciation rights. The Company has elected to account for stock options issued to employees and directors by the settlement method, which results in no compensation expense to the Company, and to disclose the pro forma effects on net earnings (loss) and net earnings (loss) per share as if the fair value based method of accounting had been used. Amounts received from employees on the exercise of stock options are recorded as share capital. The Company has disclosed the pro forma effect of accounting for these stock options under the fair value based method in note 2(p). The Company has no employee rewards outstanding for which the applications of the fair value method are required. (See also Note 15 to the consolidated financial statements for the year ended December 31, 2002).

Effective January 1, 2002, the Company adopted the new recommendations of the CICA Handbook Section 3062, "Goodwill and Other Intangible Assets". Under this section, goodwill and other intangible assets with an indefinite life are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Intangible assets with finite useful lives are amortized over their estimated useful life. The impairment test for goodwill is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is not considered necessary. In the second step, which would be carried out if the carrying amount of a reporting unit exceeds its fair value, the implied fair value of the reporting unit's goodwill is compared to its carrying amount to measure the amount of the impairment loss. The implied fair value of the reporting unit's goodwill is determined by calculating the residual amount of the fair value of a reporting unit after allocating the fair value to all assets of the reporting unit, less liabilities. When the carrying amount of a reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the statement of operations before extraordinary items and discontinued operations. As of January 1, 2002, the Company had unamortized goodwill in the amount of $771,314 which is no longer being amortized. In accordance with Section 3062, this change in accounting policy is applied prospectively and amounts presented for prior periods are not restated. Adjusted net earnings (loss), is presented in Note 3 to the consolidated financial statements for the year ended December 31, 2002, and reflects net earnings (loss) of historical periods, adjusted to exclude amortization expense related to goodwill. (See Note 3 to the consolidated financial statements for the year ended December 31, 2002).

RESULTS FROM OPERATIONS

The Company recorded a net loss of $14.5 million ($0.46 per share) for the year ended December 31, 2002 compared to net loss of $14.7 million ($0.51 per share) for the year ended December 31, 2001. Contributing to the 2002 net loss is a $3.8 million write-down of the Company's investment in Third Wave Technologies, Inc., based on the fair value of the shares at December 31, 2002. Excluding this expense, the Company would have recorded a net loss of $10.7 million, or ($0.34) per share, for the year ended December 31, 2002.

REVENUES

For the year ended December 31, 2002, the Company's licensing revenues amounted to $10.9 million compared to $2.5 million in 2001. The increase in revenue over the comparable period is attributable to genomic licensing revenues, which increased as a result of the Company's agreement with Takara Biomedical Group ("Takara") in January 2002. Amortization of deferred licensing revenue in the amount of $2.6 million was recognized for the period ended December 31, 2002, versus $2.5 million for the year ended December 31, 2001. Based on the Company's current licensing agreements, amortization of deferred revenue is expected to continue at the present amount through 2006. The amortization of deferred revenue does not result in additional cash to the Company.

We expect to receive licensing fees and milestone payments in the future from existing and new partnership arrangements. The extent and timing of such additional licensing fees and milestone payments, if any, will be dependent upon the overall structure of current and any future agreements and development progress of licensed technology, including the achievement of development milestones by our partners.

EXPENDITURES

RESEARCH AND DEVELOPMENT

Research and development expenditures consists primarily of cost associated with subunit vaccines and gene-based testing (CPT) and accordingly, we track expenditures by these two segments.

For the years ending December 31, 2002, 2001, and 2000 approximately 93%, 79%, and 64% of our net research and development expenditures were spent on subunit vaccines and 7%, 21%, 36%, respectively were spent on gene-based programs.

Research and development cost are reported net of grants received by Technology Partnership of Canada and investment tax credits. Grants and tax credits totaled $2.8 million for the year ended December 31, 2002 as compared to $1.4 million for the ended December 31, 2001.

Net research and development expenses increased 75% to $12.4 million for the year ended December 31, 2002. This increase is largely due to operations of ID Biomedical Corporation of Quebec ("IDBQ"), which are consolidated into the results of the Company since May 15, 2001. Research and development expenses have also been impacted by the activities associated with advancing the Company's vaccine products in clinical development. Expenses associated with contract services, laboratory supplies, travel and salary all increased in support of clinical trials and the Company's new pilot vaccine manufacturing plant.

We expect to continue to incur substantial research and development expenses in the future associated with the continued advancement of the Company's vaccine products FluINsure(TM) vaccine and StreptAvax(TM) vaccine.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses increased 17% to $4.8 million for the year ended December 31, 2002. This increase reflects the operations of IDBQ consolidated into the results of the Company since May 15, 2001.

For 2003, a moderate increase in general and administrative expenses is expected as activities increase in support of our continued advancement of the Company's vaccine products and business development activities.


DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense relates to equipment, patent and trademark rights, and medical technology. For the year ended December 31, 2002 depreciation and amortization expense increased 29% to $4.0 million. This increase reflects the amortization of the medical technology asset recognized on the purchase of IDBQ and the depreciation and amortization of the IDBQ assets that were acquired, all of which were consolidated into the Company's results as of May 15, 2001. The cessation of amortization of goodwill in 2002 did not have a material impact.

We believe that depreciation and amortization expense will increase moderately in 2003 due to capital asset additions to support clinical trial programs.

INVESTMENT AND OTHER INCOME

Investment and other income of $0.6 million for the year ended December 31, 2002 decreased by $1.6 million compared to the year ending December 31, 2001. This decrease is a result of declining interest rates on short term investments, decreases in short term investments, contract revenue (classified as other income) received in 2001 that did not occur in 2002, and a foreign exchange loss of $0.2 million ended December 31, 2002 as compared to a $0.2 million gain for the year ended December 31, 2001, due to the strengthening of the Canadian dollar versus the US dollar.

The Company expects investment and other income will continue to fluctuate in relation to cash balances, interest rates, foreign exchange rates, and contract revenue.

INTEREST EXPENSES

Interest expense increased 14% to $0.2 million for the year ended December 31, 2002. Interest expense increased as a result of debt that was inherited from IDBQ and the addition of a note payable arising from the Company's increased ownership of ID Biomedical Corporation of Washington in November 2001.

INCOME TAXES

The Company recorded income taxes of $0.8 million for the year ended December 31, 2002 as compared to $0 for the year ended December 31, 2001. This amount represents foreign withholding taxes recorded in on licensing revenues from Takara. The Company will receive a foreign tax credit, equal to this amount, to be used against future taxable income.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO THE YEAR ENDED DECEMBER 31, 2000

The Company recorded a net loss of $ 14.7 million ($-0.51 per share) for the year ended December 31, 2001 compared to net earnings of $4.6 million ($0.20 per share) for the year ended December 31, 2000.

Contributing to the 2001 net loss is a $4.5 million write-down of the Company's investment in Third Wave Technologies, Inc., based on the fair value of the shares at December 31, 2001 and pursuant to the decision by the Directors and management to dispose of the investment in 2002. In addition, a loss of $0.4 million on disposal of medical technology was recognized upon the Company's decision to terminate its rights and obligations to the HIV therapeutic vaccine covered by the TheraGuide Agreement. The Company would have recorded a net loss of $9.7 million or ($0.34) per share, excluding the write down of the investment and loss on disposal of the HIV medical technology.

For the year ended December 31, 2001, the Company's licensing revenues amounted to $2.5 million compared to $12.1 million in 2000. This decrease was the result of non-recurrent license payments received in 2000 from Applied Biosystems and Third Wave Technologies, of which approximately 50% of the up-front payments from these licenses were immediately recognized as revenue. A majority of the Company's 2001 revenues came from recognition of revenues that were deferred from prior periods. Interest and other income increased to $2.2 million for the year ended December 31, 2001 compared to $1.6 million for the year ended December 31, 2000. This increase was due to higher average cash and term deposits balances throughout the year.

Foreign exchange consists of gains and losses on the translation of US dollar balances and transactions. The Company's US subsidiaries maintain their accounts in US dollars and the Company maintains some US dollar balances in order to fund certain expenses. Monetary items are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenue and expense items are translated at transaction date rates.

Net research and development expenses increased 110% to $7.1 million for the year ended December 31, 2001. This increase in expenses represents the two Intellivax operations, which have been consolidated into the results of the Company from the date of acquisition of May 15, 2001. In addition, the increase reflects the activities associated with the preparation and initiation of the Company's Phase I/II clinical trial of StreptAvax(TM). Contract services, laboratory supplies and salaries all increased in support of these efforts.

The Company includes in general and administrative expense all costs not directly related to conducting research and development. For the year ended December 31, 2001, general and administrative expenses increased 3% to $4.1 million. Increased expenditures associated with the Company's purchase of Intellivax as well as consolidated Intellivax general and administrative expenses from the date of acquisition were in large part offset by a decrease in consulting, filing and traveling expenses that were incurred in connection with the $20 million private placement financing that was completed during the preceding year, as well as a decrease in legal and accounting charges related to licensing agreements and legal proceedings that occurred in 2000.

Depreciation and amortization expense increased 114% to $3.1 million for the year ended December 31, 2001. This increase is attributable to amortization of the medical technology asset recognized on the purchase of Intellivax and to depreciation and amortization of the Intellivax assets that were acquired.

Interest expense decreased 53% to $0.1 million for the year ended December 31, 2001 compared to $0.3 million for the year ended December 31, 2000, as no debentures remained outstanding for the entire year 2001.

Capital expenditures are made for the acquisition of medical technology, property, plant and equipment and acquired patent rights. Notwithstanding the $25.7 million capital expenditures related to the Intellivax acquisition, capital expenditures increased during the year ended December 31, 2001 as a result of the Company's development. Medical technology and other assets increased due to a final payment made in achieving a milestone related to the IDNA Agreement and due to the purchase price discrepancies that arose from the increase of the Company's ownership in its IDBW subsidiary. Property, plant and equipment increased because of the construction and equipping of a pilot vaccine manufacturing plant that is expected to allow the Company to produce clinical grade materials in accordance with U.S. Food and Drug Administration Good Manufacturing Practices (GMP). Acquired patents rights increased due to the maturing and growth of the Company's patents portfolio and to the international filing of key patents.

                         LIQUIDITY AND CAPITAL RESOURCES


YEAR ENDED DECEMBER 31, 2002 COMPARED TO THE YEAR ENDED DECEMBER 31, 2001

Since its inception, the Company has financed its technology acquisitions, research and development activities and capital expenditures from private and public equity financing and leasing transactions. The Company has also received proceeds from the licensing of its Cycling Probe(TM) Technology, TB vaccine, the MRSA and VRE products, milestone payments relating to its MRSA product, contract revenue from collaborative research and development agreements with corporate partners and funding through government grant programs. We expect future short and long term funding to be provided from similar sources.

The Company's primary objective for the investment of funds is to preserve the Company's cash for research, development and operating expenditures by investing in low risk, readily marketable securities. During the year ended December 31, 2002, the Company's cash and short-term investments position decreased from $33.7 million at December 31, 2001 to $23.8 million at December 31, 2002. The Company's working capital also decreased from $30.6 million to $20.7 million for the same time period. These decreases resulted from the funding of the Company's operations and from the write-down of the investment in Third Wave Technologies, Inc., net of the effect of licensing revenues received from Takara. Also impacting on the Company's liquidity and capital resources are the exercise of outstanding warrants and stock options, debt repayment and capital asset additions relating to the vaccine manufacturing plant and in support of increased operational activities. Subsequent to December 31, 2002, we sold a marketable security having a carrying value of $0.8 million for cash consideration of approximately $2.5 million.

Cash used in operating activities was $7.2 million of the year ended December 31, 2002 compared to $9.5 million for the year ended December 31, 2001.

Additions to equipment were $1.7 million for the year ended December 31, 2002 compared to $1.8 million for the year ended December 31, 2001. Patent and trademarks rights obtained during 2002 amounted to $0.4 million compared to $0.5 million in 2001. Medical technology acquired during 2002 totaled $0.6 million compared to $0.8 million in 2001.

Net cash provided by financing activities was $3.6 million for the year ended December 31, 2002 compared to $5.8 million for the year ended December 31, 2001. In 2002 the Company made debt payments totaling $2.2 million, debt payments in 2001 totalled $0.1 million. The required principal payment on debt and capital leases for 2003 is $1.1 million.

We have no relationships with any "special purpose" entities and have no commercial commitments with related parties. The only contractual obligations are in the form of operating leases, capital leases, notes payable and future research and development expenditures.

We expect that our available cash resources, working capital, expected interest income, expected licensing revenue and estimated funding from corporate partnerships, should be sufficient to satisfy the funding of existing product development programs and other operating and capital requirements for at least the next 12-18 months. The amounts of the expenditures that will be necessary to execute our business plan are subject to numerous uncertainties, which may adversely affect liquidity and capital resources to a significant extent. Our two lead products, StreptAvax(TM) vaccine and FluINsure(TM) vaccine, are in Phase II clinical trials. Completion of clinical trials may take several years or more, but the length of time generally varies substantially according to the type, complexity, novelty and intended use of a product. The duration and the cost of clinical trials may vary significantly over the life of a project as a result of unanticipated developments arising during the clinical trials and the duration and cost therefore cannot be estimated.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO THE YEAR ENDED DECEMBER 31, 2000

During the year ended December 31, 2001, the Company's cash and short-term investments position decreased from $36.7 million at December 31, 2000 to $33.7 million at December 31, 2001. The Company's working capital also decreased from $34.0 million to $30.6 million for the same time period. The decrease in net working capital was less than the amount of cash used in operations and for capital expenditures. The decrease was offset by proceeds of $6.2 million resulting from the issuance of common shares upon exercise of purchase warrants, stock options and special rights, and due to the reclassification of the Company's investment in Third Wave Technologies as a short-term investment.

Although the Company expects its licensing activities relating to CPT to continue in 2002, and that subsequent to December 31, 2001 it received licensing payments that surpassed the amount of licensing revenue recognized in 2001, it is not reasonable to expect, and the Company does not expect, that these activities will result in earnings or a net positive cash flow for 2002. ID Biomedical expects that because of the IVX acquisition and the continued advancement of the Company's products in clinical development, that its cash and working capital position will likely be lower at December 31, 2002 than at December 31, 2001.

                              MARKET FOR SECURITIES

The Company's common shares are traded on The Toronto Stock Exchange (the "TSE") in Canada under the symbol "IDB", on The NASDAQ National Market in the United States under the symbol "IDBE".

The common shares commenced trading on the TSE on October 24, 1995 and the common shares commenced trading on The NASDAQ National Market on September 25, 2000.

On December 14, 2000, the Company was added to the Toronto Stock Exchange 300 Composite Index and the S&P/TSE Canadian SmallCap Index.


                             DIRECTORS AND OFFICERS

The following table shows the full name, municipality of residence, position with the Company and principal occupations of each of the directors and officers of the Company.

NAME AND
MUNICIPALITY                POSITION WITH
OF RESIDENCE                COMPANY                   PRINCIPAL OCCUPATION             DIRECTOR SINCE
--------------------------- ------------------------- -------------------------------- ---------------------
Dr. Richard Bastiani(1)(3)  Chairman of Board of      Retired; Formerly President of   October 15, 1996
Los Gatos, Ca               Directors                 Dendreon Corp. (biotechnology
                                                      company)

From September 1995 to September 1998, DR. RICHARD BASTIANI was President of Dendreon Corp. (formerly Activated Cell Therapy, Inc.), a Mountain View, California biotechnology company focused on the development of innovative cancer therapies. Prior to that, Dr. Bastiani spent 25 years with Syva Company, ultimately as its President, until its purchase by Hoechst Chemical Corporation.


------------------------------------------------------------------------------------------------------------
Dr. Anthony F. Holler(4)    CEO and Director          Chief Executive Officer of IDB   March 4, 1991
Vancouver, BC


NAME AND
MUNICIPALITY                POSITION WITH
OF RESIDENCE                COMPANY                   PRINCIPAL OCCUPATION             DIRECTOR SINCE
--------------------------- ------------------------- -------------------------------- ---------------------


DR. ANTHONY F. HOLLER has served as Chief Executive Officer of the Company since October 29, 1998. Prior to that, he was Vice President, Corporate & Clinical Affairs since July 1997 and prior to that he was Medical Director of the Company, a position he held since 1991 when he co-founded the Company. Dr. Holler has also served as a director of the Company since 1991.


------------------------------------------------------------------------------------------------------------
Daniel A. Carriere(1)(2)    Director                  President of Carriere            August 24, 1998
Vancouver, BC                                         Financial Services Inc.
                                                      (venture capital company)

DANIEL A. CARRIERE has been a significant shareholder of the Company since its initial public offering in 1991. Since May 12, 1992, Mr. Carriere has been President of Carriere Financial Services Inc., a Canadian firm specializing in growth and financial strategies for small to medium capitalized companies.


------------------------------------------------------------------------------------------------------------
Richard H. McCoy(1)(2)      Director                  Vice Chairman, Investment        September 13, 1999
Toronto, ON                                           Banking, TD Securities Inc.
                                                      (investment dealer)

RICHARD H. MCCOY is currently Vice Chairman, Investment Banking at TD Securities Inc., one of Canada's largest investment firms. Prior to joining TD Securities Inc. in May, 1997, Mr. McCoy was Deputy Chairman of CIBC Wood Gundy from 1978 to 1997.


------------------------------------------------------------------------------------------------------------
Michel Greco(1)             Director                  Retired, Formerly President,     October 24, 2002
France                                                Aventis Pasteur


MICHEL GRECO Mr. Greco retired as President and Chief Operating Officer of Aventis Pasteur in December 2002. Prior to becoming President of Aventis Pasteur, from 1994 to 1998, Mr Greco was President and Chief Executive Officer of Pasteur Merieux MSD, a European joint venture between Aventis Pasteur and Merck and Co. Michel Greco holds an MBA from the Richard Ivey School of Business Administration, University of Western Ontario.


------------------------------------------------------------------------------------------------------------
Jon S. Saxe(1)(2)           Director                  Retired; Formerly President,     November 10, 1993
Los Altos, CA                                         Protein Design Labs, Inc.
                                                      (biopharmaceutical company)

JON S. SAXE is retired, but from January 1995 to April 1999, he served as President of the Protein Design Labs. From May 1999 to April 2000, Mr. Saxe served as Senior Advisor to the Chief Executive Officer of the Company. Mr. Saxe was a consultant to Protein Design Labs from June 1993 to December 1994.


------------------------------------------------------------------------------------------------------------
Brian J. Underdown(1)(3)    Director                  Vice President, MDS Capital      September 13, 1999
Hamilton, ON                                          Corporation and President,
                                                      University Medical
                                                      Discoveries Inc.

NAME AND
MUNICIPALITY                POSITION WITH
OF RESIDENCE                COMPANY                   PRINCIPAL OCCUPATION             DIRECTOR SINCE
--------------------------- ------------------------- -------------------------------- ---------------------


BRIAN J. UNDERDOWN is Vice President (Science and Technology), MDS Capital Corporation and President, University Medical Discoveries Inc. Prior to joining MDS Capital Corporation in 1997, Dr. Underdown was Assistant Vice President Research and Director of Immunology at Pasteur Merieux Connaught. From 1970 to 1994, Dr. Underdown held a number of academic positions including Professor and Associate Dean Research at the Faculty of Medicine, University of Toronto and Professor, Department of Pathology and Associate Dean Research at the Faculty of Health Sciences, McMaster University.


------------------------------------------------------------------------------------------------------------
Ian A. Webb(3)              Director                  Partner, Borden Ladner           July 11, 1997
Vancouver, BC                                         Gervais LLP (law firm)


IAN A. WEBB joined the law firm of Ladner Downs in 1981 and became a partner in 1988. Ladner Downs has since merged with several other firms to form the firm of Borden Ladner Gervais LLP.


------------------------------------------------------------------------------------------------------------
Todd R. Patrick             President, Chief          President and Chief Operating    May 18, 2000
Bellevue, WA                Operating Officer and     Officer of IDB
                            Director


TODD R. PATRICK has served as President and Chief Operating Officer of the Company since October 29, 1998. Prior to that, he was Executive Vice President of the Company. In 1995, he was appointed President of ID Vaccine Corporation (now IDBW), a position he currently holds as of the date of this Annual Information Form.


------------------------------------------------------------------------------------------------------------
Deborah L. Bowers           Corporate Secretary       Corporate Secretary of IDB       N/A
Vancouver, BC


DEBORAH L. BOWERS has served as Corporate Secretary of the Company since January 1999. During her tenure at the Company, Ms. Bowers has held the positions of Assistant Corporate Secretary (1998-1999) and Executive Assistant - Legal (1997 to 1998). Before joining ID Biomedical in 1997, she held various positions in the corporate and securities industries.


------------------------------------------------------------------------------------------------------------ -----------------------
Richard Bear                VP, Finance and           VP, Finance and                  N/A
Bellevue, WA                Administration            Administration


RICHARD BEAR is the Vice President of Finance and Administration for the Company. Prior to joining the Company in June 2002, Mr. Bear held various corporate finance positions with XO Communications. Before XO Communications, Mr. Bear was Director of Finance for AT&T Wireless Communication. Mr. Bear received his BA in Business Administration from the University of Washington and is a CPA.

-------------------------------------------------------------------------------
Note:    (1) Member of the Audit Committee of the board of directors
         (2) Member of the Compensation Committee
         (3) Member of the Corporate Governance Committee
         (4) Member of the Option Committee

The term of office for each director expires on the date of the next annual general meeting of the Company or until their successors are duly elected or appointed.

The Company has an Audit Committee, a Compensation Committee, an Option Committee and a Corporate Governance Committee.

The Audit Committee consists of six outside members of the Board of Directors, all unrelated, one of which is identified as a financial expert. The Committee oversees the Company's financial reporting process and internal controls, and consults with management, the internal accountants, and the Company's independent auditors on matters related to the annual audit of the Company and the internal controls, published financial statements, accounting principles and auditing procedures being applied. The Committee responsibilities also include: the appointment, compensation and oversight of the Company's independent auditors; to review and approve all related party transactions; and to receive, investigate, and take appropriate action on accounting complaints and concerns. The Committee also evaluates the auditors' independence and submits to the Board of Directors its recommendations for the appointment of auditors. The Committee has the authority to engage independent counsel and other advisors as they deem necessary to fulfil their duties and responsibilities. The Audit Committee meets at least once following the fiscal year end.

The Corporate Governance Committee consists of three outside members of the Board of Directors, two of whom are unrelated. The Corporate Governance Committee's mandate is to undertake activities as needed to assist the Board of Directors in providing efficient and effective corporate governance for the benefit of shareholders. The Committee's responsibilities include overseeing the effective functioning of the Board of Directors, reviewing the relationship between management and the Board of Directors, ensuring that the Board of Directors can function independently of management and reviewing the size and composition of the Board on a periodic basis. The Committee, together with management, monitors corporate governance initiatives.

The Compensation Committee consists of three outside members of the Board of Directors, all of whom are unrelated. The Committee consults generally with, and makes recommendations to, the Board of Directors on, matters concerning executive compensation, including individual salary rates, and other supplemental compensation. The Compensation Committee meets once each year.

The Option Committee consists solely of the Chief Executive Officer of the Company. The Board has delegated to the Option Committee the responsibility for issuing options from time to time to certain employees of the Company provided that the Option Committee may only authorize the issuance of options to acquire a maximum of 200,000 Common Shares of the Company unless the Board subsequently authorizes further grants or options by the Option Committee. Individual option grants shall not exceed the Board approved option ranges per optionee. The Option Committee must grant options in accordance with the Company's Stock Option Plan. All grants made by the Option Committee are then ratified at the next Board of Director meeting. In addition, there are further restrictions on the ability of the Option Committee to issue options which include a prohibition on the Option Committee issuing options to any of its own members.

As of February 28, 2003, the directors and senior officers of the Company beneficially owned or exercise control or direction over 5.53 % of the outstanding Common Shares of the Company. The Company does not have an executive committee of directors.


                                  RISK FACTORS

YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND ALL OF THE OTHER INFORMATION INCLUDED IN THIS ANNUAL INFORMATION FORM IN EVALUATING THE COMPANY AND ITS COMMON SHARES. INVESTING IN OUR COMMON SHARES INVOLVES A HIGH DEGREE OF RISK. ADDITIONAL RISKS AND UNCERTAINTIES THAT ARE NOT YET IDENTIFIED OR THAT WE CURRENTLY THINK ARE IMMATERIAL MAY ALSO MATERIALLY ADVERSELY AFFECT OUR BUSINESS AND FINANCIAL CONDITION IN THE FUTURE. ANY OF THE FOLLOWING RISKS COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS, OPERATING RESULTS OR FINANCIAL CONDITION.

                    RISKS RELATED TO OUR FINANCIAL CONDITION

WE HAVE GENERALLY INCURRED LOSSES SINCE OUR INCEPTION AND WE EXPECT TO CONTINUE TO INCUR SUBSTANTIAL LOSSES FOR THE FORESEEABLE FUTURE

With the exception of 2000, we have incurred significant operating losses since our inception in 1991, including a net loss of Cdn$14.5 million for the year ended December 31, 2002. As of that date, we had an accumulated deficit of Cdn$67.9 million based on Canadian generally accepted accounting principles. In order to further develop our vaccine products and technologies, we will need to incur significant and rising expenses in connection with our clinical development programs, possibly including construction of a proteosome protein manufacturing plant, as well as pre-clinical development programs. As a result, we expect to incur operating losses for the foreseeable future. There can be no assurance that we will ever become profitable or that we will sustain profitability if we do become profitable. If we do not become profitable, the price of our shares may decline.

WE WILL REQUIRE A SIGNIFICANT AMOUNT OF ADDITIONAL CAPITAL TO DEVELOP AND COMMERCIALIZE OUR PRODUCTS

We will need to raise additional capital in order to finance our anticipated losses. We will also need to finance capital expenditures for equipment, intellectual property and other asset acquisitions. Our future capital requirements will be substantial, and will depend on many factors including:

     - the duration and cost of our clinical trials for FluINsure(TM) and StreptAvax(TM)

     - the progress and scope of our other collaborative and independent research, development and clinical projects

     -    the size and complexity of these programs

     -    the time and costs involved in seeking regulatory approvals

     - the time and costs involved in maintaining and expanding our manufacturing facilities

     -    our business development and commercialization strategy

     - the costs associated with filing, prosecution and enforcement of patent claims

Although we anticipate that our available cash resources, working capital, expected interest income, expected licensing revenue and estimated funding from corporate partnerships will enable us to maintain our currently planned operations for at least the next year, there can be no assurance that this will be the case. There can be no assurance that additional capital will be available to us on favorable terms, or at all.

In the past, we have received funding from the Government of Canada through Technology Partnerships Canada. Our current funding from Technology Partnerships Canada will expire in March, 2004. While we do not currently intend to apply to renew this funding, we may choose to make such an application, in which case there can be no assurance we will receive such additional funding.

We may choose to raise additional capital from time to time, either through public or private debt or equity financings, licensing or other arrangements. Any additional equity financings could be dilutive to our shareholders and debt financings, if available, may subject us to restrictive covenants. Any financing done through licensing or other similar arrangements may require us to relinquish our rights to certain of our technologies, products or marketing territories. Our failure to raise capital when needed would harm our business, financial condition and results of operations.

OUR FUTURE REVENUES COULD FLUCTUATE SIGNIFICANTLY

Our licensing revenue was Cdn$12.1 million in 2000, Cdn$2.5 million in 2001 and Cdn$10.9 million in 2002. The substantial increase in revenue from 2001 to 2002 was attributable to licensing of our genomics technology. In accordance with our accounting policies, amortization of deferred licensing revenue in the amount of Cdn$2.6 million was recognized for 2002. Based on our current licensing agreements, amortization of deferred revenue is expected to continue at the present amount through 2006. The amortization of deferred revenue does not result in us receiving additional cash. We anticipate that substantially all of our revenue for the foreseeable future will result from licensing fees and milestone payments from existing and new partnership agreements, contract development, and collaboration arrangements. These fees and payments will be subject to significant fluctuation in both timing and amount, and will depend upon the structure of our current and future agreements and the development progress of licensed technology, including the achievement of development milestones by our partners. Our revenue and results of operations for any period may also not be comparable to the revenue or results of operations for any other period. Our failure to achieve anticipated revenue levels could have a negative effect on the price of our shares.

     RISKS RELATED TO THE DEVELOPMENT AND COMMERCIALIZATION OF OUR PRODUCTS

OUR SUCCESS DEPENDS ON THE SUCCESSFUL COMMERCIALIZATION OF THE FLUINSURE(TM) VACCINE AND STREPTAVAX(TM) VACCINE

The successful commercialization of our FluINsure(TM) and StreptAvax(TM) vaccines is crucial for our success. Both of these vaccines are currently in a relatively early stage of their clinical and manufacturing/process development and each of them faces a variety of risks and uncertainties. Principally, these risks include the following:

     - future clinical trial results may show that either the FluINsure(TM) vaccine or the StreptAvax(TM) vaccine is unsafe, not well tolerated by the recipients or not useful for its intended purpose

     - even if our FluINsure(TM) vaccine and StreptAvax(TM) vaccine are each shown to be safe and effective for its intended purpose, we may face significant or unforeseen difficulties in manufacturing these vaccines or their components. These difficulties may become apparent when we manufacture vaccines on a small scale for clinical trials and regulatory approval or may only become apparent when we try to scale-up the manufacturing to commercial scale

     - our ability to complete the development and commercialization of our vaccine products is significantly dependent upon our ability to obtain and maintain experienced and committed partners to assist us with obtaining clinical and regulatory approvals for, and the manufacturing, marketing and distribution of, our two vaccines on a worldwide basis

     - even if our products are successfully developed, commercially produced and receive all necessary regulatory approvals, there is no guarantee that there will be market acceptance of either vaccine

     - our competitors may develop vaccines or other treatments which are superior or less costly than our own with the result that our products, even if they are successfully developed, manufactured and approved, may not generate significant revenues

If we are unsuccessful in dealing with any of these risks, or if we are unable to successfully commercialize our FluINsure(TM) vaccine and our StreptAvax(TM) vaccine for some other reason, it would likely seriously harm our business.

OUR SUCCESS DEPENDS ON OUR ABILITY TO ATTRACT AND RETAIN COLLABORATIVE PARTNERS OVER WHOM WE HAVE LIMITED CONTROL

Our business depends on our ability to enter into arrangements with corporate and academic collaborators relating to the research, development, clinical testing, manufacturing, marketing and commercialization of our products. We usually acquire rights to intellectual property which we further develop with the expectation of increasing its value. If successful, we license or sublicense that property to others. We generally try to have our partners assume the obligation to manufacture, market and distribute the resulting products. Consequently, our success depends upon our partners' ability to perform these tasks. We enter into these arrangements to reduce development risk and to earn licensing revenues. However, there can be no assurance that we will be able to establish necessary arrangements on favorable terms, or at all, or that current or future collaborative agreements will be successful.

Our dependence on collaborative agreements with third parties subjects us to a number of risks. Our business could be adversely affected if any collaborative partner breaches its agreement with us or fails to develop or commercialize any product to which it has rights, or any of its products over which we have rights. In addition, these collaborations may not be continued or result in successfully marketable products. If a collaborative partner fails to continue funding any particular program, that could delay or halt development or commercialization of any products which arise out of that program. If we are not able to establish further collaborative arrangements or any or all of our existing collaborative arrangements are terminated, we may have to seek new collaborative arrangements or undertake product development and commercialization at our own expense. This may:

     - limit the number of products that we are able to develop and commercialize

     -    reduce the likelihood of successful product introduction

     -    significantly increase our capital requirements

     -    place additional strain on our management resources

Disputes may arise with respect to the ownership of rights to any technology or products developed with any current or future collaborative partner. Lengthy negotiations with potential new collaborative partners or disagreements between us and our collaborative partners may lead to delays or termination in the research, development or commercialization of our products or result in time consuming and expensive litigation or arbitration.

OUR SUCCESS DEPENDS ON OUR ABILITY TO PROTECT OUR PROPRIETARY RIGHTS AND OPERATE WITHOUT INFRINGING UPON THE PROPRIETARY RIGHTS OF OTHERS

We try to protect the technology that we consider important to the development of our business by filing United States and selected foreign patent applications. We currently hold, or have licensed (or are in the process of licensing), several patents and pending patent applications in the United States and corresponding patents and patent applications filed in a number of countries throughout the world. These patents or patent applications are directed primarily to:

     -    our FluINsure(TM) and SteptAvax(TM) vaccines

     -    our Proteosome technology

     -    our gene-cloning and protein expression system

The patent position of biopharmaceutical and biotechnology firms, including us, is generally uncertain and involves complex legal and factual questions. We do not know whether any of our current or future patent applications will result in the issuance of any patents. Even issued patents may be challenged, invalidated or circumvented. Patents may not provide a competitive advantage or afford protection against competitors with similar technology. Competitors or potential competitors may have filed applications for, or may have received patents and may obtain additional and proprietary rights to compounds or processes used by or competitive with ours. In addition, the laws of certain foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States or Canada.

Patent litigation is becoming widespread in the biotechnology industry and we cannot predict how this will affect our efforts to form strategic alliances, conduct clinical testing or manufacture and market any products under development. If challenged, our patents may not be held valid. We could also become involved in interference proceedings in connection with one or more of our patents or patent applications to determine priority of invention. If we become involved in any litigation, interference or other administrative proceedings, we will likely incur substantial expenses and the efforts of our technical and management personnel will be significantly diverted. In addition, an adverse determination could subject us to significant liabilities or require us to seek licenses that may not be available on favorable terms, if at all. We may be restricted or prevented from manufacturing and selling our products in the event of an adverse determination in a judicial or administrative proceeding or if we fail to obtain necessary licenses.

Our commercial success also depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties. Patent applications are, in many cases, maintained in secrecy until patents are issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications are filed. In the event of infringement or violation of another party's patent, we may be prevented from pursuing product development or commercialization.

In addition to patents, we rely on trade secrets and proprietary know-how to protect our intellectual property. We generally require our employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to enter into confidentiality agreements (which include, in the case of employees, non-competition provisions). These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of our employees, the agreements provide that all of the technology which is conceived by the individual during the course of employment is our exclusive property. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of our proprietary information. In addition, it is possible that third parties could independently develop proprietary information and techniques substantially similar to ours or otherwise gain access to our trade secrets.

WE MAY NOT BE ABLE TO OBTAIN REGULATORY APPROVALS THAT WILL BE NECESSARY TO COMMERCIALIZE OUR PRODUCTS

The manufacture and sale of medical devices and human vaccine and therapeutic products in the United States and Canada is governed by a variety of statutes and regulations in both countries. These laws govern the development, testing, manufacture, safety, efficacy, record keeping, labelling, storage, approval, advertising, promotion, sale and distribution of biopharmaceutical products. If our products are ultimately marketed abroad, they would also be subject to extensive regulation by foreign governments. There can be no assurance that we will be able to obtain the required regulatory approvals or comply with the applicable regulatory requirements for any of our products in development. In addition, although we have received all necessary approvals from the FDA to market our Velogene Genomic Identification Assay for MRSA and Velogene Genomic Identification Assay for VRE, there can be no assurance that we can maintain these approvals. If we are unable to obtain or retain necessary regulatory approvals, we may not be able to commercialize our products.

The products we have currently under development will require significant development, preclinical testing (except our FluINsure(TM) and StreptAvax(TM) vaccines which have completed preclinical testing), clinical testing and investment of significant funds prior to their commercialization. Securing regulatory approval requires us to submit extensive preclinical and clinical data and supporting information for each indication to establish the product's safety and efficacy. The process of completing development, preclinical and clinical testing and obtaining subsequent approvals is likely to take a number of years. Any delay in obtaining approvals may:

     - adversely affect the successful commercialization of products that we or our collaborative partners develop

     - diminish any competitive advantages that we or our collaborative partners may obtain

     -    adversely affect our receipt of revenues or royalties

Certain material changes to an approved product such as manufacturing changes or changes in the supplier of raw materials are subject to further regulatory review and approval. For example, we are likely to change bulk flu antigen suppliers in conjunction with selecting a partner for commercialization of the FluINsure(TM) vaccine. Such a change will likely require a relatively small clinical "bridging" study, but could involve more extensive clinical studies. Any required approvals, once obtained, may be withdrawn. Compliance with other regulatory requirements may not be maintained. Additionally, if we fail to comply with applicable regulatory requirements at any stage during the regulatory process, we or our contract manufacturers may be subject to sanctions, including:

     -    fines

     -    product recalls or seizures

     -    injunctions

     - refusal of regulatory agencies to review pending market approval applications or supplements to approval applications

     -    total or partial suspension of production

     -    civil penalties

     -    withdrawals of previously approved marketing applications

     -    criminal prosecution

We and our contract manufacturers will be required to comply with applicable good manufacturing practices regulations, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance records and documentation. Manufacturing facilities must be approved before we can use them in commercial manufacturing of our products and are subject to inspection by regulatory agencies. We and our contract manufacturers may not be able to comply with the applicable good manufacturing practice requirements and other regulatory requirements, which could have a material adverse affect on our business, financial condition and results of operations.

EVEN IF WE ARE ABLE TO COMMERCIALIZE OUR PRODUCTS, OUR PRODUCTS MAY NOT GAIN MARKET ACCEPTANCE

Whether or not any our products gain market acceptance among physicians, patients, healthcare payors and the medical community, as well as the degree of market acceptance of any of our products, will depend on a number of factors, including:

     -    establishment and demonstration of clinical usefulness and safety

     -    cost-effectiveness of the products

     -    their potential advantage over alternative products

     -    reimbursement policies of governments and third-party payors

     -    marketing and distribution support for the products

For example, we do not expect to be the first company to have an intranasal flu vaccine on the market. The success of other products in this market segment in establishing the market, their pricing, their clinical usefulness or other potential advantages or disadvantages, will very likely have a major impact on the success of our product. If our products do not achieve significant market acceptance, our business, financial condition and results of operations will be harmed.

In addition, third-party payors such as government health administration authorities, managed care providers and private health insurers are increasingly challenging the price and examining the cost effectiveness of medical products and services. If these third-party payors fail to provide adequate coverage for our products, the market acceptance of the products may be adversely affected.

WE DEPEND ON LICENSES AND SIMILAR CONTRACTUAL ARRANGEMENTS WITH THIRD PARTIES IN ORDER TO DEVELOP OUR PRODUCTS AND TO CARRY OUT OUR RESEARCH AND DEVELOPMENT PROGRAMS

We currently hold a number of important intellectual property licenses including:

     - an exclusive license from the University of Tennessee Research Corporation covering know-how, technology and several issued patents and patent applications relating to the development of a vaccine against Group A streptococcus

     - an exclusive license from the Walter Reed Army Institute of Research relating to our Proteosome technology

These licenses, and others, are important because we rely on them to develop our products. There can be no assurance that these licenses will not be terminated by our licensors or that they will be renewed when necessary. We may also acquire additional licenses to technologies developed by other companies or academic institutions. Pursuant to the terms of these agreements, we may be required to exercise diligence in bringing products to market and to make milestone payments that, in some instances, could be substantial. We may also be obligated to make royalty payments on the net sales, if any, of products resulting from our licensed technology and, in some instances, could be responsible for the costs of filing and prosecuting patent applications. For example, we are obligated to pay Walter Reed Army Institute royalties on the sale of our FluINsure(TM) vaccine, and to make two milestone payments to the University of Tennessee Research Corporation in connection with the development of our StreptAvax(TM) vaccine. We cannot assure you that the licenses we currently have will be maintained in good standing or that the underlying technology or patent rights which are the subject of the licenses will continue to be of any value to us.

COMPETITION IN OUR TARGETED MARKETS IS INTENSE AND DEVELOPMENTS BY OTHER COMPANIES COULD RENDER OUR PRODUCTS OR TECHNOLOGIES NON-COMPETITIVE

The biotechnology industry is highly competitive and subject to significant and rapid technological change. Developments by other companies within the industry could render our products or technologies non-competitive. Competitors have developed technologies that could form the basis for competitive products. Some of these products may be more effective or have an entirely different approach or means of accomplishing the desired effect than our products. We expect technological competition from biotechnology companies and academic research institutions to increase over time.

Many of our competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and human resources than we do. Our competitors may succeed in developing products earlier and obtaining regulatory approvals and patent protection for such products more rapidly than we can.

We are aware that, at a minimum, the following companies are developing intranasal influenza vaccines: Antigenics, Biovector, Chiron, Corixa, Innovax, Merck, Berna Biotech and Aventis (collaboration), and Solvay and West Pharmaceuticals (collaboration). FluMist(TM), an intranasal influenza vaccine, developed by MedImune and being co-marketed with Wyeth, is expected to receive approval for marketing in the United States in 2003. The competition for these types of products is expected to be fierce, and there may be other companies pursuing intranasal programs. In addition, there are several injectable vaccines already on the market to protect against flu, and other potential improved vaccines (such as those using adjuvants, being delivered by powder injection or via skin patches) are in development.

We are not aware of any vaccines for Group A streptococcus that are currently undergoing clinical testing in humans. However, we are aware of other competing preclinical programs by The Rockefeller University and Siga Technologies; the University of Minnesota and Wyeth; Baxter; Shire Biologics, and ActiveBiotech, A.V.

OUR LACK OF COMMERCIAL MANUFACTURING EXPERIENCE MEANS THAT WE WILL HAVE TO INCUR SUBSTANTIAL COSTS TO DEVELOP MANUFACTURING FACILITIES OR CONTRACT WITH THIRD PARTIES OVER WHOM WE HAVE LIMITED CONTROL TO DEVELOP OUR PRODUCTS

In order to be successful, our products must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. We do not have facilities to commercially manufacture our products under development and we must initially obtain the small amounts of products we require for clinical studies from contract manufacturing companies or our own pilot-scale facilities. In order to manufacture our products in commercial quantities, we will need to develop manufacturing facilities or contract with third parties to manufacture our products. We may not be able to develop or otherwise secure access to appropriate facilities and manufacturing contracts with third parties may not be available to us on favorable terms, if at all.

OUR LACK OF MARKETING AND SALES EXPERIENCE MEANS THAT WE MUST RELY ON THE EFFORTS OF OTHERS TO COMMERCIALIZE OUR PRODUCTS

We do not have a marketing, sales or distribution capability. We intend to enter into arrangements with third parties to market and sell most of our products. We may not be able to enter into marketing and sales arrangements with others on favorable terms, if at all. To the extent that we enter into marketing and sales arrangements with other companies, our revenues will depend on the efforts of others and which efforts may not be successful. If we are unable to enter into satisfactory third-party arrangements, then we must develop a marketing and sales force, which may need to be substantial in size, in order to achieve commercial success for any product. We may not successfully develop or obtain the necessary marketing and sales experience or have sufficient resources to do so. If we fail to establish successful marketing and sales capabilities or to enter into successful marketing arrangements with third parties, our business, financial condition and results of operations will be materially adversely affected.

OUR DEVELOPMENT PROGRAMS AND PRODUCTS SUBJECT US TO THE RISK OF PRODUCT LIABILITY CLAIMS FOR WHICH WE MAY NOT BE ABLE TO OBTAIN ADEQUATE INSURANCE COVERAGE

Human therapeutic products and medical devices involve the risk of product liability claims and associated adverse publicity. Currently, our principal risks relate to participants in our clinical trials who may become ill or suffer unintended consequences from our vaccines. If we ultimately are successful in commercializing a product, claims might be made directly by consumers, healthcare providers or by pharmaceutical companies or others selling our products. There can be no assurance that we will be able to obtain or maintain sufficient and affordable insurance coverage for any of these claims and, without sufficient coverage, any claim brought against us could have a materially adverse effect on our business, financial condition or results of operations.

OUR BUSINESS MAY BE HARMED IF WE CANNOT OBTAIN SUFFICIENT QUANTITIES OF RAW MATERIALS

For certain of our vaccine candidates, we depend on outside vendors for the supply of raw materials. For example, we purchase, among other items, alum as an adjuvant for our StreptAvax(TM) vaccine, flu antigen and nasal spray dispensers for our FluINsure(TM) vaccine and allergens for our allergy vaccine program. We will likely require other antigens for most of our preclinical/research programs. If the third party suppliers were to cease production or otherwise fail to supply us with quality raw materials and we were unable to contract on acceptable terms for these services with alternative suppliers, our ability to produce our products and to conduct preclinical testing and clinical trials of product candidates would be adversely affected.

IF WE ARE UNABLE TO ENROLL SUFFICIENT PATIENTS AND CLINICAL INVESTIGATORS TO COMPLETE OUR CLINICAL TRIALS, OUR DEVELOPMENT PROGRAMS COULD BE DELAYED OR TERMINATED

The rate of completion of our clinical trials, and those of our collaborators, is significantly dependent upon the rate of enrollment of patients and clinical investigators. Patient enrollment is a function of many factors, including:

     - efforts of the sponsor and clinical sites involved to facilitate timely enrollment

     -    patient referral practices of physicians

     -    design of the protocol

     -    eligibility criteria for the study in question

     -    perceived risks and benefits of the drug under study

     -    the size of the patient population

     -    availability of competing therapies

     -    availability of clinical trial sites

     -    proximity of and access by patients to clinical sites

We may have difficulty obtaining sufficient patient enrollment or clinician participation to conduct our clinical trials as planned, and we may need to expend substantial additional funds to obtain access to resources or delay or modify our plans significantly. These considerations may lead us to consider the termination of ongoing clinical trials or development of a product for a particular indication.

OUR COLLABORATIONS WITH SCIENTIFIC ADVISORS AND ACADEMIC INSTITUTIONS MAY BE SUBJECT TO RESTRICTION AND CHANGE

We work with scientific advisors and academic collaborators who assist us in our research and development efforts. Almost all of our preclinical and research programs are heavily reliant upon such collaborators. These scientists are not our employees and may have other commitments that limit their availability to us. Our scientific advisors and academic collaborators generally agree not to compete with us. If a conflict of interest arises between their work for us and their work for another entity, we may lose their services. In addition, although our scientific advisors and academic collaborators sign agreements not to disclose our confidential information, it is possible that valuable proprietary knowledge may become publicly known which would compromise our competitive advantage.

WE ARE SUBJECT TO INTENSE COMPETITION FOR SKILLED PERSONNEL AND THE LOSS OF KEY PERSONNEL OR THE INABILITY TO ATTRACT AND RETAIN ADDITIONAL PERSONNEL COULD IMPAIR OUR ABILITY TO CONDUCT OUR OPERATIONS

We are highly dependent on the principal members of our management and scientific staff, the loss of whose services might adversely impact the achievement of our objectives and the continuation of existing collaborations. In addition, recruiting and retaining qualified scientific personnel to perform future research and development work will be critical to our success. There is currently a shortage of employees with expertise in our areas of research and clinical and regulatory affairs, and this shortage is likely to continue. Competition for skilled personnel is intense and turnover rates are high. Our ability to attract and retain qualified personnel may be limited.

OUR OPERATIONS INVOLVE HAZARDOUS MATERIALS WHICH REQUIRE US TO COMPLY WITH REGULATORY REQUIREMENTS AND WHICH COULD SUBJECT US TO DAMAGES RESULTING FROM ACCIDENTAL CONTAMINATION OR INJURY

Our research and development processes involve the controlled use of hazardous and radioactive materials. We are subject to federal, provincial, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials and certain waste products. In the event of an accident, we could be held liable for damages resulting from accidental contamination or injury. These damages could exceed our resources and any applicable insurance coverage. In addition, we may be required to incur significant costs to comply with regulatory requirements in the future.

DIFFICULTIES WE MAY ENCOUNTER MANAGING GROWTH COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS

We have experienced a period of rapid and substantial growth that has placed and, if such growth continues, will continue to place a strain on our administrative and operational infrastructure. If we are unable to manage this growth effectively, our business, results of operations or financial condition may be materially adversely affected. Our ability to manage our operations and growth effectively requires us to continue to improve our operational, financial and management controls, reporting systems and procedures and hiring programs. We may not be able to successfully implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls. If we are unable to improve our controls and systems to meet the needs of an expanding enterprise, we could experience production delays and problems with our reporting systems, and these problems could harm our business.

                       RISKS RELATED TO OWNING OUR SHARES

OUR SHARE PRICE HAS BEEN AND IS LIKELY TO CONTINUE TO BE HIGHLY VOLATILE

The market price of our common shares has been highly volatile and is likely to continue to be volatile. Factors such as announcements of technological innovations, new commercial products, patents, the development of technologies (by us or others), results of clinical studies, regulatory actions, publications, financial results or public concern over the safety of biotechnology products and other factors could have a significant effect on the market price of our common shares.

OUR SHAREHOLDER RIGHTS PLAN CONTAINS PROVISIONS THAT MAY DELAY OR PREVENT A CHANGE OF CONTROL

In the event that any shareholder becomes a beneficial holder of 20% or more of our common shares, other than pursuant to a permitted bid, our shareholder rights plan contains provisions which would allow all shareholders, other than the beneficial holder in question, to acquire additional common shares at significant discounts to the then current market price of the shares. These provisions could have the effect of delaying or preventing a change of control of our company.

                 INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

None of the directors or senior officers of the Company, no management nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter disclosed herein.

                                 DIVIDEND POLICY

For the foreseeable future, the Company intends to retain all earnings, if any, for general and corporate purposes. The payment of dividends in the future will depend on the earnings and financial condition of the Company and on such other factors as the Board of Directors of the Company may consider appropriate.

                             ADDITIONAL INFORMATION


The Company will provide to any person, upon request to the Secretary of the
Company:

(a) when securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of securities of the Company,

      (i) one copy of this Annual Information Form together with one copy of any document, or the pertinent pages from any document, incorporated by referenced in this Annual Information Form;

     (ii) one copy of the audited consolidated financial statements of the Company for the years ended December 31, 2002 and 2001 together with the accompanying report of the auditors thereon and one copy of any interim financial statements of the Company subsequent to such financial statements;

    (iii) one copy of the Information Circular of the Company dated as of April 22, 2003; and

     (iv) one copy of any other document that is incorporated by reference into the preliminary short form prospectus or the short form prospectus other than those referred to above; or

(b)  at any other time, one copy of any of the documents referred to in (a)(i),
     (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder in the Company.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interest of insiders in material transactions, where applicable, is contained in the Information Circular of the Company dated as of April 22, 2003 and additional financial information is provided in the audited consolidated financial statements of the Company for the year ended December 31, 2002.

                  CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are contained principally in the sections entitled "Business of ID Biomedical," "Management's Discussion of Operating Results" and "Risk Factors". These statements involve known and unknown risks, uncertainties and other factors, including the risks outlined under the section entitled "Risk Factors," which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

     - the Company's ability to successfully complete pre-clinical and clinical development of its products;
     - decisions and the timing of those decisions made by the various health regulatory agencies relative to the Company's technology and products;
     - marketing and/or commercialization of our products and technologies under development;
     -    our estimates for future revenues and profitability;
     - our estimates regarding our capital requirements and our needs for additional financing;
     -    market acceptance of the Company's technology and products;
     - plans for future products, technologies and services and for enhancements of existing products, technologies and services;
     - the Company's ability to obtain and enforce timely patent and other intellectual property protection and to avoid or license third party intellectual property covering its technology and products;
     - our ability to attract customers and establish and maintain corporate alliances relating to the development and commercialization of our technology and products;
     - sources of revenues and anticipated revenues, including licenses of our intellectual property, collaborative agreements and the continued viability and duration of those agreements; and
     -    the ability to obtain sufficient financial resources.

In some cases, you can identify forward-looking statements by terms such as "anticipate," "believe," "could," "continue," "estimate," "expect," "intent," "may," "might," "ongoing," "plan," "potential," "predict," "project," "should," "will," "would," or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. We discuss many of these risks in this Annual Information Form in greater detail under the heading "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this Annual Information Form, and we are no obligation to update any of these forward-looking statements after the date of this Annual Information Form to conform such statements to actual results, unless required by law. You should read this Annual Information Form completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

                           GLOSSARY OF TECHNICAL TERMS


Adjuvant A substance or drug added to a vaccine to increase the immune response and the therapeutic or prophylactic benefit of the vaccine.

Amplification                     A technology by which an initial small
                                  reaction or signal can be increased in size
                                  such that it can be better observed, recorded
                                  or quantified.

Antibody A type of protein produced by the immune system and released into serum and tissue fluids in response to exposure to a foreign substance (antigen). Antibodies bind tightly to such foreign substances and help eliminate them from the body.

Antigen Any foreign or non-self substance that, when introduced into the body, causes the immune system to create an antibody.

Assay                             A test for a particular substance.

Bacteria A large group of typically single celled microorganisms, some of which are disease causing.

Biological Warfare Agents         Biological pathogens released intentionally or
                                  accidentally, or naturally occurring, that
                                  result in disease or death. Human exposure to
                                  these agents may occur through inhalation,
                                  skin (cutaneous) exposure, or ingestion of
                                  contaminated food or water.

Biotechnology                     The application of organisms, biological
                                  systems or biological processes to
                                  manufacturing and service industries including
                                  any process in which organisms, tissues,
                                  cells, organelles or isolated enzymes are used
                                  to convert biological or other raw materials
                                  to products of greater value - also includes
                                  the design and use of reactors, fermenters and
                                  downstream processing, analytical and control
                                  equipment associated with biological
                                  manufacturing processes.

Clinical trials                   Studies in which human subjects are used to
                                  assess the immunogenicity, safety and
                                  effectiveness of a new drug or vaccine.

CPT Cycling Probe(TM) Technology - a proprietary technology for detecting target DNA that uses the target to catalyze the conversion of chimeric probes to shorter, detectable fragments.

Cross-specimen Contamination      A universal problem with gene detection
                                  methods that rely on DNA amplification. DNA
                                  amplification methods such as the polymerase
                                  chain reaction make DNA, which has the same
                                  sequence as the target DNA. The amplified DNA,
                                  which is called the amplicon, is in such great
                                  abundance that research and clinical
                                  laboratories that routinely amplify a specific
                                  target become contaminated with the amplicon.
                                  Consequently, specimens that may not contain
                                  the target DNA become contaminated with the
                                  amplicon which is then amplified during the
                                  test resulting in a false positive.

Delivery System                   A modification to the physical form,
                                  enclosure, or attachment to a carrier
                                  substance of a drug or vaccine that is
                                  intended to improve the delivery or function
                                  of the drug or vaccine in the body.

DNA Deoxyribonucleic Acid - a complex biological polymer found in the cell nucleus of all living organisms which contains all the genetic information necessary to direct all aspects of cellular function - it also carries and transmits the genetic information in most organisms (an exception being the RNA viruses).




Diagnostic                        An adjective referring to diagnosis; the
                                  determination of the nature or cause of a
                                  disease or condition.

Enzyme A functional protein that catalyses a chemical reaction.

FDA United States Food and Drug Administration - the government agency which regulates the use and sale of medical products in the United
                                  States.

Gene A biological unit of heredity, a specific piece of DNA that codes for a particular enzyme or structural protein or regulatory property of that organism.

Gene Probe                        Specific fragments of gene sequences which
                                  under certain conditions can be used as a
                                  diagnostic tool for detection of DNA or RNA of
                                  a particular organism - CPT uses chimeric
                                  probes which contain a linked segment of RNA.

GrAS                              Group A, beta-hemolytic streptococci -
                                  bacteria that can cause deep or superficial infections of the skin, but most commonly cause "strep throat."

Hybridization                     A natural pairing between two complementary
                                  strands of DNA which is caused by the
                                  formation of hydrogen bonds between the
                                  complementary strands.

Immunocompromised                 Denotes a person whose immunologic mechanism
                                  is weakened or deficient either because of an
                                  immunodeficiency disorder or because of an
                                  immunosuppressive agent.

Immune Response                   An adaptive response in which the immune
                                  system recognizes a foreign substance or
                                  organism and produces antibodies and/or cells
                                  that interact specifically with the foreign
                                  material and contain, neutralize, or eliminate
                                  it.

Immunity                          The condition of being able to resist a
                                  particular disease.

Immunogenicity Trials             Experiments in animals or humans that study
                                  the capacity of a vaccine to stimulate an
                                  immune response.

IND                               Abbreviation for "Investigational New Drug
                                  Application" - a comprehensive document
                                  submitted to the FDA or TPP or other similar authorities in seeking approval to conduct clinical trials in humans.

Infectious Diseases               Diseases caused by bacteria, viruses,
                                  parasites, etc., which can be spread from one
                                  organism to another.

In-vitro "in glass"; a biologic or biochemical process occurring outside a living organism.

Lipid Fats or fat-like substances that are soluble in non-polar organic solvents (as chloroform and ether), and that with proteins and carbohydrates constitute the principal structural components of living cells.

Molecule The smallest possible particle of a substance that retains all of the properties of the substance and is composed of one or more atoms.

MRSA                              Methicillin-resistant Staphylococcus aureus.

Mucosa The layer of tissue lining the hollow internal organs in vertebrates (respiratory, intestinal and urigenital tracts) and separating the internal milieu from the environment. Mucosal surfaces are usually covered by secretions that lubricate them and help eliminate foreign substances.




Mucosal Immune Response           An immune response that stops invading
                                  organisms at the mucosal surface, before they
                                  can reach the internal organs.

Mycobacterium                     Any of the large group of bacteria which are
                                  non-motile, aerobic and difficult to stain,
                                  examples are MYCOBACTERIUM TUBERCULOSIS which
                                  causes tuberculosis in man, MYCOBACTERIUM
                                  LEPRAE which causes leprosy and MYCOBACTERIUM
                                  BOVIS which causes tuberculosis in man and
                                  cattle.

Nasal                             Via the nose.

Pathogen                          A specific causative agent (such as a
                                  bacterium or virus) of disease.

Pneumococcal                      A nonmotile, gram-positive bacterium
                                  (STREPTOCOCCUS PNEUMONIAE) that is the most
                                  common cause of bacterial pneumonia,
                                  associated with meningitis and other
                                  infectious diseases.


Preclinical studies               Experiments that evaluate the efficacy and
                                  safety of new drugs or vaccines in animals
                                  prior to, and in parallel with, studies in
                                  humans.

Prophylactic                      Vaccines designed to produce an immune
                                  response that prevents a disease or condition.

Protein A macromolecule comprising a specific sequence of amino acids which, when folded in its natural shape, has a unique biological activity.

Proteosome                        Microparticles of specific purified bacterial
                                  membrane proteins that serve as both a
                                  delivery system and adjuvant for vaccines.

RNA                               Ribonucleic acid - a biological polymer
                                  similar to the DNA molecule which may act as a genetic messenger to areas of the cell responsible for manufacturing all proteins, enzymes and structural components of the cell
                                  - also the genetic material of some viruses.

Safety Trials                     Clinical trials designed principally to
                                  evaluate the incidence of adverse reactions
                                  and significant side effects of a drug or a
                                  vaccine.

Sensitivity                       Test positives divided by true positives
                                  expressed as a percentage.

Shigellosis                       Intestinal disease caused by bacteria of the
                                  genus Shigella, and characterized by diarrhea,
                                  abdominal discomfort and fever.

SLT Scissile Linkage Technology - proprietary technology which describes the non-naturally occurring covalent bonding of DNA to RNA - these linkages are used in chimeric probes for CPT.

Specificity                       True negative results as a proportion of the
                                  total true negative and false positive
                                  results.

Streptococcus Pneumoniae          A type of gram-positive bacteria that causes
                                  disease of the sinuses and lungs, and can also
                                  invade the blood and central nervous system.

Target-based systems              Detection systems that rely on amplifying the
                                  target DNA.

Therapeutic                       Vaccines designed to produce an immune
                                  response that treats, cures or improves an
                                  existing disease or condition.

Toxin A product of the metabolic activities of a living organism that causes disease or dysfunction in another organism.




TPP                               Abbreviation for "Therapeutic Products
                                  Programme" - the unity within the Health
                                  Protection Branch of Health Canada responsible for supervising the drug development and approval process in Canada.

Vaccine A preparation of non-living microorganisms, living attenuated organisms, or living fully virulent organisms that are administered to produce or artificially increase immunity to a particular disease.

Virus A type of "germ." Viruses contain a protein coat surrounding a core of genetic material, and may or may not be surrounded by a membrane envelope. They have no metabolic machinery of their own, and must invade living cells to multiply. They are probably the most common agents of infectious disease in humans and animals.

VRE                               Vancomycin-resistant enterococcus

WHO World Health Organization - an international agency which assists countries to research, co-ordinate and target health care related resources and provides regional and national structures in the prevention and control of diverse health concerns.


                   Consolidated Financial Statements
                   (Expressed in Canadian dollars)


                   ID BIOMEDICAL CORPORATION


                   Years ended December 31, 2002, 2001 and 2000

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of ID Biomedical Corporation as at December 31, 2002 and 2001 and the consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied, except for the changes in accounting policies as explained in Note 3 to the consolidated financial statements, on a consistent basis.

[CHARTERED ACCOUNTANTS SIGNATURE]

CHARTERED ACCOUNTANTS
Vancouver, Canada
January 31, 2003

ID BIOMEDICAL 2002 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS

December 31, 2002 and 2001 (expressed in Canadian dollars)

                                                                              2002                   2001
---------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents (NOTE 17)                              $     5,511,422         $   10,435,941
  Short-term investments (NOTE 5)                                       18,300,499             23,226,537
  Accounts receivable                                                      423,390              1,443,747
  Government assistance receivable (NOTE 6)                              2,025,548              2,260,748
  Prepaid expenses and other                                               508,233                460,560
                                                                   --------------------------------------
                                                                        26,769,092             37,827,533

Deposits                                                                   521,000                693,000

Equipment (NOTE 7)                                                       4,444,911              4,017,403

Investment (NOTE 8)                                                        413,644                413,644

Patent and trademark rights (NOTE 9)                                     1,519,727              1,199,914

Medical technology and other assets (NOTE 10)                           28,807,301             30,709,329

Goodwill                                                                   771,314                771,314
                                                                   --------------------------------------
                                                                   $    63,246,989         $   75,632,137
                                                                   --------------------------------------
                                                                   --------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities                         $     2,730,202         $    2,708,517
  Demand loan (NOTE 11)                                                          -                812,000
  Current portion of deferred licensing revenue (NOTE 12)                2,242,448              2,243,598
  Current portion of long-term debt (NOTE 13)                              978,796              1,272,513
  Current portion of obligations under capital leases (NOTE 14)            144,894                214,934
                                                                   --------------------------------------
                                                                         6,096,340              7,251,562

Deferred licensing revenue (NOTE 12)                                     5,321,303              7,182,400

Long-term debt (NOTE 13)                                                   292,199              1,279,379

Obligations under capital leases (NOTE 14)                                 254,367                263,148

Shareholders' equity:
  Share capital (NOTE 15):
    Authorized: 200,000,000 common shares,
      without par value
    Issued and outstanding: 32,606,071 (2001-30,870,524)
      common shares                                                    116,485,416            110,371,408
  Contributed surplus                                                    2,713,564              2,713,564
  Deficit                                                              (67,916,200)           (53,429,324)
                                                                   --------------------------------------
                                                                        51,282,780             59,655,648
                                                                   --------------------------------------
                                                                   $    63,246,989         $   75,632,137
                                                                   --------------------------------------
                                                                   --------------------------------------

Commitments (NOTES 10 AND 18)

Subsequent event (NOTE 20)

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Approved on behalf of the Board:

[SIGNATURE RICHARD BASTIANI]        [SIGNATURE ANTHONY F. HOLLER]

DR. RICHARD BASTIANI                ANTHONY F. HOLLER MD
Chairman                            Director


20.

                                                               FINANCIAL REVIEW

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

                                                                   2002                2001               2000
--------------------------------------------------------------------------------------------------------------
Revenue:
  Licensing                                               $  10,884,527       $   2,538,437       $ 12,105,529

Expenses and other:
  Research and development                                   15,214,726           8,459,063          3,375,961
  Less grants                                                 2,814,555           1,381,062                  -
                                                          ----------------------------------------------------
  Net research and development                               12,400,171           7,078,001          3,375,961
  General and administrative                                  4,816,464           4,115,050          3,989,493
  Depreciation and amortization                               4,001,995           3,103,765          1,451,262
                                                          ----------------------------------------------------
                                                             21,218,630          14,296,816          8,816,716
                                                          ----------------------------------------------------
                                                            (10,334,103)        (11,758,379)         3,288,813

Other income (expenses):
  Investment and other income                                   551,663           2,161,234          1,602,196
  Interest expense                                             (155,784)           (136,492)          (289,523)
  Loss on disposal of medical technology (NOTE 10(g))                 -            (434,306)                 -
  Loss on write-down of short-term investment (NOTE 5)       (3,754,808)         (4,548,381)                 -
                                                          ----------------------------------------------------
                                                             (3,358,929)         (2,957,945)         1,312,673
                                                          ----------------------------------------------------

Earnings (loss) before income taxes                         (13,693,032)        (14,716,324)         4,601,486

Income taxes (NOTE 16)                                          793,844                   -                  -
                                                          ----------------------------------------------------

Net earnings (loss)                                       $ (14,486,876)      $ (14,716,324)      $  4,601,486
                                                          ----------------------------------------------------
                                                          ----------------------------------------------------

Net earnings (loss) per share (NOTE 15(f)):
  Basic                                                   $       (0.46)      $       (0.51)      $       0.20
  Diluted                                                         (0.46)              (0.51)              0.19
                                                          ----------------------------------------------------
                                                          ----------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

ID BIOMEDICAL 2002 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

                                                                                     Common Shares
                                                                               ------------------------
                                                                                   Number         Share       Special  Contributed
                                                                                of shares       capital      warrants      surplus
----------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 2000                                                       16,549,334  $ 43,072,607  $  4,332,701   $        -
  Net earnings                                                                          -             -             -            -
  Accretion of equity element of convertible debentures                                 -             -             -            -
  Issuance of special warrants, net of issue costs of $1,604,284                        -             -    18,395,718            -
  Shares issued upon exercise and qualification of special warrants             5,586,364    22,728,419   (22,728,419)           -
  Shares issued upon exercise of purchase warrants                              1,824,734     7,884,510             -            -
  Shares issued for directors fees                                                 15,939       100,803             -            -
  Shares issued for cash upon exercise of stock options and special rights        548,816       972,811             -            -
  Shares issued upon payment of convertible debentures                          1,079,518     4,707,459             -            -
  Shares issued upon payment of convertible notes payable                         157,072       476,001             -            -
  Contributed surplus on issuance of shares in IDBW for milestone payment               -             -             -    1,499,900
                                                                               ---------------------------------------------------

Balance, December 31, 2000                                                     25,761,777    79,942,610             -    1,499,900
  Net loss                                                                              -             -             -            -
  Shares issued under business acquisition (NOTE 4(a))                          4,000,000    24,482,100             -            -
  Shares issued upon exercise of purchase warrants                                992,071     5,888,748             -            -
  Shares issued for directors fees                                                  9,690        54,430             -            -
  Shares issued for cash upon exercise of stock options and special rights        154,273       289,070             -            -
  Contributed surplus on acquisition of additional shares in IDBW (NOTE 4(b))           -             -             -    1,213,664
  Shares repurchased and cancelled                                                (47,287)     (285,550)                         -
                                                                               ---------------------------------------------------

Balance, December 31, 2001                                                     30,870,524   110,371,408             -    2,713,564
  Net loss                                                                              -             -             -            -
  Shares issued upon exercise of purchase warrants                                501,400     1,378,850             -            -
  Shares issued for directors fees                                                 19,073       111,836             -            -
  Shares issued for cash upon exercise of stock options                         1,215,074     4,623,322             -            -
                                                                               ---------------------------------------------------

Balance, December 31, 2002                                                     32,606,071  $116,485,416  $          -   $2,713,564
                                                                               ---------------------------------------------------
                                                                               ---------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


22.

                                                                FINANCIAL REVIEW

                                                                               Equity element                              Total
                                                                               of convertible                      shareholders'
                                                                                   debentures          Deficit            equity
--------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 2000                                                         $  3,853,781     $(43,271,270)     $  7,987,819
  Net earnings                                                                              -        4,601,486         4,601,486
  Accretion of equity element of convertible debentures                                43,216          (43,216)                -
  Issuance of special warrants, net of issue costs of $1,604,284                            -                -        18,395,718
  Shares issued upon exercise and qualification of special warrants                         -                -                 -
  Shares issued upon exercise of purchase warrants                                          -                -         7,884,510
  Shares issued for directors fees                                                          -                -           100,803
  Shares issued for cash upon exercise of stock options and special rights                  -                -           972,811
  Shares issued upon payment of convertible debentures                             (3,896,997)               -           810,462
  Shares issued upon payment of convertible notes payable                                   -                -           476,001
  Contributed surplus on issuance of shares in IDBW for milestone payment                   -                -         1,499,900
                                                                               -------------------------------------------------

Balance, December 31, 2000                                                                  -      (38,713,000)       42,729,510
  Net loss                                                                                  -      (14,716,324)      (14,716,324)
  Shares issued under business acquisition (NOTE 4(a))                                      -                -        24,482,100
  Shares issued upon exercise of purchase warrants                                          -                -         5,888,748
  Shares issued for directors fees                                                          -                -            54,430
  Shares issued for cash upon exercise of stock options and special rights                  -                -           289,070
  Contributed surplus on acquisition of additional shares in IDBW (NOTE 4(b))               -                -         1,213,664
  Shares repurchased and cancelled                                                          -                -          (285,550)
                                                                               -------------------------------------------------

Balance, December 31, 2001                                                                  -      (53,429,324)       59,655,648
  Net loss                                                                                  -      (14,486,876)      (14,486,876)
  Shares issued upon exercise of purchase warrants                                          -                -         1,378,850
  Shares issued for directors fees                                                          -                -           111,836
  Shares issued for cash upon exercise of stock options                                     -                -         4,623,322
                                                                               -------------------------------------------------

Balance, December 31, 2002                                                       $          -     $(67,916,200)     $ 51,282,780
                                                                               -------------------------------------------------
                                                                               -------------------------------------------------

ID BIOMEDICAL 2002 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

                                                                                   2002             2001             2000
-------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):

OPERATIONS:
  Net earnings (loss)                                                      $(14,486,876)    $(14,716,324)    $  4,601,486
  Items not affecting cash:
    Depreciation and amortization                                             4,001,995        3,103,765        1,451,262
    Deemed interest on convertible debentures                                         -                -          187,347
    Accrued interest on long-term debt                                           88,191           17,026                -
    Loss on disposal of medical technology                                            -          434,306                -
    Loss on write-down of investment                                          3,754,808        4,548,381                -
    Directors fees paid in shares                                               111,836           54,430          100,803
    Loss (gain) on disposal of equipment                                         (5,179)             892           (4,501)
    Unrealized foreign exchange loss (gain)                                     (20,526)          13,669                -
  Net changes in non-cash working capital balances relating to operations:
    Accounts receivable                                                       1,020,357       (1,080,899)          25,083
    Government assistance receivable                                            235,200         (327,343)               -
    Prepaid expenses and other                                                  (47,673)         195,733         (274,554)
    Accounts payable and accrued liabilities                                     21,685           58,525          575,599
    Deferred licensing revenue                                               (1,862,247)      (1,754,361)       1,577,715
                                                                           ----------------------------------------------
                                                                             (7,188,429)      (9,452,200)       8,240,240

INVESTMENTS:
  Short-term investments, net                                                 1,171,230        8,684,223      (27,270,141)
  Proceeds from disposal of equipment                                             7,000              270            7,611
  Equipment                                                                  (1,662,682)      (1,781,884)        (324,304)
  Patent and trademark rights                                                  (436,896)        (492,472)        (113,283)
  Medical technology                                                           (570,495)        (799,597)        (107,979)
  Deposits                                                                      172,000                -                -
  Cash obtained on acquisition                                                        -          254,194                -
  Cash paid on acquisition of Intellivax International Inc. (NOTE 4(a))               -       (1,251,621)               -
                                                                           ----------------------------------------------
                                                                             (1,319,843)       4,613,113      (27,808,096)

FINANCING:
  Proceeds on issuance of common shares                                       6,002,172        6,177,818       27,050,260
  Repayment of demand loan                                                     (812,000)               -                -
  Repayment of notes payable                                                          -                -         (321,845)
  Repayment of long-term debt                                                (1,348,562)         (51,684)               -
  Repayment of obligations under capital leases                                (257,857)        (308,946)        (308,742)
                                                                           ----------------------------------------------
                                                                              3,583,753        5,817,188       26,419,673
                                                                           ----------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                             (4,924,519)         978,101        6,851,817

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                 10,435,941        9,457,840        2,606,023
                                                                           ----------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR (NOTE 17)                           $  5,511,422     $ 10,435,941     $  9,457,840
                                                                           ----------------------------------------------
                                                                           ----------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Continued on page 25


24.

                                                                FINANCIAL REVIEW

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

                                                                                   2002             2001             2000
-------------------------------------------------------------------------------------------------------------------------
Supplementary information:
  Cash paid for:
    Interest                                                               $    156,306     $    119,466     $    104,060
    Income taxes                                                                793,844                -                -
  Non-cash transactions:
    Equipment acquired by means of a capital lease                              179,036                -                -
    Conversion of notes payable into common shares                                    -                -          476,001
    Conversion of convertible debentures into common shares                           -                -        4,621,160
    Interest on convertible debentures paid in shares                                 -                -           86,299
    Contributed surplus on issuance of shares
      in IDBW for milestone payment                                                   -                -        1,499,900
    Licensing revenue received in shares of
      Third Wave Technologies Inc.                                                    -                -        9,602,644
    Special warrants exercised for shares                                             -                -        4,332,701
    Equity elements of warrants exercised                                             -                -          202,780
    Issuance of common shares for acquisition of
      Intellivax International Inc. (NOTE 4(a))                                       -       24,482,100                -
    Issuance of debt on acquisition of shares (NOTE 10(c))                            -          285,550                -
    Issuance of debt on acquisition of medical
      technology (NOTE 4(b)(ii))                                                      -        2,092,251                -
    Acquisition of additional shares in IDBW
      (NOTE 4(b)(i) and 4(b)(iii))                                                    -        1,213,664                -

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

ID BIOMEDICAL 2002 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

NOTE 1. OPERATIONS:

ID Biomedical Corporation (the "Company"), was incorporated under the British Columbia Company Act on March 4, 1991. The primary business purpose of the Company is the development of proprietary subunit vaccines including those based on its Proteosome(TM) protein intranasal adjuvant / delivery technology. In addition, the Company owns and licenses rights to its proprietary genomics analysis system, Cycling Probe(TM) Technology.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES:

(a)  BASIS OF PRESENTATION:

     These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company, its wholly owned Canadian subsidiary ID Biomedical Corporation of Quebec ("IDBQ", formerly Intellivax International Inc. ("IVX")), IDBQ's wholly owned US subsidiary ID Biomedical Corporation of Maryland (formerly Intellivax Inc.), and the Company's 97% owned US subsidiary (2001 - 97%), ID Biomedical Corporation of Washington ("IDBW"). All intercompany transactions and balances have been eliminated.

     These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada which, to these consolidated financial statements and except as disclosed in note 22, are not materially different from generally accepted accounting principles in the United States and from practices prescribed by the United States Securities and Exchange Commission.

(b)  CASH EQUIVALENTS:

     Cash equivalents are highly liquid Canadian and US dollar investments, such as treasury bills and term deposits with major financial institutions, that are readily convertible to cash and with maturities at the date of purchase of three months or less. Term deposits with maturities at the date of purchase of more than three months are separately classified on the consolidated balance sheet.

(c)  SHORT-TERM INVESTMENTS:

     Short-term investments include US dollar marketable securities, and Canadian and US dollar investments in term deposits, bonds and commercial paper with maturities at the date of purchase of more than three months and less than one year. Short-term investments are stated at the lower of cost and net realizable value.

(d)  LONG-TERM INVESTMENTS:

     The investments are accounted for using the cost method. Under the cost method, the original cost of the shares is adjusted for dividends received in excess of the Company's pro rata share of post acquisition income or if an other than temporary decline in value occurs. The Company's management reviews the underlying value of the investments on a regular basis by reference to estimated fair value based on established criteria including trading value, anticipated cash flows and profitability of the investees.

(e)  EQUIPMENT:

     Equipment is stated at cost and is depreciated on a straight-line basis over its estimated useful life. Office furniture and equipment is depreciated over three years and laboratory equipment over five years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the lease term.

(f)  PATENT AND TRADEMARK RIGHTS:

     The costs incurred to obtain patents and trademark rights are capitalized. Costs are amortized over the lesser of the remaining legal life or estimated useful life of the patent or trademark once use of the related product commences or once the Company enters into a licensing agreement with respect to the technology. The cost of servicing the Company's patents and trademarks are expensed as incurred. The Company's management evaluates the recoverability of patents and trademarks on an annual basis, based on the expected utilization of the underlying technology and by assessing whether estimated future net cash flows exceed the carrying value. If patents or trademarks are not considered to be fully recoverable, a provision is recognized for the unrecoverable amount.

(g) MEDICAL TECHNOLOGY:

     The costs of acquiring medical technology are capitalized. Costs are amortized over the estimated useful life of


26.

                                                                FINANCIAL REVIEW

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES continued:

     the technology once use of the related product commences or once the Company enters into a licensing agreement with respect to the technology. Prior to the change in accounting policy described in note 3(b), the Company's management evaluated the recoverability of medical technology on an annual basis, based on the expected utilization of the underlying technology and by assessing whether estimated future net cash flows exceeded the carrying value. If medical technology was not considered to be fully recoverable, a provision was recognized for the unrecoverable amount.

(h)  REVENUE RECOGNITION:

     Revenue from the Company's medical technology agreements, including royalty payments, license and option fees and milestone payments, some of which are received as non-refundable upfront payments, is recorded net of amounts payable to third parties and is recognized on an accrual basis as the Company fulfills its obligations related to the various elements within the licensing agreement, in accordance with the contractual arrangements with third parties and the term over which the underlying benefit has been conferred. Payments related to medical technology agreements in which the benefit is conferred in future periods are deferred and recognized as revenue on a straight-line basis over the term of the related agreements.

     Revenue from product sales is recognized upon shipment, which is when title passes and the Company has no continuing obligations related to the product.

     Cash or other compensation received in advance of meeting the revenue recognition criteria is recorded as deferred revenue.

(i)  RESEARCH AND DEVELOPMENT EXPENDITURES:

     Research costs are expensed in the period in which they are incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets stringent criteria for capitalization and amortization. No development costs have been capitalized to date.

(j)  GOVERNMENT ASSISTANCE:

     Government assistance, consisting of grants, forgivable loans and research tax credits, is recorded as a reduction of the related expense or cost of the asset acquired when reasonable assurance exists that the Company has complied with the terms and conditions of the approved grant or forgivable loan program, or for tax credits, when there is reasonable assurance that they will be realized. Government forgivable loans are a form of government assistance and are repayable by way of royalties only if revenues are generated from specified product sales.

(k)  INCOME TAXES:

     The Company follows the asset and liability method for accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases ("temporary differences"), and tax credits and loss carry forwards. The resulting changes in the net future tax asset or liability are included in income. Future tax assets and liabilities are measured using substantially enacted or enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantial enactment date. Future income tax assets are evaluated and if realization is not considered "more likely than not", a valuation allowance is provided.

(l)  FAIR VALUE OF FINANCIAL INSTRUMENTS:

     Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, term deposits, bonds, commercial paper, amounts receivable (including government assistance receivable), accounts payable and accrued liabilities and demand loan, approximate fair value due to their short maturities. The fair value of marketable securities is disclosed in note 5. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its long-term debt approximates fair value.

(m)  FOREIGN EXCHANGE:

     The Company's currency of measurement and presentation is the Canadian dollar. The Company's subsidiaries

ID BIOMEDICAL 2002 ANNUAL REPORT

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES continued:

     that are located in the United States are considered to be integrated foreign operations. Accordingly, monetary items of the subsidiaries are translated into Canadian dollars at the exchange rate in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at transaction date rates. Any exchange gains or losses are included in earnings.

(n)  NET EARNINGS (LOSS) PER SHARE:

     Net earnings (loss) per share is calculated based on the weighted average number of common shares outstanding. Diluted earnings (loss) per share is calculated using the treasury stock method.

(o)  ESTIMATES:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant areas requiring the use of management estimates relate to the determination of the valuation of investments, patent and trademark rights and medical technology, the useful lives of assets for depreciation and amortization, the amounts recorded as revenue and deferred licensing revenue and accrued liabilities, and the allocation of the purchase price on an acquisition.

     The Company's ability to recover the carrying value of its medical technology, patent and trademark rights and other assets depends on a variety of factors such as: legal, regulatory or contractual limitations; known technological advances; anticipated demand; the existence or absence of competition; and the continued availability of capital to finance the Company's activities.

(p)  STOCK-BASED COMPENSATION PLAN:

     The Company has a stock-based compensation plan, which is described in note 15(d). No compensation expense is recognized for the plan when stock or stock options are issued to employees. Any consideration paid by employees upon the exercise of stock options or purchase of stock is recorded as an increase in share capital.

     Had compensation cost for the Company's employee stock option plan been determined based on the fair value at the grant dates for awards under this plan issued on or after January 1, 2002 consistent with the fair value based method of accounting for stock-based compensation, the Company's net loss and net loss per share would have been the pro forma amounts indicated below:

     --------------------------------------------------------------------------
                                               As reported           Pro forma
     --------------------------------------------------------------------------
     Net loss                                 $(14,486,876)       $(17,408,588)
     Net loss per share:
       Basic                                  $      (0.46)       $      (0.55)
       Diluted                                       (0.46)              (0.55)
     --------------------------------------------------------------------------

     The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

     --------------------------------------------------------------------------
     Expected option lives                                           4.32 years
     Risk-free interest rate                                              3.71%
     Dividend yield                                                          0%
     Volatility                                                          83.75%
     --------------------------------------------------------------------------

(q)  COMPARATIVE FIGURES:

     Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.


28.

                                                                FINANCIAL REVIEW

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

NOTE 3. CHANGES IN ACCOUNTING PRINCIPLES:

(a)  STOCK-BASED COMPENSATION:

     Effective January 1, 2002, the Company adopted the new recommendations of the CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". This section requires that all stock-based payments made to non-employees be accounted for using the fair value based method.
     Section 3870 encourages the use of the fair value based method for all employee stock-based compensation plans, but only requires the use of this method for direct awards of stock, awards that call for settlement in cash or other assets, and stock appreciation rights.

     The Company has elected to continue to account for stock options issued to employees and directors by the settlement method, which results in no compensation expense, and to disclose the pro forma effects on net earnings
     (loss) and net earnings (loss) per share as if the fair value based method of accounting had been used. Amounts received from employees on the exercise of stock options are recorded as share capital. The Company has disclosed the pro forma effect of accounting for these stock options under the fair value based method in note 2(p). The Company has no employee rewards outstanding for which the applications of the fair value method are required.

(b)  GOODWILL AND INTANGIBLE ASSETS:

     Effective January 1, 2002, the Company adopted the new recommendations of the CICA Handbook Section 3062, "Goodwill and Other Intangible Assets". Under this section, goodwill and other intangible assets with an indefinite life are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Intangible assets with finite useful lives are amortized over their estimated useful life. The impairment test for goodwill is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is not considered necessary. In the second step, which would be carried out if the carrying amount of a reporting unit exceeds its fair value, the implied fair value of the reporting unit's goodwill is compared to its carrying amount to measure the amount of the impairment loss. The implied fair value of the reporting unit's goodwill is determined by calculating the residual amount of the fair value of a reporting unit after allocating the fair value to all assets of the reporting unit, less liabilities. When the carrying amount of a reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the statement of operations before extraordinary items and discontinued operations.

     As of January 1, 2002, the Company had unamortized goodwill in the amount of $771,314 which is no longer being amortized. In accordance with Section 3062, this change in accounting policy is applied prospectively and amounts presented for prior periods are not restated. Adjusted net earnings (loss), as presented below, reflects net earnings (loss) of historical periods, adjusted to exclude amortization expense related to goodwill.

     Adjusted net earnings (loss):

     ----------------------------------------------------------------------------
                                                 2002           2001         2000
     ----------------------------------------------------------------------------
     Net earnings (loss) as reported     $(14,486,876)  $(14,716,324)  $4,601,486
     Goodwill amortization included in
       the statement of operations                  -         38,566            -
                                         ----------------------------------------
     Adjusted net earnings (loss)        $(14,486,876)  $(14,677,758)  $4,601,486
                                         ----------------------------------------
                                         ----------------------------------------
     ----------------------------------------------------------------------------

     Adjusted net earnings (loss) per share is not different from reported earnings (loss) per share as a result of the adjustment to exclude amortization expense related to goodwill.

     Upon adoption and at December 31, 2002, the Company allocated all its goodwill to its subunit vaccines reporting unit and performed the first step in the test for goodwill impairment and determined that the goodwill is considered not to be impaired. The Company's other intangible assets are all determined to have a finite useful life and continue to be amortized according to the policies in effect before January 1, 2002.

ID BIOMEDICAL 2002 ANNUAL REPORT

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

NOTE 4. ACQUISITIONS:

(a)  INTELLIVAX INTERNATIONAL, INC. ("IVX"):

     By a share purchase agreement completed May 15, 2001, the Company acquired all of the outstanding common shares of IVX, subsequently renamed to ID Biomedical Corporation of Quebec ("IDBQ") a mucosal vaccine delivery company based in Montreal, Quebec for consideration consisting of:

     --------------------------------------------------------------------------
     4,000,000 common shares of the Company, valued at
       their market price at the date of completion                 $24,482,100
     Acquisition costs                                                1,251,621
                                                                    -----------
                                                                    $25,733,721
                                                                    -----------
                                                                    -----------
     --------------------------------------------------------------------------

     The 4,000,000 common shares are subject to an escrow agreement, and are to be released over 24 months from the date of acquisition, subject only to the passage of time.

     The acquisition has been accounted for by the purchase method of accounting and results of the operations have been consolidated from May 15, 2001, the date of acquisition. The purchase price allocation has been assigned to the specific assets acquired and liabilities assumed, based on their fair values, as follows:

     --------------------------------------------------------------------------
     Identifiable assets acquired:
       Cash                                                         $   254,194
       Other current assets                                           2,227,295
       Deposits                                                         693,000
       Equipment                                                      1,592,799
       Patent rights                                                    271,896
       Medical technology and other assets                           22,969,412
       Goodwill                                                         809,880
     Liabilities assumed:
       Current liabilities                                           (2,655,277)
       Long-term debt                                                  (106,384)
       Capital leases                                                  (323,094)
                                                                    -----------
     Purchase price                                                 $25,733,721
                                                                    -----------
                                                                    -----------
     --------------------------------------------------------------------------

     Upon the acquisition, the Company assumed operating lease commitments of approximately $1.3 million as well as agreements that require payment of future royalties on certain commercialized products and/or sublicenses granted to third parties.

(b)  ID BIOMEDICAL CORPORATION OF WASHINGTON:

     (i) On July 25, 2001, the Company acquired an additional 4,906,008 shares from treasury of IDBW, for consideration of the conversion of a loan of $12,854,581 to IDBW and cash of $3,748,498, increasing the Company's ownership interest to 94.46%. The acquisition of non-controlling interest has been accounted for by the step purchase method. A purchase price discrepancy of $1,139,746, which arose on the acquisition, has been allocated to medical technology and other assets.

     (ii) By an agreement dated November 16, 2001, the Company purchased 283,334 common shares of IDBW from Aventis Pasteur ("AP") and cancelled AP's right to exchange these IDBW shares for 714,286 common shares of the Company for consideration of a note payable of US$1,400,000, increasing the Company's ownership interest to 96.73%. The acquisition of non-controlling interest has been accounted for by the step purchase method. A purchase price discrepancy of $2,092,251, which arose on the transaction has been allocated to medical technology and other assets.

    (iii) On December 6, 2001, the Company acquired an additional 820,864 common shares from treasury of IDBW for cash consideration of $2,964,794 increasing the Company's ownership interest to 96.93%. The acquisition of non-controlling interest has been accounted for by the step purchase method. A purchase price discrepancy of $73,918, which arose on the acquisition has been allocated to medical technology and other assets.


30.

                                                                FINANCIAL REVIEW

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

NOTE 5. SHORT-TERM INVESTMENTS:

--------------------------------------------------------------------------------
                                                              2002          2001
--------------------------------------------------------------------------------
Term deposits, treasury bills and
  government-backed commercial paper bonds             $11,001,019   $10,779,982
Commercial paper                                         6,454,728     7,805,936
Marketable securities                                      844,752     4,640,619
                                                       -------------------------
                                                        18,300,499    23,226,537
                                                       -------------------------
                                                       -------------------------
--------------------------------------------------------------------------------

Investments in term deposits, treasury bills, government-backed commercial paper and commercial paper are stated at cost, which approximates fair market value at December 31, 2002. Marketable securities represent common shares of Third Wave Technologies Inc. and were written down to $844,752 during the year ended December 31, 2002. At December 31, 2002, the fair market value of the marketable securities was approximately $2,280,000. Subsequent to December 31, 2002, the marketable securities were disposed of (note 20).

NOTE 6. GOVERNMENT ASSISTANCE RECEIVABLE:

--------------------------------------------------------------------------------
                                                              2002          2001
--------------------------------------------------------------------------------
Investment tax credits receivable (a)                  $   984,002   $ 1,935,367
Technology Partnerships Canada receivable (b)            1,041,546       325,381
                                                       -------------------------
                                                         2,025,548     2,260,748
                                                       -------------------------
                                                       -------------------------
--------------------------------------------------------------------------------

(a) In 2002, the Company recorded $770,741 (2001 - $447,009) related to government research tax credits and $31,220 (2001 - $112,794) in other grants as a reduction of the related research and development expenses.

(b) Under the terms of an agreement entered into by IDBQ with Technology Partnerships Canada prior to the acquisition on May 15, 2001, IDBQ agreed to receive a financial contribution to a maximum amount of $5,938,680 over a period of three years for the development of mucosal proteosome vaccines for infectious diseases. IDBQ is committed to pay royalties of 4.5% based on its recognized gross revenues stemming from the commercialization of the mucosal proteosome vaccines for infectious diseases until 2012 to a maximum of $10,800,000. In 2002, $2,012,594 (2001 - $821,259) was recorded as a reduction of the related research and development expenses. To date, IDBQ has claimed $4,176,198 under the agreement and no royalties have been payable.

NOTE 7. EQUIPMENT:

-------------------------------------------------------------------------------
                                                        Accumulated
                                                   depreciation and    Net book
2002                                         Cost      amortization       value
-------------------------------------------------------------------------------
Laboratory equipment                   $4,671,256        $2,377,090  $2,294,166
Office furniture and equipment          1,386,915           935,229     451,686
Leasehold improvements                  2,896,265         1,197,206   1,699,059
                                       ----------------------------------------
                                       $8,954,436        $4,509,525  $4,444,911
                                       ----------------------------------------
                                       ----------------------------------------

2001
-------------------------------------------------------------------------------
Laboratory equipment                   $3,429,323        $1,490,553  $1,938,770
Office furniture and equipment          1,081,348           672,532     408,816
Leasehold improvements                  2,631,067           961,250   1,669,817
                                       ----------------------------------------
                                       $7,141,738        $3,124,335  $4,017,403
                                       ----------------------------------------
                                       ----------------------------------------
-------------------------------------------------------------------------------

ID BIOMEDICAL 2002 ANNUAL REPORT

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

NOTE 7. EQUIPMENT continued:

Included in the cost of equipment are approximately $603,617 (2001 - $1,632,994) in assets under capital leases with accumulated amortization in the amount of approximately $216,717 (2001 - $1,058,752).

NOTE 8. INVESTMENT:

During 2000, the Company received 1,000,000 common shares of DiscoveRx, a private company, as payment for a research license and option valued at US$280,000. The Company's investment in DiscoveRx represents less than 1% of DiscoveRx's issued and outstanding voting shares and is carried at cost.

NOTE 9. PATENT AND TRADEMARK RIGHTS:

--------------------------------------------------------------------------------
                                                              2002          2001
--------------------------------------------------------------------------------
Cost                                                    $1,857,962    $1,439,322
Accumulated amortization                                   338,235       239,408
                                                        ------------------------
                                                         1,519,727     1,199,914
                                                        ------------------------
                                                        ------------------------
--------------------------------------------------------------------------------

During the year ended December 31, 2002, the Company wrote off $14,575 (2001 - $70,034) of previously capitalized patent rights due to patent applications that the Company did not consider worthy of pursuing. The amounts written off were included in amortization expense.

NOTE 10. MEDICAL TECHNOLOGY AND OTHER ASSETS:

Medical technology and other assets includes payments made under contractual agreements to acquire certain medical technologies and the cost of licenses.

----------------------------------------------------------------------------------------
                                                                Accumulated     Net book
2002                                                     Cost  amortization        value
----------------------------------------------------------------------------------------
Meiogenics Agreement (a)                          $ 2,500,000    $  971,768  $ 1,528,232
IDNA Agreement (b)                                    849,090       300,470      548,620
UCLA Agreement (c)                                  3,879,829     2,083,487    1,796,342
UTRC Agreement (d)                                  1,848,927       459,081    1,389,846
UBC Agreement (e)                                      22,242             -       22,242
WRAIR Agreements (f)                                   54,250         2,183       52,067
Acquired medical technology and other assets       26,275,327     2,805,375   23,469,952
                                                  --------------------------------------
                                                  $35,429,665    $6,622,364  $28,807,301
                                                  --------------------------------------
                                                  --------------------------------------

2001
----------------------------------------------------------------------------------------
Meiogenics Agreement (a)                          $ 2,000,000    $  677,265  $ 1,322,735
IDNA Agreement (b)                                    849,090       157,352      691,738
UCLA Agreement (c)                                  3,879,829     1,796,112    2,083,717
UTRC Agreement (d)                                  1,817,537       372,563    1,444,974
UBC Agreement (e)                                      22,242             -       22,242
WRAIR Agreements (f)                                   15,145             -       15,145
Acquired medical technology and other assets       26,275,327     1,146,549   25,128,778
                                                  --------------------------------------
                                                  $34,859,170    $4,149,841  $30,709,329
                                                  --------------------------------------
                                                  --------------------------------------
----------------------------------------------------------------------------------------

Estimated amortization expense related to medical technology and other assets and patent and trademark rights for each of the next four years to 2006 is approximately $2.5 million and $2.0 million in 2007.

(a)  MEIOGENICS AGREEMENT:

     The Company and Meiogenics US Limited Partnership, Meiogenics Canada Limited Partnership and Meiogenics Technology Management Corp. ("Meiogenics") entered into an asset purchase agreement (the "Meiogenics Agreement") dated July 29, 1992, as amended, under which the Company acquired certain patents, proprietary


32.

                                                               FINANCIAL REVIEW

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

NOTE 10. MEDICAL TECHNOLOGY AND OTHER ASSETS continued:

     technology and intellectual property associated with Scissile Linkage Technology ("SLT") and Cycling Probe(TM) Technology ("CPT") (the "Meiogenics Assets") from Meiogenics effective December 18, 1992.

     Under the Meiogenics Agreement, the Company made an initial payment of $1,000,000 consisting of 320,000 common shares of the Company issued from treasury. The Company also made a milestone payment of $1,000,000, comprised of 355,872 common shares of the Company issued from treasury. During 2002, the Company and Meiogenics entered into an agreement whereby the Company agreed to and paid a final cash payment of $500,000. Under the new agreement, the Company has no further obligation to make payments under the Meiogenics Agreement.

(b)  IDNA AGREEMENT:

     The Company and Integrated DNA Technologies, Inc. ("IDNA") entered into an asset purchase agreement (the "IDNA Agreement") dated January 27, 1993 under which the Company acquired certain assets and was granted an exclusive sublicense of certain patents and patent applications relating to CPT (the "IDNA Assets"). On March 31, 1997, the Company granted IDNA a non-exclusive license to use the Meiogenics Assets and the IDNA Assets for the sole purpose of developing, producing and marketing products, based on SLT and CPT to be used for non-medical research purposes by institutions. The Company is entitled to receive royalties on the sale of any such products by IDNA.

     In addition, on March 31, 1997 the Company and IDNA entered into an amendment to the IDNA Agreement pursuant to which the Company has agreed to fund a research and development program to be carried out by IDNA. Any funds paid by the Company to IDNA under this program will reduce the amount otherwise payable (the "Milestone Payment") by the Company to IDNA under the IDNA Agreement upon the achievement of certain goals relating to commercial development of the IDNA Assets. In 2001, the Company achieved a milestone and a final payment of US$351,000 (CDN$531,590) was paid.

(c)  UCLA AGREEMENT:

     IDBW and the University of California at Los Angeles ("UCLA") entered into a licensing agreement (the "UCLA Agreement") dated April 7, 1993, as amended by various amendments, pursuant to which IDBW was granted an exclusive, worldwide royalty-bearing license to use certain patented technology of UCLA (the "UCLA technology") for the development of vaccines and immunotherapeutics against MYCOBACTERIUM TUBERCULOSIS. UCLA also granted IDBW the right to issue exclusive or non-exclusive sublicenses to third parties to use the UCLA technology. UCLA also granted to IDBW exclusive, worldwide license rights to a vaccine against LEGIONELLA PNEUMOPHILA (Legionnaires disease) developed by UCLA. The rights to the LEGIONELLA PNEUMOPHILA vaccine were terminated and returned to UCLA in 1998. Under the agreement, UCLA has collaborated with IDBW in research, development and testing of the tuberculosis vaccine and as needed will collaborate in the future.

     Under the UCLA Agreement, as amended, IDBW paid UCLA a license issue fee of US$750,000 and will make further payments upon the attainment of certain milestones relating to the commercial development of the tuberculosis vaccine by UCLA and IDBW. The potential aggregate cost to IDBW to obtain the exclusive, worldwide royalty-bearing license to the UCLA technology, including the license issue fee and all development milestones, will total US$4,750,000 plus royalties.

     UCLA attained the first development milestone in 1994 which resulted in a payment by IDBW of US$1,000,000 to UCLA and on February 28, 1996, UCLA exercised its option to cause the Company to deliver to UCLA 82,238 common shares of the Company, which amounted to a value of US$650,000. UCLA attained the second development milestone in 1995 which resulted in a payment by IDBW of US$500,000 to UCLA. In 2001, the agreement was amended to provide an increased royalty rate in exchange for the return of 47,287 shares of the Company (note 13).

(d)  UTRC AGREEMENT:

     IDBW and the University of Tennessee Research Corporation ("UTRC") entered into a licensing agreement (the "UTRC Agreement") dated August 29, 1997 pursuant to which IDBW was granted an exclusive,

ID BIOMEDICAL 2002 ANNUAL REPORT

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

NOTE 10. MEDICAL TECHNOLOGY AND OTHER ASSETS continued:

     worldwide license to use certain patented technology of UTRC (the "UTRC Technology") for the development of a vaccine against group A streptococcus. UTRC also granted IDBW the right to issue exclusive or non-exclusive sublicenses to third parties.

     Annual license maintenance fees are due and have been paid on each anniversary date of the agreement. In 1999, IDBW achieved its first development milestone after final documents were filed by the National Institute of Health and National Institute of Allergy and Infectious Diseases. The Company issued US$1,000,000 in common shares of IDBW upon accomplishment of this milestone in 2000. The potential aggregate cost for IDBW to obtain the exclusive, worldwide license to the UTRC Technology, including the execution fee, the license maintenance payments and all development milestones will total US$370,000 cash, US$2,500,000 of IDBW common shares at market price and, upon receiving FDA approval for the first vaccine that utilizes UTRC technology, 3% of the then issued and outstanding shares of IDBW. There are no royalties due under the UTRC Agreement.

(e)  UBC AGREEMENT:

     IDBW and The University of British Columbia ("UBC") entered into a License Agreement effective March 1, 2000 (the "UBC Agreement") pursuant to which IDBW was granted exclusive worldwide royalty-bearing rights to develop and market vaccines or immunotherapeutics based on UBC's proprietary technology related to enterhemorrhagic E. COLI and enteropathogenic E. COLI ("E.COLI"). Under the UBC Agreement, UBC and IDBW will collaborate on further research, development and testing of vaccines and other immunotherapeutics against E. COLI. IDBW has paid net license fees of US$15,000 and patent costs of $135,464 to December 31, 2002. IDBW will be required to make further payments aggregating US$600,000 upon the attainment of certain milestones relating to the commercial development of UBC's technology and royalties on product sales.

(f)  WRAIR AGREEMENTS:

     (i)  EXCLUSIVE PATENT LICENSE AGREEMENT:

          IDBQ and the Walter Reed Army Institute of Research ("WRAIR") entered into a patent license whereby WRAIR granted IDBQ a worldwide exclusive license, with the right to grant sub-licenses, for the use of certain patents and patent applications covering the Proteosome(TM) and Proteosome-based technologies. Under this agreement, IDBQ agreed to make payments upon the attainment of specified milestones for each product identified and pay royalties based on net sales of commercialized products and payments received for any sublicense granted to a third party. This agreement shall extend for the full term of patents issued or to be issued from the referred licensed patents rights.

     (ii) RESEARCH AGREEMENTS:

          IDBQ and WRAIR have also entered into cooperative research and development agreements in connection with research of Proteosome-based vaccines for enteric and infectious diseases, HIV infections and AIDS. Under the terms of the agreements, WRAIR, on behalf of the US government, agrees to grant IDBQ the rights to negotiate for an exclusive license to inventions developed under each cooperative research agreement, with WRAIR retaining certain non-exclusive rights for US government purposes.

(g)  THERAGUIDE AGREEMENT:

     IDBW and TheraGuide, Inc. ("TheraGuide") entered into a Memorandum of Agreement dated November 24, 1997 (the "TheraGuide Agreement") and subsequently completed a license agreement on December 21, 2000, pursuant to which IDBW was granted exclusive worldwide royalty-bearing rights to develop and market vaccines or immunotherapeutics based on TheraGuide's proprietary technology related to human immunodeficiency virus ("HIV"). Under the TheraGuide Agreement, IDBW has paid license fees of US$150,000 to December 31, 2000. On November 15, 2001, IDBW terminated its rights and obligations to the HIV therapeutic vaccine. Under the termination agreement with TheraGuide, IDBW retained certain rights of first refusal to relicense the intellectual property in the future, and made a payment of US$140,000 to TheraGuide for reimbursement of preclinical expenses. The cumulative amount paid including the payment made for the right of first refusal to relicense was expensed in 2001 as a loss on disposal of medical technology.


34.

                                                                FINANCIAL REVIEW

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

NOTE 10. MEDICAL TECHNOLOGY AND OTHER ASSETS continued:

(h)  CPT AND SLT LICENSE AGREEMENTS:

     The Company has entered into several non-exclusive license, settlement and distribution agreements with various companies, granting these companies non-exclusive licenses to the CPT and SLT technologies, and to various products using these technologies. To December 31, 2002, the Company has received non-refundable fees which are being recognized in accordance with the underlying contractual agreements. The Company may also earn future milestone payments and royalties on product sales.

NOTE 11. DEMAND LOAN:

--------------------------------------------------------------------------------
                                                             2002           2001
--------------------------------------------------------------------------------
Investment tax credits bank loan bearing interest
  at the bank's prime rate plus 1.0% per annum was
  repaid in full on September 17, 2002                 $        -    $   812,000
                                                       -------------------------
                                                       -------------------------
--------------------------------------------------------------------------------

NOTE 12. DEFERRED LICENSING REVENUE:

--------------------------------------------------------------------------------
                                                             2002           2001
--------------------------------------------------------------------------------
Balance, beginning of year                             $ 9,425,998   $11,180,359
Additions                                                  762,700       765,000
Revenue recognized                                      (2,624,947)   (2,519,361)
                                                       -------------------------
Balance, end of year                                     7,563,751     9,425,998
Current portion                                          2,242,448     2,243,598
                                                       -------------------------
                                                       $ 5,321,303   $ 7,182,400
                                                       -------------------------
                                                       -------------------------
--------------------------------------------------------------------------------

NOTE 13. LONG-TERM DEBT:

--------------------------------------------------------------------------------
                                                             2002           2001
--------------------------------------------------------------------------------
Unsecured note payable to AP (note 4(b)(ii)) of
  US$1,400,000, repayable over 21 months, maturing
  September 2003, with an effective interest rate
  of 6.5% per annum                                    $  931,012    $ 2,122,947
Estimated amount payable to UCLA, repayable on the
  basis of increased royalties under a license
  agreement (note 10(c))                                  285,550        285,550
Bank loan secured and payable under the terms of
  the Federal Small Business Financing Act,
  bearing interest at the bank's prime rate plus
  1.25% per annum (5.75% at December 31, 2002),
  repayable in 36 monthly instalments of $6,944 and
  maturing June 2003. The loan is guaranteed by a
  moveable hypothec in the amount of $250,000
  covering related equipment                               41,667        125,000
Unsecured promissory note bearing interest at
  8.35% per annum, repayable in 60 monthly
  instalments of $579 including interest and
  maturing December 2004                                   12,766         18,395
                                                       -------------------------
                                                        1,270,995      2,551,892
Current portion of long-term debt                         978,796      1,272,513
                                                       -------------------------
                                                       $  292,199    $ 1,279,379
                                                       -------------------------
                                                       -------------------------
--------------------------------------------------------------------------------

ID BIOMEDICAL 2002 ANNUAL REPORT

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

NOTE 13. LONG-TERM DEBT continued:

Principal payments due on long-term debt are as follows:

-------------------------------------------------------------------------------
Year ending December 31:
2003                                                                   $978,796
2004                                                                      6,649
Thereafter                                                              285,550
-------------------------------------------------------------------------------

NOTE 14. OBLIGATIONS UNDER CAPITAL LEASES:

Minimum future payments at December 31, 2002 required under capital leases are as follows:

-------------------------------------------------------------------------------
2003                                                                   $163,530
2004                                                                    198,101
2005                                                                     42,243
2006                                                                     24,643
                                                                       --------
                                                                        428,517
Interest at 5.91% to 8.32%                                               29,256
                                                                       --------
                                                                        399,261
Current portion                                                         144,894
                                                                       --------
                                                                       $254,367
                                                                       --------
                                                                       --------
-------------------------------------------------------------------------------

NOTE 15. SHARE CAPITAL:

(a)  AUTHORIZED:

     200,000,000 common shares, without par value
     100,000,000 class A preference shares, with a par value of $10 100,000,000 class B preference shares, with a par value of $50

(b) Shares issued for non-cash consideration have been assigned values based on market prices at date of agreement for issuance.

(c)  WARRANTS:

     The Company has issued warrants in conjunction with equity financings. As of December 31, 2002, all such warrants have been exercised or have expired unexercised.

     (i)  SPECIAL WARRANTS:

          ---------------------------------------------------------------------
          Outstanding, December 31, 1999                              1,950,000
          Issued                                                      3,636,364
          Exercised                                                  (5,586,364)
          Expired                                                             -
                                                                     ----------
          Outstanding, December 31, 2000, 2001 and 2002                       -
                                                                     ----------
                                                                     ----------
          ---------------------------------------------------------------------

          In 2000, the Company issued 3,636,364 (1999 - 1,950,000) Special
          Warrants at $5.50 (1999 - $2.50) per unit for net proceeds of $18,395,718 (1999 - $4,332,701) after deducting issue expenses of $1,604,284 (1999 - $542,299). Each special warrant entitled the holder to receive for no additional consideration, one common share and one half of a share purchase warrant (note 15(c)(ii)). In 2000, the Company filed final prospectus for the purpose of qualifying the issue of 5,586,364 common shares and 3,242,725 share purchase warrants upon exercise of the special warrants.


36.

                                                             FINANCIAL REVIEW

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

NOTE 15. SHARE CAPITAL continued:

     (ii) COMMON SHARE PURCHASE WARRANTS:

          ---------------------------------------------------------------------------------------------------------------
                                              2002                         2001                          2000
                                  ---------------------------   ---------------------------   ---------------------------
                                                     Weighted                      Weighted                      Weighted
                                                      average                       average                       average
                                      Shares   exercise price       Shares   exercise price       Shares   exercise price
          ---------------------------------------------------------------------------------------------------------------
          Outstanding,
            beginning of year        501,400            $2.75    2,533,991            $5.54    1,116,000            $4.68
          Issued                           -                             -                -    3,242,725             5.15
          Exercised                 (501,400)            2.75     (992,071)            5.94   (1,824,734)            4.32
          Expired                          -                -   (1,040,520)            6.50            -                -
                                  ---------------------------------------------------------------------------------------
          Outstanding,
            end of year                    -            $   -      501,400            $2.75    2,533,991            $5.54
                                  ---------------------------------------------------------------------------------------
                                  ---------------------------------------------------------------------------------------
          ---------------------------------------------------------------------------------------------------------------

(d)  INCENTIVE STOCK OPTIONS:

     Under the ID Biomedical Stock Option plan, the Company may grant options to its directors, officers and service providers (which include employees) for up to 5,889,278 shares of common stock. The exercise price of each option equals the market price of the Company's stock on the date of grant. The board of directors sets the vesting schedule and expiry date which cannot be more than ten years after the grant date. Options generally vest quarterly over a four year period from the date of grant and expire five to seven years after the grant date. There are also options that vest upon the achievement of certain performance criteria. A summary of the status of the plan as of December 31, 2002, 2001 and 2000 and changes during each year are as follows:

     --------------------------------------------------------------------------------------------------------------------
                                              2002                         2001                          2000
                                  ---------------------------   ---------------------------   ---------------------------
                                                     Weighted                      Weighted                      Weighted
                                                      average                       average                       average
                                      Shares   exercise price       Shares   exercise price       Shares   exercise price
     --------------------------------------------------------------------------------------------------------------------
     Outstanding,
       beginning of year           3,708,231            $4.81    2,490,034            $4.67    1,561,500            $4.18
     Granted                       2,180,531             8.47    1,953,427             4.96    1,275,000             5.28
     Exercised                    (1,215,074)            3.80      (77,709)            3.71     (224,107)            4.31
     Forfeited and
       expired                       (24,684)            5.34     (657,521)            4.86     (122,359)            5.30
                                  ---------------------------------------------------------------------------------------
     Outstanding,
       end of year                 4,649,004             6.79    3,708,231            $4.81    2,490,034            $4.67
                                  ---------------------------------------------------------------------------------------
                                  ---------------------------------------------------------------------------------------
     Options
       exercisable,
       year-end                    1,469,325            $5.26    1,534,731            $4.38    1,543,093            $4.19
                                  ---------------------------------------------------------------------------------------
                                  ---------------------------------------------------------------------------------------
     --------------------------------------------------------------------------------------------------------------------

     The per share weighted average fair value of stock options granted during 2002 was $5.47.

ID BIOMEDICAL 2002 ANNUAL REPORT

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

NOTE 15. SHARE CAPITAL continued:

     The following table summarizes information about the stock options outstanding at December 31, 2002:

     ------------------------------------------------------------------------------------------------------
                                      Options outstanding                         Options exercisable
                       --------------------------------------------------    ------------------------------
                                               Weighted
                              Number            average                           Number
                        outstanding,          remaining          Weighted    exercisable,          Weighted
                        December 31,        contractual           average    December 31,           average
     Exercise prices            2002    life (in years)    exercise price            2002    exercise price
     ------------------------------------------------------------------------------------------------------
     $ 3.75                    2,500               3.76            $ 3.75             625            $ 3.75
     $ 4.02 - $ 4.95       1,330,687               3.17              4.76         940,872              4.79
     $ 5.00 - $ 5.87         681,000               3.67              5.18         341,643              5.09
     $ 6.00 - $ 6.95         981,995               3.67              6.58          50,130              6.68
     $ 7.00 - $ 7.70         197,500               3.35              7.24          70,388              7.40
     $ 8.13 - $ 8.95          46,322               2.72              8.58          24,167              8.65
     $ 9.40 - $ 9.85       1,342,500               5.64              9.47          23,750              9.72
     $10.00 - $11.10          66,500               3.85             10.07          17,750             10.27
                        -----------------------------------------------------------------------------------
                           4,649,004                               $ 6.79       1,469,325            $ 5.26
                        -----------------------------------------------------------------------------------
                        -----------------------------------------------------------------------------------
     ------------------------------------------------------------------------------------------------------

     As of December 31, 2002, the Company has available for grant an additional 1,059,447 options under the Plan.

     IDBW, the Company's majority-owned subsidiary, issued a total of 392,000 options (the "IDBW Options") to acquire common shares of IDBW in 1998 and 1999. Each of the IDBW Options was exercisable into one common share of IDBW at the price of US$0.01 per common share.

     At the Annual General meeting of Members on June 25, 1999, it was approved that in order to provide employees of IDBW who held 392,000 IDBW Options with liquidity, the Company acquire the IDBW Options in return for 404,368 special rights (the "Special Rights") to be issued by the Company. Each Special Right entitled the holder thereof to acquire a common share of the company at the price of CDN$0.01, vesting over three years.

     During the year ended December 31, 2001, the remaining 76,564 (2000 - 324,709) Special Rights were exercised and nil (2000 - 3,095) have been forfeited.

(e)  SHAREHOLDER RIGHTS PLAN:

     The Company adopted a shareholder rights plan effective May 1, 1996.

     Rights issued under the plan become exercisable only when a person acquires 20% or more of the Company's outstanding common shares without complying with the Permitted Bid provision of the plan or without the approval of the Company's Board of Directors. To be a Permitted Bid, the plan requires that a bid must be open for not less than 60 days and that not less than 50% of the outstanding common shares held by shareholders other than the acquiring person be tendered into the bid. One right will be issued in respect of each common share outstanding on May 31, 1996 and in respect of each common share issued subsequent to May 31, 1996 and prior to an event qualifying rights issued under the plan for exercise. Each right entitled the holder to purchase common shares of the Company at a 50% discount to the then market price. The number of shares the holder would be entitled to purchase for each right held is that number determined by dividing the exercise price of $150 by one-half of the then market price per share.


38.

                                                                FINANCIAL REVIEW

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

NOTE 15. SHARE CAPITAL continued:

(f)  WEIGHTED AVERAGE NUMBER OF COMMON SHARES:

     -----------------------------------------------------------------------------------------------
                                                                    2002          2001          2000
     -----------------------------------------------------------------------------------------------
     Weighted average number of common shares
       outstanding - basic                                    31,398,139    28,611,024    23,009,651
     Dilutive effect of:
       Stock options and warrants                                      -             -     1,749,498
       Convertible debentures                                          -             -       268,904
       Contingently convertible IDBW shares (note 4(b)(ii))            -             -       279,014
                                                              --------------------------------------
     Weighted average number of common shares
       outstanding - diluted                                  31,398,139    28,611,024    25,307,067
                                                              --------------------------------------
                                                              --------------------------------------
     -----------------------------------------------------------------------------------------------

NOTE 16. INCOME TAXES:

Income tax expense (recovery) varies from the amounts that would be computed by applying the Canadian federal and combined provincial income tax rate of 37.04% (2001 - 42.93%; 2000 - 45.6%) to loss before income taxes as shown in the following table:

-----------------------------------------------------------------------------------------------------
                                                                     2002          2001          2000
-----------------------------------------------------------------------------------------------------
Computed taxes at Canadian federal and provincial
  tax rates                                                   $(5,071,899)  $(6,300,481)  $ 2,098,278
Losses at lower tax rates in foreign jurisdictions                255,595       542,366     1,437,176
Permanent and other differences                                  (217,157)    4,609,776      (736,717)
Change in valuation allowance                                   5,827,305     1,148,339    (2,798,737)
                                                              ---------------------------------------
Income tax expense                                            $   793,844   $         -   $         -
                                                              ---------------------------------------
                                                              ---------------------------------------
-----------------------------------------------------------------------------------------------------

During the year ended December 31, 2002, income tax expense relates to withholding taxes paid in a foreign jurisdiction relating to a payment received for a licensing revenue arrangement.

The tax effect of the temporary differences that gives rise to future tax assets as of December 31, 2002 and 2001 is presented below:

-------------------------------------------------------------------------------
                                                          2002             2001
Future income tax assets:
  Tax loss carry forwards                        $  21,086,462    $  15,148,797
  Research and development expenses                  5,595,268        4,410,690
  Equipment                                            664,586          453,957
  Share issue costs                                    336,207          857,114
  Deferred revenue                                   2,774,678        3,372,077
  Other                                              1,538,478        1,213,756
                                                 ------------------------------
Total gross future tax assets                       31,995,679       25,456,391
Valuation allowance                                (22,332,825)     (16,505,520)
                                                 ------------------------------
                                                     9,662,854        8,950,871
Future tax liability:
Medical technology and other assets                 (9,662,854)      (8,950,871)
                                                 ------------------------------
                                                 $           -    $           -
                                                 ------------------------------
                                                 ------------------------------
-------------------------------------------------------------------------------

ID BIOMEDICAL 2002 ANNUAL REPORT

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

NOTE 16. INCOME TAXES continued:

The Company also has investment tax credits aggregating $3,791,878, available to reduce Canadian federal income taxes otherwise payable for up to 10 years and $989,163 tax credits available to reduce US federal income taxes otherwise payable for up to 20 years.

At December 31, 2002, the Company has non-capital losses carried forward for tax purposes which are available to reduce taxable income of future years in Canada of $26,125,000 and the United States of $37,075,000 (US$23,450,000). The losses expire as follows:

-------------------------------------------------------------------------------
                                                                         United
                                                         Canada          States
-------------------------------------------------------------------------------
2003                                                $   160,000     $         -
2004                                                    100,000               -
2005                                                  3,965,000               -
2006                                                  8,325,000               -
2007                                                  1,700,000               -
2008                                                  5,660,000       1,945,000
2009 and thereafter                                   6,215,000      35,130,000
                                                    ---------------------------
                                                    $26,125,000     $37,075,000
                                                    ---------------------------
                                                    ---------------------------
-------------------------------------------------------------------------------

NOTE 17. CASH AND CASH EQUIVALENTS:

Cash and cash equivalents included in the statements of cash flows is comprised of the following amounts:

-------------------------------------------------------------------------------
                                                2002          2001         2000
-------------------------------------------------------------------------------
Cash on hand and balances with banks      $  891,345   $ 1,485,558   $  373,768
Short-term investments                     4,620,077     8,950,383    9,084,072
                                          -------------------------------------
                                          $5,511,422   $10,435,941   $9,457,840
                                          -------------------------------------
                                          -------------------------------------
-------------------------------------------------------------------------------

NOTE 18. COMMITMENTS:

The Company entered into operating lease agreements for office and laboratory space, office equipment and research contracts.

Future minimum lease payments under these commitments are as follows:

-------------------------------------------------------------------------------
2003                                                                 $  825,496
2004                                                                    899,619
2005                                                                    921,249
2006                                                                    921,447
2007                                                                    921,961
Thereafter                                                            4,244,179
-------------------------------------------------------------------------------

The Company signed a sublease dated May 15, 1999 expiring on September 30, 2003, which coincides with the original lease entered into by the Company. Future minimum sublease income of $154,350 has been included as a reduction to the 2003 amounts presented above.

In addition, the Company, IDBW and IDBQ have commitments under medical technology agreements (note 10). The Company also has outstanding letters of credit totaling $254,319.


40.

                                                             FINANCIAL REVIEW

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

NOTE 19. SEGMENT DISCLOSURES AND MAJOR CUSTOMERS:

(a)  OPERATING SEGMENTS:

     The Company organizes its business into two operating segments, subunit vaccines and gene-based disease testing. Transactions between reportable segments have been eliminated. Substantially all of the Company's revenues generated from external customers, equipment and goodwill are in North America.

     -----------------------------------------------------------------------------------------
                                                          Subunit    Gene-based
     2002                                                vaccines       testing          Total
     -----------------------------------------------------------------------------------------
     Licensing                                       $          -   $10,884,527   $ 10,884,527
     Net research and development expenses             11,539,508       860,663     12,400,171
     General and administrative expenses                4,328,920       487,544      4,816,464
     Depreciation and amortization                      3,356,581       645,414      4,001,995
     Investment and other income                          444,658       107,005        551,663
     Interest expense                                     154,189         1,595        155,784
     Loss on write-down of short-term investment                -     3,754,808      3,754,808
     Income taxes                                              69       793,775        793,844
     Net earnings (loss)                              (18,934,609)    4,447,733    (14,486,876)

     Goodwill                                             771,314             -        771,314
     Total assets                                      57,649,427     5,597,562     63,246,989

     Expenditures for:
       Equipment                                        1,513,044       328,674      1,841,718
       Medical technology and other assets                 70,495       500,000        570,495
       Patent and trademark rights                        355,725        81,171        436,896
     -----------------------------------------------------------------------------------------

     2001
     -----------------------------------------------------------------------------------------
     Licensing                                       $          -   $ 2,538,437   $  2,538,437
     Net research and development expenses              5,556,272     1,521,729      7,078,001
     General and administrative expenses                3,466,480       648,570      4,115,050
     Depreciation and amortization                      2,477,498       626,267      3,103,765
     Investment and other income                        1,773,222       388,012      2,161,234
     Interest expense                                     115,362        21,130        136,492
     Loss on disposal of medical technology               434,306             -        434,306
     Loss on write-down of short-term investment                -     4,548,381      4,548,381
     Net loss                                         (10,276,696)   (4,439,628)   (14,716,324)

     Goodwill                                             771,314             -        771,314
     Total assets                                      65,263,321    10,368,816     75,632,137

     Expenditures for:
     Equipment                                          2,782,433       592,250      3,374,683
       Medical technology and other assets             26,543,334       531,590     27,074,924
       Patent and trademark rights                        648,800       115,568        764,368
       Goodwill                                           809,880             -        809,880
     -----------------------------------------------------------------------------------------

     2000
     -----------------------------------------------------------------------------------------
     Licensing                                       $          -   $12,105,529   $ 12,105,529
     Net research and development expenses              2,144,527     1,231,434      3,375,961
     General and administrative expenses                2,573,234     1,416,259      3,989,493
     Depreciation and amortization                        864,381       586,881      1,451,262
     Investment and other income                          967,156       635,040      1,602,196
     Interest expense                                     187,171       102,352        289,523
     Net earnings (loss)                               (4,802,157)    9,403,643      4,601,486

     Total assets                                      29,557,781    25,711,433     55,269,214

     Expenditures for:
       Equipment                                          209,655       114,649        324,304
       Medical technology and other assets                107,979             -        107,979
       Patent and trademark rights                        113,283             -        113,283
     -----------------------------------------------------------------------------------------

ID BIOMEDICAL 2002 ANNUAL REPORT

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

NOTE 19. SEGMENT DISCLOSURES AND MAJOR CUSTOMERS continued:

(b)  GEOGRAPHIC INFORMATION:

     ---------------------------------------------------------------------------------------------
                                                United States              Japan             Total
     ---------------------------------------------------------------------------------------------
     Revenue from external customers:
       2002                                       $ 2,852,776      $   8,031,751       $10,884,527
       2001                                         2,523,979             14,458         2,538,437
       2000                                        12,021,191             84,338        12,105,529

                                                United States             Canada             Total
     ---------------------------------------------------------------------------------------------
     Long-lived assets:
       2002                                       $ 7,260,104      $  28,283,149       $35,543,253
       2001                                         6,873,704         29,824,256        36,697,960
     ---------------------------------------------------------------------------------------------

     Long-lived assets consists of equipment, patent and trademark rights, medical technology and goodwill based on their physical location. Intangible assets are attributed based on ownership rights.

(c)  MAJOR CUSTOMERS:

     The following table identifies revenues generated from individual partners or collaborators comprising 10% or more of the Company's revenue in a given year:

     ---------------------------------------------------------------------------------------------
                                                         2002               2001              2000
     ---------------------------------------------------------------------------------------------
     Gene-based testing:
       Entity A                                 $   1,334,240      $     952,890     $   3,992,727
       Entity B                                     1,276,250          1,276,250         7,870,208
       Entity C                                     7,937,863       Less than 10%     Less than 10%
       Entity D                                  Less than 10%           275,763      Less than 10%
     ---------------------------------------------------------------------------------------------

NOTE 20. SUBSEQUENT EVENT:

On January 9, 2003, the Company sold its investment in Third Wave Technologies Inc. (note 5) for approximately $2.5 million, resulting in a gain on disposition of approximately $1.7 million.

NOTE 21. RECENT CANADIAN ACCOUNTING STANDARDS:

The CICA has adopted several new standards, including the following pronouncements with wide applicability, which will become effective in future periods:

Section 3063, "Impairment of Long-Lived Assets", addresses the recognition, measurement and disclosure of the impairment of long-lived assets by profit-oriented enterprises. The standard is effective for fiscal years beginning on or after April 1, 2003. Application is prospective, with early adoption encouraged.

Under the new rules, a two-step process determines impairment of long-lived assets held for use, with the first step determining when impairment is recognized and the second step measuring the amount of the impairment. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. An impairment loss is measured as the amount by which the long-lived asset's carrying amount exceeds its fair value. To test for and measure impairment, long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent.

Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations", addresses recognition, measurement, presentation and disclosure of the disposal of long-lived assets, as well as the presentation and disclosure of discontinued operations for profit-oriented enterprises and not-for-profit organizations. The standard is applicable to disposal activities initiated by an enterprise's commitment to a plan on or after May 1, 2003. Application is prospective, with earlier adoption encouraged.


42.

                                                             FINANCIAL REVIEW

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

NOTE 21. RECENT CANADIAN ACCOUNTING STANDARDS continued:

Although the Company has not completed its evaluation of the implications of these standards, neither Section 3063 nor Section 3475 are expected to currently impact the Company's financial statements.

NOTE 22. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada which differ in some respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission.

The significant differences and their effect on these consolidated financial statements are as follows:

(a)  MEDICAL TECHNOLOGY AND OTHER ASSETS AND PATENT AND TRADEMARK RIGHTS:

     Under Canadian generally accepted accounting principles ("Canadian GAAP"), the expenditures relating to the acquisition of medical technology and other assets and patent and trademark rights which relate to in-process research and development may be deferred and amortized to expense in a rational and systematic manner. Under United States generally accepted accounting principles ("US GAAP"), these expenditures are charged to expense when incurred. As a result, under US GAAP, amortization expense would have decreased by $1,006,000 (2001 - $853,792; 2000 - $799,119) and
     research and development expenses would have increased by $570,495 (2001 - $3,671,206; 2000 - $107,979) for medical technology and other assets. In addition, under US GAAP, amortization expense would have decreased by $98,829 (2001 - $88,183; 2000 - $72,045) and research and development expenses would have increased by $418,642 (2001 - $693,860; 2000 - $85,225)
     for costs included in patent and trademark rights under Canadian GAAP.

(b)  CONVERTIBLE DEBENTURES:

     The Company issued convertible debentures during the nine month period ended December 31, 1998 having a fair value of US$4,000,000 and convertible at a price which represented a discount from market prices of the Company's common shares at the date of issuance. In accordance with US GAAP, such beneficial conversion options are recognized at their intrinsic value as a debt discount which is amortized over the period to the first conversion date. As the debt was immediately convertible, under US GAAP, $921,500 was assigned to the conversion feature with an equivalent amount recognized in interest expense as deemed discount amortization on issuance. That amount was calculated at the date of issue as the difference between the conversion price (lesser of US$3.44 or 85% of the average weighted price calculated based on five trading days preceding the conversion date) and the fair value (US$3.44 on date of issuance) of the common stock into which the debenture was convertible, multiplied by the number of shares into which the security was convertible. During the years ended December 31, 2000 and 1999, convertible debentures with a face value of US$3,200,000 and US$800,000 respectively were converted into common shares, leaving none outstanding.

(c)  STOCK-BASED COMPENSATION:

     Under Canadian generally accepted accounting principles, the Company accounts for its stock options issued to employees and directors by the settlement method, and therefore no compensation expense is recognized for stock options issued.

     (i) Under US GAAP, the Company continues to account for the issue of stock options to employees and directors under APB 25 "Accounting for Stock Issued to Employees" under which the intrinsic value of stock options is calculated on the date of the grant as the difference between the established market value and the exercise price. Certain options issued by IDBW during the periods presented had an intrinsic value at the date of the grant, which is being recognized on a straight-line basis over the three to four year vesting period of the options. Accounting for the options on this basis would result in recording additional expense of nil (2001 - $132,104; 2000 - $255,765).

          At December 31, 2002, there are nil (2001 - nil ; 2000 - 76,564) IDBW options which have been granted and that are outstanding as stock based compensation. Of the outstanding options, none had vested at December 31, 2000. These options had an exercise price of $0.01.

ID BIOMEDICAL 2002 ANNUAL REPORT

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

NOTE 22. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES continued:

     (ii) Under US GAAP, the Company accounts for those stock options having performance criteria issued to directors and senior management of the Company in accordance with FIN 28 "Accounting for Stock Option Appreciation Rights and Other Variable Stock Option or Award Plans". These stock options are considered variable and cumulative compensation expense is recognized to the extent the market price exceeds the exercise price at the measurement date. For the year ended December 31, 2002, the compensation expense related to these options was nil (2001 - $512,535; 2000 - $2,680,395). During 2001, conditions attached to these options were revised to include an automatic vesting date.

          Subsequent to the inclusion of the automatic vesting date, the Company has accounted for these stock options under APB 25 "Accounting for Stock Issued to Employees" under which the intrinsic value of stock options is calculated on the date the stock options were considered fixed and the compensation expense is recognized over the vesting period as the difference between the established market value and the exercise price. Accounting for the options on this basis would result in recording additional compensation expense of $572,956 (2001 - $623,032; 2000 - nil).

    (iii) The Company has adopted the disclosure provisions of SFAS 123 for US financial reporting purposes for stock option grants to employees and directors. Had compensation expense been determined based on fair value at the date of grant consistent with the measurement provisions of SFAS 123, net earnings (loss) under US GAAP would have been the pro forma numbers indicated below:

          -------------------------------------------------------------------------------------------------------
                                      2002                           2001                          2000
                          ----------------------------    ----------------------------   ------------------------
                           As reported       Pro forma     As reported       Pro forma   As reported    Pro forma
          -------------------------------------------------------------------------------------------------------
          Net earnings
            (loss) under
            US GAAP       $(13,477,617)   $(17,713,617)   $(37,000,527)   $(40,065,527)   $2,386,929   $2,116,929
          Net earnings
            (loss) per
            share under
            US GAAP:
              Basic              (0.43)          (0.56)          (1.29)          (1.40)         0.10         0.09
              Diluted            (0.43)          (0.56)          (1.29)          (1.40)         0.10         0.09
          -------------------------------------------------------------------------------------------------------

          For these purposes, the fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield 0.0% (2001 and 2000 - 0.0%), expected volatility 83.75% (2001 - 86.57%; 2000 -
          94.12%), risk-free interest rates 3.71% (2001 - 4.70%; 2000 - 5.28%)
          and expected average option term of 4.32 years (2001 - 3.97 years and 2000 - 2.63 years).

(d)  RENTAL EXPENSE:

     The Company incurred rental expenses of $817,238 under operating leases during the year ended December 31, 2002 (2001 - $534,800 ; 2000 -
     $334,600).

(e)  STATEMENTS OF CASH FLOWS:

     Under US GAAP, cash used by operations would increase and cash applied to investing would decrease by $1,007,391 (2001 - $1,292,069; 2000 - $221,262)
     for the costs of medical technology and patent and trademark rights capitalized, which would be expensed under US GAAP.

(f)  ACQUISITION DATE OF IDBQ:

     Under Canadian GAAP, the measurement date used for purposes of calculating the market price of the securities issued to acquire all of the outstanding shares of IDBQ was a reasonable period of time before the date the purchase agreement was completed. Under US GAAP, the measurement date was based on the market price of the securities over a reasonable period of time before and after the terms of the acquisition were agreed to and announced. This results in a decrease in medical technology recorded at acquisition of $4,282,100.


44.

                                                             FINANCIAL REVIEW

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

NOTE 22. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES continued:

(g)  IN-PROCESS RESEARCH AND DEVELOPMENT ON ACQUISITION OF IDBQ:

     In connection with the acquisition of IDBQ, for US GAAP purposes the Company would have recorded a $18,687,312 charge to in-process research and development during the year ended December 31, 2001. The amount was determined by identifying the intranasal influenza vaccine project for which technological feasibility had not been established and for which no alternative future use existed. Under Canadian GAAP, acquired in-process research and development is being amortized over 16 years. As a result, during the year ended December 31, 2001, amortization would have decreased by $1,093,871, which would have resulted in a net increase in research and development expenses of $17,593,441. For the year ended December 31, 2002, amortization expense would have decreased by $1,466,523.

     The value of the project identified to be in process was determined by estimating the future cash flows from the project once commercially feasible, less estimated future cash flows required to bring the project to commercialization, and discounted the net cash flows back to their present value. The discount rate used was 34.5% for the project. The expected costs to bring the project to commercialization was based on an estimate of the timeline and cost associated with each of the steps of the regulatory process for the intra-nasal influenza vaccine to be used in adults and children. To determine the length of each of the steps, an independent valuator considered the length of clinical trials for other drugs and the experience of the valuator in the biotechnology field. IDBQ was in the process of conducting a phase I clinical trial on its adult influenza vaccine at the time of acquisition. In broad terms, the categories of costs include the cost of conducting all phases of clinical trials and BLA submission, plus research, development and manufacturing.

     Development of the technology remains a substantial risk to the Company due to factors including the remaining effort to achieve technological feasibility, obtaining regulatory approvals and competitive threats from other companies.

(h)  INVESTMENTS:

     Under Canadian GAAP, the Company reports short-term investments at the lower of cost and net realizable value, with changes going to the statement of operations and long-term investments under the cost method.

     Under US GAAP, the Company classifies its investments in debt and equity securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.

     Trading and available-for-sale securities, which represent all debt securities and any equity securities that have readily determinable market values are recorded at fair value. Held-to-maturity debt securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts, which is consistent with the Canadian GAAP treatment. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of shareholders' equity in other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis. At December 31, 2002, the fair value of the Company's available-for-sale equity securities with readily determinable market value exceeded its carrying value. Under US GAAP as at December 31, 2002, investments and other comprehensive income would have increased by $1,435,248 (2001 - nil).

     Consistent with Canadian GAAP, a decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Dividend and interest income are recognized when earned.

     The Company classifies all debt securities reported as short-term investments as held-to-maturity. As such, there are no measurement differences between Canadian and US GAAP related to these securities.

ID BIOMEDICAL 2002 ANNUAL REPORT

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

NOTE 22. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES continued:

     All other investments held by the Company are classified as available-for-sale securities.

     Details related to the Company's investment securities are as follows:

     -----------------------------------------------------------------------------------------
                                     2002                     2001                  2000
                            ---------------------   -----------------------   ----------------
                            Carrying         Fair     Carrying         Fair   Carrying    Fair
                               value        value        value        value      value   value
     -----------------------------------------------------------------------------------------
     Available-for-sale:
       Equity securities:
         With readily
           determinable
           market value     $844,752   $2,280,000   $4,640,619   $4,640,619   $      -   $   -
     -----------------------------------------------------------------------------------------


     -----------------------------------------------------------------------------------
                                                    2002            2001            2000
     -----------------------------------------------------------------------------------
     Held-to-maturity at carrying value:
       Commercial paper                      $ 8,221,022     $ 8,901,082     $10,981,525
       Government guaranteed securities       11,581,654      11,608,279      16,967,459
       Bankers acceptances                     2,282,682         575,454       5,982,987
     -----------------------------------------------------------------------------------

     All held-to-maturity securities are due within one year and the fair values approximate carrying value.

(i) The effects of the above differences between Canadian and United States generally accepted accounting principles are as follows:

     -------------------------------------------------------------------------------------------------------------
                                         Patent                          Acquired
                                            and                        in-process
                                      trademark          Medical     research and       All other            Total
     2002                                rights       Technology      development          assets           assets
     -------------------------------------------------------------------------------------------------------------
     Assets in accordance
       with Canadian
       generally accepted
       accounting principles
       as at December 31,
       2002                         $ 1,519,727     $ 12,680,383     $ 16,126,918     $32,919,961     $ 63,246,989

     United States generally
       accepted accounting
       principles adjustment
       (note 22(a), (f), (g)
       and (h))                      (1,519,727)     (12,680,383)     (16,126,918)      1,435,248      (28,891,780)
                                    ------------------------------------------------------------------------------
     Assets in accordance with
       United States generally
       accepted accounting
       principles as at
       December 31, 2002            $         -     $          -     $          -     $34,355,209     $ 34,355,209
                                    ------------------------------------------------------------------------------
                                    ------------------------------------------------------------------------------
     -------------------------------------------------------------------------------------------------------------


46.

                                                             FINANCIAL REVIEW

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

NOTE 22. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES continued:

     -------------------------------------------------------------------------------------------------------------
                                         Patent                          Acquired
                                            and                        in-process
                                      trademark          Medical     research and       All other            Total
     2001                                rights       Technology      development          assets           assets
     -------------------------------------------------------------------------------------------------------------
     Assets in accordance
       with Canadian
       generally accepted
       accounting principles
       as at December 31,
       2001                         $ 1,199,914     $ 13,115,888     $ 17,593,441     $43,722,894     $ 75,632,137

     United States generally
       accepted accounting
       principles adjustment
       (note 22(a), (f) and (g))     (1,199,914)     (13,115,888)     (17,593,441)              -      (31,909,243)
                                    ------------------------------------------------------------------------------
     Assets in accordance with
       United States generally
       accepted accounting
       principles as at
       December 31, 2001            $         -     $          -     $          -     $43,722,894     $ 43,722,894
                                    ------------------------------------------------------------------------------
                                    ------------------------------------------------------------------------------
     -------------------------------------------------------------------------------------------------------------

     ---------------------------------------------------------------------------------------------------------
                                                                                          2002            2001
     ---------------------------------------------------------------------------------------------------------
     Shareholders' equity in accordance with Canadian generally accepted
       accounting principles                                                     $  51,282,780    $ 59,655,648
     Patent and trademark rights                                                    (1,519,727)     (1,199,914)
     Medical technology                                                            (12,680,383)    (13,115,888)
     Acquired in-process research and development                                  (16,126,918)    (17,593,441)
     Investments                                                                     1,435,248               -
                                                                                 -----------------------------
     Shareholders' equity in accordance with United States generally accepted
       accounting principles                                                     $  22,391,000    $ 27,746,405
                                                                                 -----------------------------
                                                                                 -----------------------------
     Shareholders' equity is comprised of:
       Share capital                                                             $ 121,815,089    $113,533,928
       Additional paid-in capital                                                    7,831,714       9,998,867
       Deferred stock compensation                                                    (141,341)       (714,297)
       Other comprehensive income                                                    1,435,248               -
       Accumulated deficit                                                        (108,549,710)    (95,072,093)
                                                                                 -----------------------------
                                                                                 $  22,391,000    $ 27,746,405
                                                                                 -----------------------------
                                                                                 -----------------------------
     ---------------------------------------------------------------------------------------------------------

ID BIOMEDICAL 2002 ANNUAL REPORT

Years ended December 31, 2002, 2001 and 2000 (expressed in Canadian dollars)

NOTE 22. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES continued:

     -------------------------------------------------------------------------------------------------------------
                                                                               2002            2001           2000
     -------------------------------------------------------------------------------------------------------------
     Net earnings (loss) in accordance with Canadian generally
       accepted accounting principles                                  $(14,486,876)   $(14,716,324)   $ 4,601,486
     Patent and trademark rights expenditures, net of accumulated
       amortization                                                        (319,813)       (605,677)       (13,180)
     Medical technology expenditures, net of accumulated
       amortization                                                         435,505      (2,817,414)       691,140
     Acquired in-process research and development                         1,466,523     (17,593,441)             -
     Stock option compensation costs                                       (572,956)     (1,267,671)    (2,936,160)
     Additional interest on convertible debentures                                -               -         43,643
                                                                       -------------------------------------------
     Net earnings (loss) in accordance with United States generally
       accepted accounting principles                                  $(13,477,617)   $(37,000,527)   $ 2,386,929
                                                                       -------------------------------------------
                                                                       -------------------------------------------
     Net earnings (loss) per share in accordance with United States generally accepted accounting principles:
         Basic                                                         $      (0.43)   $      (1.29)   $      0.10
         Diluted                                                              (0.43)          (1.29)          0.10
                                                                       -------------------------------------------
                                                                       -------------------------------------------
     -------------------------------------------------------------------------------------------------------------

(j)  RECENT UNITED STATES ACCOUNTING STANDARDS:

     During 2002, the Financial Accounting Standards Board ("FASB") has issued four new pronouncements. None of these new pronouncements are expected to have a material impact on the Company's financial statements.

     In addition, the FASB and Emerging Issues Task Force ("EITF") have issued a variety of interpretations including the following interpretations with wide applicability:

     o Financial Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Discount Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" which addresses disclosure and initial recognition and measurement provisions related to guarantees. The disclosure provisions became effective for periods ending after December 15, 2002. The initial recognition and measurement provisions apply to guarantees issued after December 31, 2002.

     o Financial Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities", which addresses the consolidation of variable interest entities (formerly referred to as "Special-Purpose Entities"). The Interpretation is effective for interim or annual periods beginning after June 15, 2003.

     o The EITF reached a consensus on issue 00-21, "Revenue Arrangements with Multiple Deliverables". This consensus addresses issues related to separating and allocating value to the individual elements of a single customer arrangement involving obligations regarding multiple products, services, or rights which may be fulfilled at different points in time or over different periods of time. The EITF guidance is applicable for arrangements entered into in fiscal periods beginning after June 15, 2003.

     Although the Company has not completed its evaluation of the implications of EITF 00-21 on the Company's future financial statements, neither FIN 45 nor FIN 46 are expected to currently impact the Company's financial statements.


48.

MANAGEMENT'S DISCUSSION & ANALYSIS


All amounts following are expressed in Canadian dollars unless otherwise indicated

OVERVIEW

ID Biomedical Corporation (`the Company') is a North American biotechnology company focused on the development of proprietary subunit vaccines including those based on its Proteosome(TM) protein intranasal adjuvant/delivery technology. In addition, the Company owns and licenses rights to its proprietary genomics analysis system, Cycling Probe(TM) Technology (CPT).

The Company is developing subunit vaccines for the prevention of a number of different diseases. Subunit vaccines differ from traditional vaccines in that they consist of proteins or other components of the organism rather than the whole, live organism. The Company's product candidates in clinical development are:

     StreptAvax(TM) vaccine, a multivalent subunit vaccine against group A streptococcus. A prototype formulation of this vaccine has been tested in human clinical trials in the United States in collaboration with the University of Tennessee and the United States National Institutes of Health, and a more advanced formulation is currently being tested in human clinical trials with Dalhousie University in Canada; and

     FluINsure(TM) vaccine, an intranasally delivered subunit influenza vaccine, which has been tested in a Phase I Clinical Trial at the University of Rochester, two Phase II Clinical Trials in Canada, as well as a Phase II challenge trial in the United Kingdom.

The Company also has pre-clinical research programs that include the possible development of an allergy vaccine, a vaccine against Respiratory Syncitial Virus
(RSV) and vaccines against biological warfare agents. All of the Company's pre-clinical research programs are based on a potential platform vaccine technology for the intranasal delivery of vaccine antigens. This proprietary platform is trademarked Proteosome(TM) technology.

Using CPT, the Company has developed two rapid tests that identify antibiotic-resistant bacteria from culture under the trademark Velogene(TM). The Company believes that CPT has cost, time and ease of use advantages over some comparable gene detection systems currently on the market, but requires additional development to increase the sensitivity of the technology to be more widely used. Each of the Company's products has been cleared for sale in the U.S. by the Food and Drug Administration. In addition to developing these tests, the Company is licensing CPT and its patents in signal amplification to other parties in the genomics and diagnostic industry for further product and technology development. Currently, the Company has licensing arrangements in place with Applied Biosystems, Mitsubishi Chemical Corporation, Georgia Tech Research Corporation, Apogent Inc., and Takara Biomedical Group.


CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). A reconciliation of amounts presented in accordance with United States generally accepted accounting principles ("U.S. GAAP") is described in Note 22 to our consolidated financial statements for the year ended December 31, 2002. These accounting principles require us to make certain estimates and assumptions. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates and assumptions are made. Actual results could differ from our estimates. Areas of significant estimates include valuation and amortization of medical technology and recognition of deferred revenue.

The significant accounting polices that we believe are the most critical in fully understanding and evaluating our reported financial results include the following:

     o Revenue recognition
     o Medical technology

ID BIOMEDICAL 2002 ANNUAL REPORT

REVENUE RECOGNITION

Our revenue to date has primarily been derived from license fees which are comprised of initial fees and milestone payments from our CPT licensing arrangements. Non-refundable milestone payments are fully recognized upon the achievement of the milestone event when the Company has no further involvement or obligation to perform under the arrangement. Initial fees and milestone payments which require ongoing involvement or licensing are deferred and amortized into income over the estimated period of our ongoing involvement or licensing. If we determine that a company used our technology prior to signing a license, then a portion of the initial fee may be recognized upon signing the agreement to account for such prior use. Changes in our contractual arrangements or the nature or extent of our ongoing involvement on existing contracts in the future may impact the extent and timing of our revenue recognition.


MEDICAL TECHNOLOGY

The Company capitalizes the cost of acquiring medical technology.
Costs are amortized over the estimated useful life of the technology once use of the related product commences or once the Company enters into a licensing agreement with respect to the technology. We determine the estimated useful lives for medical technology based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. We review the carrying value of our intangible assets on an annual basis to determine if there has been a change in any of these factors. A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings.


CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2002, the Company adopted the new recommendations of the CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". This section requires that all stock-based payments made to non-employees be accounted for using the fair value based method. Section 3870 encourages the use of the fair value based method for all employee stock-based compensation plans, but only requires the use of this method for direct awards of stock, awards that call for settlement in cash or other assets, and stock appreciation rights. The Company has elected to account for stock options issued to employees and directors by the settlement method, which results in no compensation expense to the Company, and to disclose the pro forma effects on net earnings (loss) and net earnings (loss) per share as if the fair value based method of accounting had been used. Amounts received from employees on the exercise of stock options are recorded as share capital. The Company has disclosed the pro forma effect of accounting for these stock options under the fair value based method in note 2(p). The Company has no employee rewards outstanding for which the applications of the fair value method are required. (See also Note 15 to the consolidated financial statements for the year ended December 31, 2002).

Effective January 1, 2002, the Company adopted the new recommendations of the CICA Handbook Section 3062, "Goodwill and Other Intangible Assets". Under this section, goodwill and other intangible assets with an indefinite life are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Intangible assets with finite useful lives are amortized over their estimated useful life. The impairment test for goodwill is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is not considered necessary. In the second step, which would be carried out if the carrying amount of a reporting unit exceeds its fair value, the implied fair value of the reporting unit's goodwill is compared to its carrying amount to measure the amount of the impairment loss. The implied fair value of the reporting unit's goodwill is determined by calculating the residual amount of the fair value of a reporting unit after allocating the fair value to all assets of the reporting unit, less liabilities. When the carrying amount of a reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the statement of operations before extraordinary items and discontinued operations. As of January 1, 2002, the Company had unamortized goodwill in the amount


14.

                                              MANAGEMENT'S DISCUSSION & ANALYSIS
of $771,314 which is no longer being amortized. In accordance with Section 3062, this change in accounting policy is applied prospectively and amounts presented for prior periods are not restated. Adjusted net earnings (loss), is presented in Note 3 to the consolidated financial statements for the year ended December 31, 2002, and reflects net earnings (loss) of historical periods, adjusted to exclude amortization expense related to goodwill. (See Note 3 to the consolidated financial statements for the year ended December 31, 2002).


RESULTS FROM OPERATIONS

The Company recorded a net loss of $14.5 million ($0.46 per share) for the year ended December 31, 2002 compared to net loss of $14.7 million ($0.51 per share) for the year ended December 31, 2001. Contributing to the 2002 net loss is a $3.8 million write-down of the Company's investment in Third Wave Technologies, Inc., based on the fair value of the shares at December 31, 2002. Excluding this expense, the Company would have recorded a net loss of $10.7 million, or ($0.34) per share, for the year ended December 31, 2002.


REVENUES

For the year ended December 31, 2002, the Company's licensing revenues amounted to $10.9 million compared to $2.5 million in 2001. The increase in revenue over the comparable period is attributable to genomic licensing revenues, which increased as a result of the Company's agreement with Takara Biomedical Group ("Takara") in January 2002. Amortization of deferred licensing revenue in the amount of $2.6 million was recognized for the year ended December 31, 2002, versus $2.5 million for the year ended December 31, 2001. Based on the Company's current licensing agreements, amortization of deferred revenue is expected to continue at the present amount through 2006. The amortization of deferred revenue does not result in additional cash to the Company.

We expect to receive licensing fees and milestone payments in the future from existing and new partnership arrangements. The extent and timing of such additional licensing fees and milestone payments, if any, will be dependent upon the overall structure of current and any future agreements and development progress of licensed technology, including the achievement of development milestones by our partners.


EXPENDITURES

RESEARCH AND DEVELOPMENT

Research and development expenditures consists primarily of costs associated with subunit vaccines and gene-based testing (CPT) and accordingly, we track expenditures by these two segments.

For the years ending December 31, 2002, 2001, and 2000 approximately 93%, 79%, and 64% of our net research and development expenditures were spent on subunit vaccines and 7%, 21%, 36%, respectively were spent on gene-based testing programs.

Research and development costs are reported net of grants received by Technology Partnership of Canada and investment tax credits. Grants and tax credits totaled $2.8 million for the year ended December 31, 2002 as compared to $1.3 million for the ended December 31, 2001.

Net research and development expenses increased 75% to $12.4 million for the year ended December 31, 2002. This increase is largely due to operations of ID Biomedical Corporation of Quebec ("IDBQ"), which are consolidated into the results of the Company since May 15, 2001. Research and development expenses have also been impacted by the activities associated with advancing the Company's vaccine products in clinical development. Expenses associated with contract services, laboratory supplies, travel and salary all increased in support of clinical trials and the Company's new pilot vaccine manufacturing plant.

ID BIOMEDICAL 2002 ANNUAL REPORT

We expect to continue to incur substantial research and development expenses in the future associated with the continued advancement of the Company's vaccine products FluINsure(TM) and StreptAvax(TM).


GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses increased 17% to $4.8 million for the year ended December 31, 2002. This increase reflects the operations of IDBQ consolidated into the results of the Company since May 15, 2001.

For 2003, a moderate increase in general and administrative expenses is expected as activities increase in support of our continued advancement of the Company's vaccine products and business development activities.


DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense relates to equipment, patent and trademark rights, and medical technology. For the year ended December 31, 2002 depreciation and amortization expense increased 29% to $4.0 million. This increase reflects the amortization of the medical technology asset recognized on the purchase of IDBQ and the depreciation and amortization of the IDBQ assets that were acquired, all of which were consolidated into the Company's results as of May 15, 2001. The cessation of amortization of goodwill in 2002 did not have a material impact.

We believe that depreciation and amortization expense will increase moderately in 2003 due to capital asset additions to support clinical trial programs.


INVESTMENT AND OTHER INCOME

Investment and other income of $0.6 million for the year ended December 31, 2002 decreased by $1.6 million compared to the year ending December 31, 2001. This decrease is a result of declining interest rates on short term investments, decreases in short term investments, contract revenue (classified as other income) received in 2001 that did not occur in 2002, and a foreign exchange loss of $0.2 million for the year ended December 31, 2002 as compared to a $0.2 million gain for the year ended December 31, 2001, due to the strengthening of the Canadian dollar versus the US dollar.

The Company expects investment and other income will continue to fluctuate in relation to cash balances, interest rates, foreign exchange rates, and contract revenue.


INTEREST EXPENSES

Interest expense increased 14% to $0.2 million for the year ended December 31, 2002. Interest expense increased as a result of debt that was inherited from IDBQ and the addition of a note payable arising from the Company's increased ownership of ID Biomedical Corporation of Washington in November 2001.


INCOME TAXES

The Company recorded income taxes of $0.8 million for the year ended December 31, 2002 as compared to $0 for the year ended December 31, 2001. This amount represents foreign withholding taxes recorded on licensing revenues from Takara. The Company will receive a foreign tax credit, equal to this amount, to be used against future taxable income.


LIQUIDITY AND CAPITAL RESOURCES

Since its inception, the Company has financed its technology acquisitions, research and development activities and capital expenditures from private and public equity financing and leasing transactions. The Company has also received proceeds from the licensing of its Cycling Probe(TM) Technology, TB vaccine, the MRSA and VRE products, milestone payments relating to its MRSA product, contract revenue from collaborative research and development agreements with corporate partners and funding through government grant programs. We expect future short and long term funding to be provided from similar sources.


16.

                                             MANAGEMENT'S DISCUSSION & ANALYSIS

The Company's primary objective for the investment of funds is to preserve the Company's cash for research, development and operating expenditures by investing in low risk, readily marketable securities. During the year ended December 31, 2002, the Company's cash and short-term investments position decreased from $33.7 million at December 31, 2001 to $23.8 million at December 31, 2002. The Company's working capital also decreased from $30.6 million to $20.7 million for the same time period. These decreases resulted from the funding of the Company's operations and from the write-down of the investment in Third Wave Technologies, Inc., net of the effect of licensing revenues received from Takara. Also impacting on the Company's liquidity and capital resources are the exercise of outstanding warrants and stock options, debt repayment and capital asset additions relating to the vaccine manufacturing plant and in support of increased operational activities. Subsequent to December 31, 2002, we sold a marketable security having a carrying value of $0.8 million for cash consideration of approximately $2.5 million.

Cash used in operating activities was $7.2 million of the year ended December 31, 2002 compared to $9.5 million for the year ended December 31, 2001.

Additions to equipment were $1.7 million for the year ended December 31, 2002 compared to $1.8 million for the year ended December 31, 2001. Patent and trademarks rights obtained during 2002 amounted to $0.4 million compared to $0.5 million in 2001. Medical technology acquired during 2002 totaled $0.6 million compared to $0.8 million in 2001.

Net cash provided by financing activities was $3.6 million for the year ended December 31, 2002 compared to $5.8 million for the year ended December 31, 2001. In 2002 the Company made debt payments totaling $2.2 million, debt payments in 2001 totaled $0.1 million. The required principal payment on debt and capital leases for 2003 is $1.1 million.

We have no relationships with any "special purpose" entities and have no commercial commitments with related parties. The only contractual obligations are in the form of operating leases, capital leases, notes payable and future research and development expenditures.

We expect that our available cash resources, working capital, expected interest income, expected licensing revenue and estimated funding from corporate partnerships, should be sufficient to satisfy the funding of existing product development programs and other operating and capital requirements for at least the next 12-18 months. The amounts of the expenditures that will be necessary to execute our business plan are subject to numerous uncertainties, which may adversely affect liquidity and capital resources to a significant extent. Our two lead products, StreptAvax(TM) vaccine and FluINsure(TM) vaccine, are in Phase II clinical trials. Completion of clinical trials may take several years or more, but the length of time generally varies substantially according to the type, complexity, novelty and intended use of a product. The duration and the cost of clinical trials may vary significantly over the life of a project as a result of unanticipated developments arising during the clinical trials and the duration and cost therefore cannot be estimated.

RISKS AND UNCERTAINTIES

The Company will require additional capital to fund its ongoing research and development, product development, and other operating activities. As a result, the Company intends to seek funds from a variety of sources, including corporate alliances, cooperative research and development agreements and other financing arrangements. In addition, the Company will likely issue securities if it determines that additional capital could be obtained under favorable conditions. However, there can be no assurance that these funds will be available on favorable terms, if at all.

To the extent possible, management implements strategies to reduce or mitigate the risks and uncertainties associated with the Company's business. Operating risks include (i) the Company's ability to successfully complete pre-clinical and clinical development of its products, (ii) the Company's ability to obtain and

ID BIOMEDICAL 2002 ANNUAL REPORT
enforce timely patent and other intellectual property protection and to avoid or license third party intellectual property covering its technology and products,
(iii) decisions, and the timing of decisions, made by health regulatory agencies regarding approval of the Company's products, (iv) the Company's ability to complete and maintain corporate alliances relating to the development and commercialization of its technology and products, (v) market acceptance of the Company's technology and products, (vi) the competitive environment and impact of technological change, and (vii) the continued availability of capital to finance the Company's activities.


RECENT PRONOUNCEMENTS

The CICA has adopted several new standards, including the following pronouncements with wide applicability, which will become effective in future periods:

Section 3063, "Impairment of Long-Lived Assets", addresses the recognition, measurement and disclosure of the impairment of long-lived assets by profit-oriented enterprises. The standard is effective for fiscal years beginning on or after April 1, 2003.

Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations", addresses recognition, measurement, presentation and disclosure of the disposal of long-lived assets, as well as the presentation and disclosure of discontinued operations for profit-oriented enterprises and not-for-profit organizations. The standard is applicable to disposal activities initiated by an enterprise's commitment to a plan on or after May 1, 2003.

Although the Company has not completed its evaluation of the implications of these standards, neither Section 3063 nor Section 3475 are expected to currently impact the Company's financial statements.


FORWARD-LOOKING STATEMENTS AND CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS

The information in this annual report contains so-called forward-looking statements. These include statements about ID Biomedical's expectations, beliefs, intentions or strategies for the future, which it indicates by words or phrases such as "anticipate", "expect", "intend", "plan", "will", "we believe", "ID Biomedical believes", "management believes" and similar language. All forward-looking statements are based on ID Biomedical's current expectations and are subject to risks uncertainties and to assumptions made. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include: (i) the ability to successfully complete pre-clinical and clinical development of its products;
(ii) the ability to obtain and enforce timely patent and intellectual property protection for its technology and products; (iii) the ability to avoid, either by product design, licensing arrangement or otherwise, infringement of third parties' intellectual property; (iv) decisions, and the timing of decisions, made by the health regulatory agencies regarding approval of its products for human testing; (v) the ability to complete and maintain corporate alliances relating to the development and commercialization of its technology and product;
(vi) market acceptance of its technology and products; (vii) the ability to obtain sufficient financial resources; and (vii) the competitive environment and impact of technological change. There is no guarantee that the development path from Phase I to Phase II to Phase III and so on will be either linear or successful. ID Biomedical bases its forward-looking statements on information currently available to it, and assumes no obligation to update them.


18.

                                              MANAGEMENT'S DISCUSSION & ANALYSIS

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING


The accompanying consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and have been approved by the Board of Directors.

In support of this responsibility, management maintains a system of disclosure controls and procedures and internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The consolidated financial statements include amounts, which are based on the best estimates and judgments of management.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board of Directors exercises this responsibility principally through the Audit Committee. The Audit Committee consists of five directors not involved in the daily operations of the Company. The Audit Committee meets with management and the external auditors to satisfy itself that management's responsibilities are properly discharged and to review the financial statements prior to their presentation to the Board of Directors for approval.

The external auditors, KPMG, LLP conduct an independent examination, in accordance with Canadian generally accepted auditing standards, and expresses their opinion on the consolidated financial statements. The external auditors have free and full access to the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

            DISCLOSURE CONTROLS AND PROCEDURES, AND INTERNAL CONTROLS


Pursuant to the Sarbanes-Oxley Act of 2002 as adopted by the U.S. Securities and Exchange Commission, management evaluates the effectiveness of the design and operation of the Corporation's disclosure controls and procedures (disclosure controls) and internal controls for financial reporting (internal controls). This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Vice President of Finance and Administration.

Disclosure controls are procedures designed to ensure that information required to be disclosed in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis, and that management, including the Chief Executive Officer and the Vice President of Finance and Administration, can make timely decisions utilizing such information. Internal controls are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Within 90 days prior to the filing of this annual report, management evaluated the effectiveness of disclosure controls and internal controls. Based on that evaluation, the Chief Executive Officer and Vice President, Finance and Administration have concluded that:

          ID Biomedical's disclosure controls are effective in ensuring that material information relating to ID Biomedical is made known to management on a timely basis, and is included in this annual report; and

          ID Biomedical's internal controls are effective in providing assurance that the consolidated financial statements for 2002 are fairly presented.

To the best of these officers' knowledge and belief, there have been no significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date on which such evaluation was completed in connection with this annual report, including any corrective actions with regard to significant deficiencies and material weaknesses.

           CODE OF ETHICS FOR SENIOR EXECUTIVE AND FINANCIAL OFFICERS

ID Biomedical has adopted a code of business conduct and ethics that applies to all of the company's directors, officers and employees. The full text of our code of ethics is attached as Exhibit A to this annual report. Our code of ethics is comprised of standards that are reasonably designed to deter wrongdoing and to promote:

          (1) Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

          (2) Full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the SEC and in other public communications made by us;

          (3) Compliance with applicable governmental laws, rules, and regulations;

          (4) The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

          (5) Accountability for adherence to the code.

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.       UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file this Annual Report on Form 40-F arises, or transactions in such securities.

B.       CONSENT TO SERVICE OF PROCESS

The Registrant is concurrently filing with the Commission a Form F-X.


                                    SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

                                    ID BIOMEDICAL CORPORATION



                                    By:  /s/ Anthony F. Holler
                                       ----------------------------------------
                                       Dr. Anthony F. Holler,
                                       Chief Executive Officer
May 14, 2003

CERTIFICATIONS*

I, Anthony F. Holler, certify that:

1.   I have reviewed this annual report on Form 40-F of ID Biomedical
     Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: May 14, 2003

/S/ ANTHONY F. HOLLER

-----------------------
Anthony F. Holler
CEO

CERTIFICATIONS*

I, Richard Bear, certify that:

1.   I have reviewed this annual report on Form 40-F of ID Biomedical
     Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  May 14, 2003

/S/ RICHARD BEAR

-----------------------
Richard Bear
Vice President of Finance and Administration

                                  EXHIBIT INDEX


NUMBER           DOCUMENT

Exhibit 1        ID Biomedical Corporation Notice of Meeting and Information Circular
                 (the "Circular") for 2003 Annual General Meeting of Members,
                 dated April 22, 2003

Exhibit 2        Code of Conduct and Business

Exhibit 3        Consent of  KPMG

Exhibit 4        Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act
