Form 40-F
period 2003-12-31
ID BIOMEDICAL CORP
filed 2004-05-20
CIK 889330

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

For the fiscal year ended December 31, 2003     Commission File Number 000-20390

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

                             1630 WATERFRONT CENTER
                               200 BURRARD STREET
                           VANCOUVER, BRITISH COLUMBIA
                         CANADA, V6C 3L6, (604) 431-9314
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANTS' PRINCIPAL EXECUTIVE OFFICES)

                     ID BIOMEDICAL CORPORATION OF WASHINGTON
               19204 NORTH CREEK PARKWAY, SUITE 100 BOTHELL 98011
                                 (425) 482-2601
            (NAME, ADDRESS (INCLUDING ZIP CODE) AND TELEPHONE NUMBER
        (INCLUDING AREA CODE) OF AGENT FOR SERVICE IN THE UNITED STATES)

                   ------------------------------------------

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

TITLE OF EACH CLASS:                NAME OF EACH EXCHANGE ON WHICH REGISTERED:
--------------------                ------------------------------------------
Common Shares,                               The Toronto Stock Exchange
without par value                            The Nasdaq Stock Market

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

                      The Registrant had 41,944,847 shares
                        outstanding at December 31, 2003

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the registrant in connection with such rule.

                          Yes ___ 82-____       No X
                                                  ---

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
                          Yes X                 No ___
                             ---

                                TABLE OF CONTENTS


                                                                  Page Number
Principal Documents                                                     1

Controls and Procedures                                                 1

Audit Committee Financial Expert                                        1

Code of Ethics                                                          1

Principal Accountant Fees and Services                                  2

Pre-Approval Policies                                                   2

Off-Balance Sheet Arrangements                                          2

Disclosure of Contractual Obligations                                   2

Identification of Audit Committee                                       3

Undertaking and Consent to Service of Process                           3


                                    EXHIBITS

EXHIBIT                           DESCRIPTION
-------  -----------------------------------------------------------------------
1        Annual Information Form of the Registrant for the fiscal year ended
         December 31, 2003.

2 Consolidated Audited Financial Statements of the Registrant for the year ended December 31, 2003, including a reconciliation to United
         States generally accepted accounting principles and Auditors' Report to the Shareholders.

3 Management's Discussion and Analysis of the Registrant for the year ended December 31, 2003.

4        Code of Ethics.

5        Consent of KPMG LLP.

6.1 Certifications of Chief Executive Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
         (18 U.S.C. 1350).

6.2      Certifications of Principal Financial Officer pursuant to
         Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the
         United States Code (18 U.S.C. 1350).

Except where otherwise indicated, all dollar amounts stated in this Annual Report on Form 40-F are Canadian dollars.

PRINCIPAL DOCUMENTS

    The following documents have been filed as part of this Annual Report on Form 40-F:

A.   ANNUAL INFORMATION FORM

    For our Annual Information Form for the year ended December 31, 2003, see
Exhibit 1 of this Annual Report on Form 40-F.

 B.  AUDITED ANNUAL FINANCIAL STATEMENTS

    For our consolidated audited financial statements for the year ended December 31, 2003, including the report of independent chartered accountants with respect thereto, see Exhibit 2 of this Annual Report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 21 of the Notes to the Consolidated Financial Statements.

C.   MANAGEMENT'S DISCUSSION AND ANALYSIS

    For Management's Discussion and Analysis for the year ended December 31, 2003, see Exhibit 3 of this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES

 A.  DISCLOSURE CONTROLS AND PROCEDURES

    Within 90 days prior to the date of this report we carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls. Based on this evaluation, the Chief Executive Officer and Principal Financial Officer concluded, that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC reports. It should be noted that the design of any system of control is based in part on certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

 B.  CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

    We have reviewed our internal controls, and there were no significant changes to our internal controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

AUDIT COMMITTEE FINANCIAL EXPERT

    Our board of directors has determined that Richard H. McCoy is an audit committee financial expert serving on its audit committee (as defined in paragraph 8(b) of General Instruction B to Form 40-F). For a description of Mr. McCoy's relevant experience in financial matters, see Mr. McCoy's employment history in the section "Directors and Officers" in the Registrant's Annual Information Form for the year ended December 31, 2003, which is filed as Exhibit 1 to this Annual Report on Form 40-F.

CODE OF ETHICS

     Our code of ethics applicable to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions is disclosed in our Code of Ethics, which is filed as Exhibit 4 to this Annual Report on Form 40-F. In the event that we:

     (i) amend any provision of our Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions that relates to any element of the code of ethics definition enumerated in paragraph (9)(b) of General Instruction B to Form 40-F, or

     (ii) grant a waiver, including an implicit waiver, from a provision of our Code of Ethics to any of our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions that relates to any element of the code of ethics definition as enumerated in paragraph (9)(b) of General Instruction B to Form 40-F we will disclose in a Form 6-K any amendment to, or waiver of, a provision of our Code of Ethics that relates to the items set forth above. Such disclosure will specifically describe the nature of the amendment or waiver, and will, in the case of a waiver, name the person to whom the waiver was granted.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The following table provides information about the fees billed to us for professional services rendered by KPMG LLP, our principal accountants, during fiscal 2003 and 2002, respectively:


                                                             AGGREGATE FEES BILLED BY THE
                                                                 PRINCIPAL ACCOUNTANT
                                                           ---------------------------------
                                                             2003                      2002
                                                           -------                   -------
                                                                     ($ thousands)
     Audit fees                                            328,113                   123,000
     Audit-related fees                                     24,786                      -
     Tax fees                                               74,100                    35,000
     All other fees                                           -                       98,350
     Total Fees                                            426,999                   256,350


For the year ended December 31, 2003, the total amount of fees paid by the Company to KPMG LLP for professional services rendered was $426,999. These fees were paid as follows:

AUDIT FEES. Audit fees consist of fees for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements. The Company paid KPMG LLP a total of $140,000 for audit services in connection with the audit of the Company's annual consolidated financial statements for the year ended December 31, 2002 and the review of the Company's quarterly consolidated financial statements for 2003. The Company paid $188,113 for audit services in connection with financing activities.

AUDIT-RELATED FEES. The Company paid KPMG LLP a total of $24,786 for audit related services rendered during the year ended December 31, 2003 consisting of consultation on accounting issues.

TAX FEES. Tax fees of $74,100 included tax compliance, tax planning, tax advice and various taxation matters.

ALL OTHER FEES.  N/A


PRE-APPROVAL POLICIES

Since the enactment of the Sarbanes-Oxley Act of 2002 on July 30, 2002, all audit and non-audit services performed by the Registrant's auditor for the fiscal year ended December 31, 2003 were pre-approved by the audit committee of the Registrant. See the section entitled "Charter of the Audit Committee" in the Registrant's Annual Information Form for the year ended December 31, 2003, which is filed as Exhibit 1 to this Annual Report on Form 40-F.


OFF-BALANCE SHEET ARRANGEMENTS

     The Registrant has no off-balance sheet arrangements to report. See the section entitled "Off Balance Sheet Transactions and Contractual Commitments" in the Registrant's Annual Information Form for the year ended December 31, 2003, which is filed as Exhibit 1 to this Annual Report on Form 40-F.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     In the normal course of business, the Registrant is obligated to make future payments. These obligations represent contracts and other commitments that are known and non-cancelable.

                                                                  CONTRACTUAL OBLIGATIONS
                                                                   PAYMENT DUE BY PERIOD
                                           --------------------------------------------------------------------
                                              TOTAL         2004        2005-2006     2007-2008      THEREAFTER
                                              -----         ----        ---------     ---------      ----------
                                                                       ($ thousands)
Long-term debt obligations
Capital (Finance) Lease Obligations           245           190         55            -              -
Operating Lease Obligations                   10,773        1,089       2,373         2,428          4,884
Purchase Obligations                          -             -           -             -              -
Other Long-Term Liabilities Reflected on      -             -           -             -              -
the Company's Balance Sheet under GAAP
of the primary financial statements

         Total                                11,018        1,279       2,428         2,428          4,884

IDENTIFICATION OF AUDIT COMMITTEE

     The Registrant has established an Audit Committee in accordance with section 15 U.S.C. 78c(a)(58)(A). Each of the following directors serves on the Audit Committee: Richard H. McCoy, Dr. Richard Bastiani, Michel Greco, Jon S. Saxe, Dr. Brian J. Underdown, and Daniel A. Carriere. See the section entitled "Committees of the Board of Directors - Audit Committee" in the Registrant's Annual Information Form for the year ended December 31, 2003, which is filed as
Exhibit 1 to this Annual Report on Form 40-F.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when required to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

     A Form F-X signed by us and our agent for service of process is filed with the Commission together with this Annual Report.

     Any change to the name and address of the agent for service for service of process shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X.

                                   SIGNATURES

    Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F, and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

                                            ID BIOMEDICAL CORPORATION

                                            By: /s/ ANTHONY F. HOLLER
                                                -------------------------------
                                                Name:   Anthony F. Holler
                                                Title:  Chief Executive Officer

                               Date:   May 19, 2004

                                 CERTIFICATIONS

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

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

         (a) designed such disclosure controls and procedures, or caused such disclosure procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         (b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

         (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

         (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls.

6. The Registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated:  May 19, 2004

                                           By: /s/ ANTHONY F. HOLLER
                                               ---------------------------------
                                               Name:  Anthony F. Holler
                                               Title: Chief Executive Officer

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

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

         (a) designed such disclosure controls and procedures, or caused such disclosure procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         (b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

         (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

         (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls.

6. The Registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated:  May 19, 2004

                                            By: /s/ RICHARD BEAR
                                                --------------------------------
                                            Name: Richard Bear
                                            Title: Principal Financial Officer