Form 40-F
period 2004-12-31
ID BIOMEDICAL CORP
filed 2005-04-01
CIK 889330

                                  UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM 40-F

/ /           REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

/X/    ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004     Commission File Number 000-20390

                            ------------------------

                            ID BIOMEDICAL CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

       BRITISH COLUMBIA                              6794                           NOT APPLICABLE
(PROVINCE OR OTHER JURISDICTION          (PRIMARY STANDARD INDUSTRIAL              (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)         CLASSIFICATION CODE NUMBER)              IDENTIFICATION NO.)

                             1630 WATERFRONT CENTER
                               200 BURRARD STREET
                           VANCOUVER, BRITISH COLUMBIA
                         CANADA, V6C 3L6, (604) 431-9314
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                     ID BIOMEDICAL CORPORATION OF WASHINGTON
                      19204 NORTH CREEK PARKWAY, SUITE 100
                            BOTHELL, WASHINGTON 98011
                                 (425) 482-2601
            (NAME, ADDRESS (INCLUDING ZIP CODE) AND TELEPHONE NUMBER
        (INCLUDING AREA CODE) OF AGENT FOR SERVICE IN THE UNITED STATES)

                   ------------------------------------------

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      None

               Securities registered or to be registered pursuant
                          to Section 12(g) of the Act:

TITLE OF EACH CLASS:                                  NAME OF EACH EXCHANGE ON WHICH REGISTERED:
--------------------                                  ------------------------------------------
Common Shares, without par value                      The Toronto Stock Exchange
                                                      The Nasdaq Stock Market

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

                   The Registrant had 42,725,193 Common Shares
                        outstanding at December 31, 2004

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the registrant in connection with such rule.

                      Yes  / /                   No  /X/

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

                      Yes  /X/                   No  / /

                                TABLE OF CONTENTS

                                                                           Page Number
Principal Documents                                                             1
Controls and Procedures                                                         1
Code of Ethics                                                                  1
Principal Accountant Fees and Services                                          2
Pre-Approval Policies                                                           2
Off-Balance Sheet Arrangements                                                  3
Disclosure of Contractual Obligations                                           3
Identification of Audit Committee                                               3
Audit Committee Financial Expert                                                3
Regulation BTR Notices                                                          3
Disclosure Pursuant to Requirements of the Nasdaq Stock Market                  3
Undertaking                                                                     4
Consent to Service of Process                                                   4


                                    EXHIBITS

EXHIBIT                                                 DESCRIPTION
-------         --------------------------------------------------------------------------------------------------
1               Annual Information Form of the Registrant for the fiscal year ended December 31, 2004.

2               Audited Consolidated Financial Statements of the Registrant for the year ended December 31,
                2004, including a reconciliation to United States generally accepted accounting principles and Auditors' Report to the
                Shareholders.

3               Management's Discussion and Analysis of the Registrant for the year ended December 31, 2004.

4               Code of Ethics (incorporated by reference to Exhibit 1 to the Annual Information Form attached as Exhibit 1 hereto).

5               Consent of KPMG LLP.

99.1            Certifications of Chief Executive Officer pursuant to Rule 13(a)-14(a).

99.2            Certifications of Principal Financial Officer pursuant to Rule 13(a)-14(a).

99.3            Certifications of Chief Executive Officer pursuant to Rule 13(a)-14(b) and Section 1350 of
                Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

99.4            Certifications of Principal Financial Officer pursuant to Rule 13(a)-14(b) and Section 1350 of
                Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

Except where otherwise indicated, all dollar amounts stated in this Annual Report on Form 40-F are Canadian dollars.

PRINCIPAL DOCUMENTS

    The following documents have been filed as part of this Annual Report on Form 40-F:

A.   ANNUAL INFORMATION FORM

    For our Annual Information Form for the year ended December 31, 2004, see
Exhibit 1 to this Annual Report on Form 40-F.

 B.  AUDITED ANNUAL FINANCIAL STATEMENTS

    For our Audited Consolidated Financial Statements for the year ended December 31, 2004, including the report of independent chartered accountants and comments for U.S. readers on Canada-U.S. reporting differences with respect thereto, see Exhibit 2 to this Annual Report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 25 of the Notes to the Audited Consolidated Financial Statements.

C.   MANAGEMENT'S DISCUSSION AND ANALYSIS

    For Management's Discussion and Analysis for the year ended December 31, 2004, see Exhibit 3 to this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES

 A.  DISCLOSURE CONTROLS AND PROCEDURES

    We have carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 40-F. Based on this evaluation, our Chief Executive Officer and Principal Financial Officer have concluded that our disclosure controls and procedures are effective in ensuring that information that we are required to disclose in our reports filed with the U.S. Securities and Exchange Commission (the "Commission") is recorded, processed, summarized and reported, within the time periods specified by Commission rules. It should be noted that the design of any system of controls is based in part on certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

 B.  CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

    There were no significant changes to our internal control over financial reporting that occurred during the period covered by this Annual Report on Form 40-F that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

CODE OF ETHICS

We maintain a code of ethics ("Code of Ethics") applicable to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, which is filed as Exhibit 4 to this Annual Report on Form 40-F. We also maintain a Code of Business Conduct and Ethics ("Code of Business Conduct" and together with the Code of Ethics, our "Codes of Ethics and Business Conduct") that is applicable to all employees. A copy of our Code of Business Conduct is available upon request directed to the Company's Secretary located at: 1630 Waterfront Center, 200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L6, (604) 431-9314. In the event that we:

     (i) amend any provision of our Codes of Ethics and Business Conduct that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions that relates to any element of the code of ethics definition enumerated in paragraph (9)(b) of General Instruction B to Form 40-F, or

    (ii) grant a waiver, including an implicit waiver, from a provision of our Codes of Ethics and Business Conduct to any of our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions that relates to any element of the code of ethics definition as enumerated in paragraph
         (9)(b) of General Instruction B to Form 40-F

we will disclose in our Annual Report on Form 40-F or a Form 6-K any amendment to, or waiver of, a provision of our Codes of Ethics and Business Conduct that relates to the items set forth above. Such disclosure will specifically describe the nature of the amendment or waiver, and will, in the case of a waiver, name the person to whom the waiver was granted.

In March, 2005, our Board of Directors approved a waiver of the requirements of the Company's Code of Business Conduct in respect of an inadvertent, technical breach of the Company's stock trading policy by Todd R. Patrick, our President. The trading decision and all actions taken by Mr. Patrick were in accordance with applicable law. The Board of Directors did not view this at a material breach.


PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information about the fees billed to us for professional services rendered by KPMG LLP, our principal accountant, during fiscal 2004 and 2003, respectively:

                                                    AGGREGATE FEES BILLED BY OUR
                                                        PRINCIPAL ACCOUNTANT
                                             -------------------------------------------
                                                        2004                     2003
                                             -------------------      ------------------
     Audit fees                               $      363,788            $     328,113
     Audit-related fees                              200,589                   24,786
     Non-audit services                              268,790                   74,100
     Total fees                               $      833,167            $     426,999

For the year ended December 31, 2004, the total amount of fees paid by the Company to KPMG LLP for professional services rendered was $833,167. These fees were paid as follows:

AUDIT FEES - Audit fees were paid for services rendered by the auditors for the audit of the Company's annual consolidated financial statements for the year ended December 31, 2004 and the review of the Company's quarterly consolidated financial statements for 2004 and services provided in connection with statutory and regulatory filings or engagements, including accounting consultations on specific issues related to the year-end audit.

AUDIT RELATED FEES - Audit related fees were paid for assurance and related services that are reasonably related to the performance of services that are traditionally performed by an independent auditor, and which are not reported under the audit fees item above. These services consisted of general advice and consultations on accounting standards, assistance related to due diligence and the acquisition of the Shire businesses during the year.

NON-AUDIT SERVICES - Non-audit services include tax fees paid for tax compliance services, including the review of original and amended tax returns, assistance with questions regarding tax audits and assistance in completing routine tax schedules and calculations.


PRE-APPROVAL POLICIES

    Since the enactment of the Sarbanes-Oxley Act of 2002 on July 30, 2002 through the end of the period covered by this Annual Report on Form 40-F, all audit and non-audit services performed by our auditor have been pre-approved by our audit committee. See the section entitled "Charter of the Audit Committee" in our Annual Information Form for the year ended December 31, 2004, which is filed as Exhibit 1 to this Annual Report on Form 40-F.

OFF-BALANCE SHEET ARRANGEMENTS

     We have no off-balance sheet arrangements to report. See the section entitled "Off Balance Sheet Transactions and Contractual Commitments" in our Annual Information Form for the year ended December 31, 2004, which is filed as
Exhibit 1 to this Annual Report on Form 40-F.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     In the normal course of business, the Registrant is obligated to make future payments. These obligations represent contracts and other commitments that are known and non-cancelable.

                                                                 CONTRACTUAL OBLIGATIONS
                                      -----------------------------------------------------------------------------
                                                                 PAYMENTS DUE BY PERIOD
                                      -----------------------------------------------------------------------------
                                                      LESS THAN      1 - 3        3 - 5       MORE THAN
                                         TOTAL         1 YEAR        YEARS        YEARS        5 YEARS
                                      ------------   -----------   ---------   -----------  -----------------------
                                                                      ($ thousands)
Long-term debt obligations              37,043        990           -             3,610         32,443
Capital (Finance) Lease Obligations     49            30            19            -             -
Operating Lease Obligations             12,245        2,239         3,190         2,755         4,061
Purchase Obligations                    -             -             -             -             -
Other Long-Term Liabilities Reflected
   on the Company's Balance Sheet
   under GAAP of the primary
   financial statements                 -             -             -             -             -

         Total                          49,337        3,259         3,209         6,365         36,504

IDENTIFICATION OF AUDIT COMMITTEE

     We have established an audit committee in accordance with section 15 U.S.C. 78c(a)(58)(A). Each of the following directors serves on the audit committee:
Richard H. McCoy, Dr. Richard Bastiani, Michel Greco, Jon S. Saxe, Dr. Brian J. Underdown, and Daniel A. Carriere. See the section entitled "Committees of the Board of Directors - Audit Committee" in our Annual Information Form for the year ended December 31, 2004, which is filed as Exhibit 1 to this Annual Report on Form 40-F.

AUDIT COMMITTEE FINANCIAL EXPERT

    Our board of directors has determined that Richard H. McCoy is an audit committee financial expert serving on our audit committee (as defined in paragraph 8(b) of General Instruction B to Form 40-F). For a description of Mr. McCoy's relevant experience in financial matters, see Mr. McCoy's employment history in the section entitled "Directors and Officers" in our Annual Information Form for the year ended December 31, 2004, which is filed as Exhibit 1 to this Annual Report on Form 40-F.

REGULATION BTR NOTICES

    We were not required to send any notice required by Regulation BTR to executive officers or directors concerning any equity security subject to a blackout period under Regulation BTR during the period covered by this Annual Report on Form 40-F.

DISCLOSURE PURSUANT TO REQUIREMENTS OF THE NASDAQ STOCK MARKET

    The Nasdaq Stock Market has granted us an exemption from NASD Marketplace Rule 4350(f), which requires that a quorum for any meeting of holders of common shares be no less than 33 1/3% of the outstanding shares of a company's common voting stock. This exemption was granted because such requirement is inconsistent with our home country practice. The Toronto Stock Exchange, the primary market in Canada for our securities, does not mandate any quorum requirements for shareholder meetings. Furthermore, our home country rules and regulations do not have a quorum requirement similar to that mandated by Marketplace Rule 4350(f) and the quorum requirement for shareholder meetings as set out in our by-laws is permitted by all such home country rules and regulations. The foregoing disclosure was inadvertently omitted from the Company's Form 40F with respect to the year ended December 31, 2003.

UNDERTAKING

     We undertake to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when required to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

     We have previously filed a Form F-X in connection with the class of securities to which the obligation to file this Annual Report on Form 40-F arises. Any change to the name and address of the agent for service of process shall be communicated promptly to the Commission by an amendment to the Form F-X.

                                   SIGNATURES

    Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

                                           ID BIOMEDICAL CORPORATION


                                           By:  /s/ Anthony F. Holler
                                                -------------------------------
                                                Name: Anthony F. Holler
                                                Title:  Chief Executive Officer
                                                Date:   March ___, 2005