Form 40-F/A
period 2004-12-31
ID BIOMEDICAL CORP
filed 2005-09-06
CIK 889330

UNITED STATES
SECURITIES EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F/A

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004      Commission File Number 000-20390

ID BIOMEDICAL CORPORATION

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

BRITISH COLUMBIA	6794	NOT APPLICABLE
(PROVINCE OR OTHER JURISDICTION	(PRIMARY STANDARD INDUSTRIAL	(I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)	CLASSIFICATION CODE NUMBER)	IDENTIFICATION NO.)

1630 WATERFRONT CENTER

200 BURRARD STREET

VANCOUVER, BRITISH COLUMBIA

CANADA, V6C 3L6, (604) 431-9314

(ADDRESS AND TELEPHONE NUMBER OF REGISTRANT’S PRINCIPAL EXECUTIVE OFFICES)

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

☐ Annual information form                                              ☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by this annual report.

The Registrant had 42,725,193 Common Shares

outstanding at December 31, 2004

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the registrant in connection with such rule.

Yes  ☐                No  ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒                No  ☐

Explanatory Note

                This Amended Form 40-F is being filed by the registrant solely to include additional disclosure related to its funding facility with Shire Bio-Chem, Inc., entered into in September 2004.  The additional information is set forth under the sub heading "Disclosure of Contractual Obligations - Accounting for Funds Received under Shire Funding Facility".

TABLE OF CONTENTS

Principal Documents
Controls and Procedures
Code of Ethics
Principal Accountant Fees and Services
Pre-Approval Policies
Off-Balance Sheet Arrangements
Disclosure of Contractual Obligations
Identification of Audit Committee
Audit Committee Financial Expert
Regulation BTR Notices
Disclosure Pursuant to Requirements of the Nasdaq Stock Market
Undertaking
Consent to Service of Process

EXHIBITS

EXHIBIT	DESCRIPTION

1	Annual Information Form of the Registrant for the fiscal year ended December 31, 2004. *

2

Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2004, including a reconciliation to United States generally accepted accounting principles and Auditors’ Report to the Shareholders. *

3	Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2004. *

4	Code of Ethics. *

5	Consent of KPMG LLP.

99.1	Certifications of Chief Executive Officer pursuant to Rule 13(a)-14(a).

99.2	Certifications of Principal Financial Officer pursuant to Rule 13(a)-14(a).

99.3	Certifications of Chief Executive Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

99.4	Certifications of Principal Financial Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

*              Filed previously in the registrant’s Form 40-F, filed April 1, 2005.

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

C.                                     MANAGEMENT’S DISCUSSION AND ANALYSIS

For Management’s Discussion and Analysis for the year ended December 31, 2004, see Exhibit 3 to this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES

A.                                   DISCLOSURE CONTROLS AND PROCEDURES

We have carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 40-F. Based on this evaluation, our Chief Executive Officer and Principal Financial Officer have concluded that our disclosure controls and procedures are effective in ensuring that information that we are required to disclose in our reports filed with the U.S. Securities and Exchange Commission (the “Commission”) is recorded, processed, summarized and reported, within the time periods specified by Commission rules. It should be noted that the design of any system of controls is based in part on certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

B.                                     CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no significant changes to our internal control over financial reporting that occurred during the period covered by this Annual Report on Form 40-F that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

CODE OF ETHICS

We maintain a code of ethics (“Code of Ethics”) applicable to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, which is filed as Exhibit 4 to this Annual Report on Form 40-F. We also maintain a Code of Business Conduct and Ethics (“Code of Business Conduct” and together with the Code of Ethics, our “Codes of Ethics and Business Conduct”) that is applicable to all employees. A copy of our Code of Business Conduct is available upon request directed to the Company’s Secretary located at: 1630 Waterfront Center, 200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L6, (604) 431-9314. In the event that we:

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

In March, 2005, our Board of Directors approved a waiver of the requirements of the Company’s Code of Business Conduct in respect of an inadvertent, technical breach of the Company’s stock trading policy by Todd R. Patrick, our President. The trading decision and all actions taken by Mr. Patrick were in accordance with applicable law. The Board of Directors did not view this at a material breach.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information about the fees billed to us for professional services rendered by KPMG LLP, our principal accountant, during fiscal 2004 and 2003, respectively:

	AGGREGATE FEES BILLED BY OUR
	PRINCIPAL ACCOUNTANT
	2004	2003
Audit fees	$363,788	$328,113
Audit-related fees	200,589	24,786
Non-audit services	268,790	74,100
Total fees	$833,167	$426,999

For the year ended December 31, 2004, the total amount of fees paid by the Company to KPMG LLP for professional services rendered was $833,167. These fees were paid as follows:

AUDIT FEES - Audit fees were paid for services rendered by the auditors for the audit of the Company’s annual consolidated financial statements for the year ended December 31, 2004 and the review of the Company’s quarterly consolidated financial statements for 2004 and services provided in connection with statutory and regulatory filings or engagements, including accounting consultations on specific issues related to the year-end audit.

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

PRE-APPROVAL POLICIES

Since the enactment of the Sarbanes-Oxley Act of 2002 on July 30, 2002 through the end of the period covered by this Annual Report on Form 40-F, all audit and non-audit services performed by our auditor have been pre-approved by our audit committee. See the section entitled “Charter of the Audit Committee” in our Annual Information Form for the year ended December 31, 2004, which is filed as Exhibit 1 to this Annual Report on Form 40-F.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements to report. See the section entitled “Off Balance Sheet Transactions and Contractual Commitments” in our Annual Information Form for the year ended December 31, 2004, which is filed as Exhibit 1 to this Annual Report on Form 40-F.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

In the normal course of business, the Registrant is obligated to make future payments. These obligations represent contracts and other commitments that are known and non-cancelable.

	CONTRACTUAL OBLIGATIONS
	PAYMENTS DUE BY PERIOD
		LESS THAN	1 - 3	3 - 5	MORE THAN
	TOTAL	1 YEAR	YEARS	YEARS	5 YEARS
	($ thousands)
Long-term debt obligations	37,043	990	—	3,610	32,443
Capital (Finance) Lease Obligations	49	30	19	—	—
Operating Lease Obligations	12,245	2,239	3,190	2,755	4,061
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under GAAP of the primary financial statements	—	—	—	—	—

Total	49,337	3,259	3,209	6,365	36,504

Accounting for Funds Received under Shire Funding Facility

On September 9, 2004, Shire provided the Company with a funding facility of up to US$100 million.  Under this facility, the Company is committed to make payments to Shire based on sales or licensing of the products that the funding was applied to.  Annual minimum repayments commencing in 2008, in respect of US$30 million of the drawings related to Flu Advances, is required under the Facility.  Interest accrues on any amount drawn for Flu Advances at 10% per annum, compounded annually and 20% per annum, compounded annually, of advances drawn pursuant to Pipeline Advances.

Flu Advances are repayable in an amount equal to 10% of net sales of specified injectable flu products or 25% of net licensing income (gross licensing income less unreimbursed direct costs and expenses) for specified injectable flu products, for all sales or licensing made outside Canada, to a minimum of $41.8 million (which amount includes accreted interest to the dates of repayment).  Flu Advances drawn in excess of the amount for which there is a minimum repayment obligation are hereinafter called “Excess Flu Advances”.  In addition, with respect to Pipeline Advances, the Company must pay Shire royalty payments in an amount calculated as a percentage of net sales or net licensing income for pipeline products.  The payment terms, only if sales are achieved on the pipeline products, are as follows:

•     20% of net sales of pipeline products,

•     50% of net licensing income achieved on the pipeline products.

The maximum aggregate repayments shall not exceed US600 million. This maximum aggregate amount includes accrued interest on the Flu Advances amount as described above and an amount equal to 20% per year, compounded annually, of the funds drawn pursuant to Pipeline Advances. In addition to the terms set out above which determine the repayment amounts, the following factors are noted about the agreement:

a.                           The Company has not guaranteed, nor does it have a contractual commitment that assures, repayment of the Excess Flu Advances or Pipeline Advances regardless of the outcome of the research and development;

b.                          Shire cannot require the Company to purchase Shire’s interest in the funded research and development regardless of the outcome of the research and development;

c.                           Shire does not receive debt or equity securities of the Company upon IDB’s termination or completion of the funded research and development regardless of the outcome of the research and development;

d.                          The Company’s management has not indicated its intention to repay and does not intend to repay any of the Pipeline Advances prior to successful commercialization of any pipeline product(s);

e.                           The Company would not suffer any economic penalty, if it failed to repay any of the Excess Flu Advances or Pipeline Advances regardless of the outcome of the research and development;

f.                             A significant related party relationship between the Company and Shire does not exist at the time the arrangement was entered into; and,

g.                          The Company had not essentially completed the research and development projects before entering into the arrangement.

The Company first evaluates its repayment obligations under the Shire Funding Facility by considering whether it has a legal obligation to make repayments regardless of the outcome of the research and development activities for which the funding by Shire is applied.  Where such a legal repayment obligation exists, the Company recognizes amounts received from Shire as a liability in its consolidated balance sheets.  Interest is accrued on such amounts in accordance with the terms of the agreement as described above.  The recognized liability is classified as current or long-term depending on the period of required or, if earlier, anticipated repayment.  At December 31, 2004, the Company has recognized $ $37,043,350 (US$30,777,127) as a long-term liability, which amount is comprised of $36,108,000 (US$30,000,000) of Flu Advances received and $935,350 (US$777,127)of accrued interest, because the Company is obligated to repay these funds regardless of the outcome of the research and development.

For Excess Flu Advances, being those in excess of the US$30 million minimum repayment obligation, and for Pipeline Advances, repayment depends solely on the results of the research and development having future economic benefit.  In accordance with generally accepted accounting principles, the Company evaluates whether repayment of any of these amounts is probable.  The Company’s evaluation of such probability is made after considering factors including the progress of the research and development of the respective products, the likelihood of successful commercialization, the availability of resources to bring the products to market, and management’s intention to continue with the respective programs through to successful commercialization. After evaluation of such factors, the Company recognizes a liability for repayment to Shire based on its management’s best estimate that, notwithstanding that repayment is solely contingent upon future events; it is probable that an obligation has been incurred.  This assessment of probability is reassessed at each financial reporting date and adjustments to any recorded liability will be recognized as determinable.

At December 31, 2004, the Company had received no Excess Flu Advances and US$26,838,275 in Pipeline Advances.  After making the evaluation of probability based on the factors set out in the previous paragraph, the Company determined that a liability should not be recognized for the Pipeline Advances at December 31, 2004.  In its analysis of it not being probable that a liability for repayment of the Pipeline Advances exists, the Company considered the following:

a.                           The Company is not obligated to repay any of the Pipeline Advances provided by Shire regardless of the outcome of the research and development - repayment depends solely on the results of the research and development arrangement having future economic benefit and not on any other contractual obligation;

b.                          The Company will require a significant amount of additional capital to fund the continued research and develop of the pipeline products;

c.                           The Company is subject to intense competition for skilled personnel and the loss of key personnel or the inability to attract and retain additional personnel could materially impair the outcome of the research and development;

d.                          The Company may not be able to obtain or maintain regulatory approvals that will be necessary to commercialize our products; and

e.                           Even if the Company is ultimately able to commercialize the pipeline products, the products may not gain market acceptance.

As indicated above, the obligation to repay the Pipeline Advances is dependent solely on the results of the research and development having future economic benefit, and it is not probable that such repayment will occur.  In accordance with generally accepted accounting principles, the Company accounts for funding received for research and development activities where it is not probable that repayment will occur as a contract to perform services for others and recognizes revenue by reference to a proportional performance model.

The Company concluded that the percentage of completion, for purposes of Canadian GAAP,  and proportional performance, for purposes of U.S. GAAP, method should be applied based on the costs incurred to date relative to the estimated total costs of the pipeline project(s) that are being funded.  The costs that are used in the performance calculation primarily reflect labor hours and direct incremental costs, used directly in the project, so that the measure reflects actual performance relative to expected performance.

The Company concluded that the costs incurred to date are, in fact, both input and output measures since performance of research undertaken is the only relevant measurement methodology, or deliverable, with respect to potential very early stage products.  Costs incurred are considered by the Company to be an accurate measure of the progress of the specific funded research and development programs.  This accounting obtains a consistent result between the percentage-of-completion method and the proportional performance method and, accordingly, there is no difference in the revenue recognized between Canadian GAAP and U.S. GAAP.

IDENTIFICATION OF AUDIT COMMITTEE

We have established an audit committee in accordance with section 15 U.S.C. 78c(a)(58)(A). Each of the following directors serves on the audit committee: Richard H. McCoy, Dr. Richard Bastiani, Michel Greco, Jon S. Saxe, Dr. Brian J. Underdown, and Daniel A. Carriere. See the section entitled “Committees of the Board of Directors - Audit Committee” in our Annual Information Form for the year ended December 31, 2004, which is filed as Exhibit 1 to this Annual Report on Form 40-F.

AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Richard H. McCoy is an audit committee financial expert serving on our audit committee (as defined in paragraph 8(b) of General Instruction B to Form 40-F). For a description of Mr. McCoy’s relevant experience in financial matters, see Mr. McCoy’s employment history in the section entitled “Directors and Officers” in our Annual Information Form for the year ended December 31, 2004, which is filed as Exhibit 1 to this Annual Report on Form 40-F.

REGULATION BTR NOTICES

We were not required to send any notice required by Regulation BTR to executive officers or directors concerning any equity security subject to a blackout period under Regulation BTR during the period covered by this Annual Report on Form 40-F.

DISCLOSURE PURSUANT TO REQUIREMENTS OF THE NASDAQ STOCK MARKET

The Nasdaq Stock Market has granted us an exemption from NASD Marketplace Rule 4350(f), which requires that a quorum for any meeting of holders of common shares be no less than 33 1/3% of the outstanding shares of a company’s common voting stock. This exemption was granted because such requirement is inconsistent with our home country practice. The Toronto Stock Exchange, the primary market in Canada for our securities, does not mandate any quorum requirements for shareholder meetings. Furthermore, our home country rules and regulations do not have a quorum requirement similar to that mandated by Marketplace Rule 4350(f) and the quorum requirement for shareholder meetings as set out in our by-laws is permitted by all such home country rules and regulations. The foregoing disclosure was inadvertently omitted from the Company’s Form 40F with respect to the year ended December 31, 2003.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

ID BIOMEDICAL CORPORATION

By:	/s/ Anthony F. Holler
Name: Anthony F. Holler
	Title:	Chief Executive Officer
	Date:	September 6, 2005